As filed with the Securities and Exchange Commission on April 29, 1997
                                                              File No.  33-59861
                                                              File No. 811-07299


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM N-4
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ( )
                         Pre-effective Amendment No. ___  (   )
                      Post-effective Amendment No._2__    ( X )
                                     and/or
                   REGISTRATION STATEMENT UNDER THE INVESTMENT
                             COMPANY ACT OF 1940 ( )
                              Amendment No. 5 ( X )
                        (Check appropriate box or boxes)
                         -------------------------------

                      ANNUITY INVESTORS-VARIABLE ACCOUNT A
                           (Exact Name of Registrant)

         ANNUITY INVESTORS LIFE INSURANCE COMPANY[REGISTERED TRADEMARK]
                               (Name of Depositor)
                                  P.O. Box 5423
                           Cincinnati, Ohio 45201-5423
         (Address of Depositor's Principal Executive Offices) (Zip Code)

               Depositor's Telephone Number, including Area Code:
                                 (800) 789-6771
 -------------------------------------------------------------------------------

                                Mark F. Muething, Esq.
                 Senior Vice President, Secretary and General Counsel
                       Annuity Investors Life Insurance Company
                                     P.O. Box 5423
                              Cincinnati, Ohio 45201-5423
                        (Name and Address of Agent for Service)

                                       Copy to:

                              Catherine S. Bardsley, Esq.
                              Kirkpatrick & Lockhart LLP
                                  1800 M Street, N.W.
                                South Lobby - Suite 900
                                Washington, D.C. 20036
 -------------------------------------------------------------------------------

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement
It is proposed  that this filing will become effective (check appropriate box):

___  Immediately upon filing pursuant to paragraph (b).
_X_  On May 1, 1997 pursuant to paragraph (b).
___  Sixty days after filing  pursuant to paragraph (a).
___  On _________  pursuant  to  paragraph (a)(1).
___  If  appropriate, check the following box:
___ This post-effective amendment designates a new effective date for a previously filed post-effective amendment.


      Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant declares that an indefinite number of its securities is being registered under the Securities Act of 1933. The Notice required for such rule for the most recent fiscal year was filed on March 3, 1997.


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GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------

                              CROSS REFERENCE SHEET



                    Showing Location in Part A (Prospectus),
             Part B (Statement of Additional Information) and Part C
           of Registration Statement Information Required by Form N-4



                                    PART A

      ITEM OF FORM N-4                    PROSPECTUS CAPTION
      ----------------                    ------------------
 1.    Cover Page..............................  Cover Page

 2.    Definitions.............................  Definitions

 3.    Synopsis................................  Highlights

 4.    Condensed Financial Information
       (a)   Accumulation Unit Values..........  Condensed Financial Information
       (b)   Performance Data..................  Performance Information
       (c)   Financial Statements..............  Financial Statements for the
                                                 Company and the Separate Account

 5.    General Description of Registrant,
       Depositor and Portfolio Companies
       (a)   Depositor.........................  Annuity Investors Life Insurance
                                                 Company
       (b)   Registrant........................  The Separate Account
       (c)   Portfolio Company.................  The Funds
       (d)   Fund Prospectus...................  The Funds
       (e)   Voting Rights.....................  Voting Rights

6.     Deductions and Expenses
       (a)   General...........................  Charges and Deductions
       (b)   Sales Load %......................  Contingent Deferred Sales Charge
       (c)   Special Purchase Plan.............  Contingent Deferred Sales Charge;
                                                 Reduction or Elimination of
                                                 Contract and Certificate Charges
       (d)   Commissions.......................  Distribution of the Contract
       (e)   Fund Expenses.....................  The Funds
       (f)   Operating Expenses................  Summary of Expenses




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                                    Page ii

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GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
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7.     General Description of Variable Annuity
       Contracts
       (a)   Persons with Rights...............  The Contract; Surrenders;
                                                 Contract Loans; Death Benefit;
                                                 Voting Rights

       (b)   (i)   Allocation of Premium         Enrollment and Purchase Payments
                   Payments....................
             (ii)  Transfers...................  Transfers
             (iii) Exchanges...................  Additions, Deletions or
                                                 Substitutions
       (c)   Changes...........................  Not Applicable
       (d)   Inquiries   ......................  Contacting the Company

8.     Annuity Period..........................  Settlement Options

9.     Death Benefit...........................  Death Benefit

10.    Purchases and Contract Values
       (a)   Purchases.........................  Enrollment and Purchase Payments
       (b)   Valuation.........................  Fixed Account Value; Variable
                                                 Account Value
       (c)   Daily Calculation.................  Accumulation Unit Value; Net
                                                 Investment Factor
       (d)   Underwriter.......................  Distribution of the Contract

11.    Redemptions
       (a)   By Contract Owners................  Surrender Value; Systematic
                                                 Withdrawal Option
             By Annuitant......................  Not Applicable
       (b)   Texas ORP.........................  Texas Optional Retirement Program
       (c)   Check Delay.......................  Suspension or Delay in Payment of
                                                 Surrender Value
       (d)   Free Look.........................  Not Applicable

12.    Taxes...................................  Federal Tax Matters

13.    Legal Proceedings.......................  Legal Proceedings

14.    Table of Contents of the Statement of     Statement of Additional
       Additional Information..................  Information


--------------------------------------------------------------------------------
                                    Page iii




GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------


                                      PART B
                                                 Statement of Additional
       Item Of Form N-4                          Information Caption
                                                 -----------------------

15.    Cover Page..............................  Cover Page

16.    Table of Contents.......................  Table of Contents

17.    General Information and                   General Information and History
       History.................................
18.    Services
       (a)   Fees and Expenses of Registrant...  (Prospectus) Summary of Expenses
       (b)   Management Contracts..............  Not Applicable
       (c)   Custodian.........................  Not Applicable
             Independent Auditors..............  Experts
       (d)   Assets of Registrant..............  Not Applicable
       (e)   Affiliated Person.................  Not Applicable
       (f)   Principal Underwriter.............  Not Applicable

19.    Purchase of Securities Being Offered....  (Prospectus) Distribution of the
                                                 Contract
       Offering Sales Load.....................  (Prospectus) Contingent Deferred
                                                 Sales Charge

20.    Underwriters............................  Distribution of the Contract

21.    Calculation of Performance Data
       (a)   Money Market Funded Sub-Accounts..  Money Market Sub-Account Yield
                                                 Calculation
       (b)   Other Sub-Accounts................  Other Sub-Account Yield
                                                 Calculation

22.    Annuity Payments........................  (Prospectus) Fixed Dollar Annuity
                                                 Benefit; Variable Dollar Annuity
                                                 Benefit

23.    Financial Statements....................  Financial Statements


     Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.


--------------------------------------------------------------------------------
                                    Part iv

GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------


           ANNUITY INVESTORS[REGISTERED TRADEMARK] VARIABLE ACCOUNT A
                                          OF
         ANNUITY INVESTORS LIFE INSURANCE COMPANY[REGISTERED TRADEMARK]
                                      PROSPECTUS
                                        FOR THE
                    COMMODORE NAUTICUS[REGISTERED TRADEMARK]
                     GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY
                                    ISSUED BY
                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
           P.O. BOX 5423, CINCINNATI, OHIO 45201-5423, (800) 789-6771


      This Prospectus describes The Commodore Nauticus[REGISTERED TRADEMARK], a Group Flexible Premium Deferred Annuity Contract (the "Contract") issued by Annuity Investors Life Insurance Company (the "Company") and the Certificates of Participation under the Contract ("Certificates").

      A Certificate provides for the accumulation of an Account Value on a fixed or variable basis, or a combination of both. The Certificate also provides for the payment of periodic annuity payments on a fixed or variable basis, or a combination of both. If the variable basis is chosen, annuity values will be held in Annuity Investors Variable Account A (the "Separate Account") and will vary according to the investment performance of the mutual funds in which the Sub-Accounts of the Separate Account invest. If the fixed basis is chosen, periodic annuity payments from the Company's general account will be fixed and will not vary.

      The Separate Account is divided into Sub-Accounts. Each Sub-Account uses its assets to purchase, at their net asset value, shares of a designated registered investment company or portfolio thereof (each, a "Fund"). The Funds available for investment in the Separate Account under the Contract are as follows: (1) Janus Aspen Series Aggressive Growth Portfolio, (2) Janus Aspen Series Worldwide Growth Portfolio, (3) Janus Aspen Series Balanced Portfolio;
(4) Dreyfus Variable Investment Fund-Capital Appreciation Portfolio; (5) Dreyfus Variable Investment Fund-Growth and Income Portfolio; (6) Dreyfus Variable Investment Fund - Small Cap Portfolio; (7) The Dreyfus Socially Responsible Growth Fund, Inc.; (8) Dreyfus Stock Index Fund; (9) Merrill Lynch Variable Series Funds, Inc. Basic Value Focus Fund; (10) Merrill Lynch Variable Series Funds, Inc. Global Strategy Focus Fund; (11) Merrill Lynch Variable Series Funds, Inc. High Current Income Fund; (12) Merrill Lynch Variable Series Funds, Inc. Domestic Money Market Fund; (13) PBHG Insurance Series Fund, Inc. - PBHG Growth II Portfolio; (14) PBHG Insurance Series Fund, Inc. - PBHG Technology & Communications Portfolio; (15) Morgan Stanley Universal Funds Inc. - U.S. Real Estate Portfolio; (16) Morgan Stanley Universal Funds Inc. - Fixed Income Portfolio; and (17) Strong Special Fund II, Inc.

      This Prospectus sets forth the basic information that a prospective investor should know before investing. A "Statement of Additional Information" containing more detailed information about the Contract is available free of charge by writing to the Company's Administrative Office at P.O. Box 5423, Cincinnati, Ohio 45201-5423. The Statement of Additional Information, which has the same date as this Prospectus, as it may be supplemented from time to time, has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The table of contents of the Statement of Additional Information is included at the end of this Prospectus.

--------------------------------------------------------------------------------
                                     Page 1

GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------


                               TABLE OF CONTENTS

                                                                            PAGE

DEFINITIONS....................................................................6

HIGHLIGHTS.....................................................................8
      The Contract and Certificates............................................8
      The Separate Account.....................................................8
      The Fixed Account........................................................9
      Transfers Before the Annuity Commencement Date...........................9
      Surrenders...............................................................9
      Contingent Deferred Sales Charge ("CDSC")................................9
      Other Charges and Deductions.............................................9
      Annuity Benefits........................................................10
      Death Benefit...........................................................10
      Federal Income Tax Consequences.........................................10
      Right to Cancel.........................................................10
      Contacting the Company..................................................10

CONDENSED FINANCIAL INFORMATION...............................................11

SUMMARY OF EXPENSES...........................................................13
      Examples................................................................16

FINANCIAL STATEMENTS..........................................................18

THE FUNDS.....................................................................18
      Janus Aspen Series......................................................18
            Aggressive Growth Portfolio.......................................18
            Worldwide Growth Portfolio........................................18
            Balanced Portfolio................................................18
      Dreyfus Funds...........................................................18
            Capital Appreciation Portfolio (Dreyfus Variable
               Investment Fund)...............................................19
      Growth and Income Portfolio.............................................19
      Small Cap Portfolio.....................................................19
            The Dreyfus Socially Responsible Growth Fund, Inc.................19
            Dreyfus Stock Index Fund..........................................19
      Merrill Lynch Variable Series Funds, Inc................................20
            Basic Value Focus Fund............................................20
            Global Strategy Focus Fund........................................20
            High Current Income Fund..........................................20
            Domestic Money Market Fund........................................20
      Strong Special Fund II, Inc.............................................20
            Strong Special Fund II, Inc.......................................20
      Morgan Stanley Universal Funds Inc......................................20
            U.S. Real Estate Portfolio........................................20
            Fixed Income Portfolio............................................21
      PBHG Insurance Series Fund, Inc.........................................21
            PBHG Growth II Portfolio..........................................21
            PBHG Technology & Communications Portfolio........................21
      Additions, Deletions, or Substitutions..................................22

PERFORMANCE INFORMATION.......................................................22
      Yield Data..............................................................22
      Total Return Data.......................................................23

ANNUITY INVESTORS LIFE INSURANCE COMPANY[REGISTERED TRADEMARK]
     AND THE SEPARATE ACCOUNT.................................................23
      Annuity Investors Life Insurance Company................................23
      Published Ratings.......................................................24
      The Separate Account....................................................24


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                                     Page 2

GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------

THE FIXED ACCOUNT.............................................................25
      Fixed Account Options...................................................25
      Renewal of Fixed Account Options........................................25

THE CONTRACT..................................................................26
      Right to Cancel.........................................................26

ENROLLMENT AND PURCHASE PAYMENTS..............................................26
      Purchase Payments.......................................................26
      Allocation of Purchase Payments.........................................27

ACCOUNT VALUE.................................................................27
      Fixed Account Value.....................................................27
      Variable Account Value..................................................27
      Accumulation Unit Value.................................................28
      Net Investment Factor...................................................28

TRANSFERS.....................................................................29
      Telephone Transfers.....................................................29
      Dollar Cost Averaging...................................................29
      Portfolio Rebalancing...................................................30
      Interest Sweep..........................................................30
      Changes By the Company..................................................31

SURRENDERS....................................................................31
      Surrender Value.........................................................31
      Suspension or Delay in Payment of Surrender Value.......................32
      Free Withdrawal Privilege...............................................32
      Systematic Withdrawal Option............................................33

CONTRACT LOANS................................................................33

DEATH BENEFIT.................................................................33
      Death of Participant....................................................33
      Death Benefit...........................................................33
      Beneficiary.............................................................34

CHARGES AND DEDUCTIONS........................................................35
      Contingent Deferred Sales Charge........................................35
      Maintenance and Administrative Charges..................................36
      Mortality and Expense Risk Charge.......................................37
      Premium Taxes...........................................................38
      Transfer Fee............................................................38
      Fund Expenses...........................................................38
      Reduction or Elimination of Contract and Certificate Charges............38

SETTLEMENT OPTIONS............................................................39
      Annuity Commencement Date...............................................39
      Election of Settlement Option...........................................39
      Annuity Benefit.........................................................39
      Fixed Dollar Annuity Benefit............................................40
      Variable Dollar Annuity Benefit.........................................40
      Transfers After the Annuity Commencement Date...........................40
      Annuity Transfer Formula................................................41
      Settlement Options......................................................41
      Minimum Amounts.........................................................42
      Settlement Option Tables................................................42



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


GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------


GENERAL PROVISIONS............................................................43
      Non-participating.......................................................43
      Misstatement of Age.....................................................43
      Proof of Existence and Age..............................................43
      Facility of Payment.....................................................43
      Transfer and Assignment.................................................43
      Annuity Data............................................................43
      Annual Report...........................................................43
      Incontestability........................................................44
      Entire Contract.........................................................44
      Changes in the Contract.................................................44
      Waiver of the Certificate Maintenance Fee...............................44
      Notices and Directions..................................................44

FEDERAL TAX MATTERS...........................................................45
      Introduction............................................................45
      Taxation of Annuities In General........................................45
      Surrenders..............................................................46
      Annuity Payments........................................................46
      Penalty Tax.............................................................46
      Taxation of Death Benefit Proceeds......................................47
      Transfers, Assignments, or Exchanges of the Contract....................47
      Texas Optional Retirement Program.......................................47
      Tax-Sheltered Annuities.................................................47
      Pension and Profit Sharing Plans........................................47
      Certain Deferred Compensation Plans.....................................47
      Withholding.............................................................48
      Possible Changes in Taxation............................................48
      Other Tax Consequences..................................................48
      General.................................................................48

DISTRIBUTION OF THE CONTRACT..................................................48

LEGAL PROCEEDINGS.............................................................49

VOTING RIGHTS.................................................................49

AVAILABLE INFORMATION.........................................................50

STATEMENT OF ADDITIONAL INFORMATION...........................................51

APPENDIX A....................................................................53



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                                     Page 4


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GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
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                                 *     *     *


            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
                     THE SECURITIES AND EXCHANGE COMMISSION
                 OR ANY STATE SECURITIES REGULATORY AUTHORITIES
                 NOR HAS THE COMMISSION PASSED UPON THE ACCURACY
            OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                    Please Read this Prospectus Carefully and
                         Retain It for Future Reference.
                   The Date of this Prospectus is May 1, 1997.


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO DEALER, SALESPERSON, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY, ANY FINANCIAL INSTITUTION, NOR ARE THEY FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTMENT.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUS FOR EACH UNDERLYING FUND. BOTH THIS PROSPECTUS AND THE UNDERLYING FUND PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.




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                                     Page 5


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GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------

                                      DEFINITIONS

ACCOUNT(S):  The Sub-Account(s) and/or the Fixed Account options.

ACCOUNT VALUE: The aggregate value of the Participant's interest in the Sub-Account(s) and the Fixed Account options as of the end of any Valuation Period.

ACCUMULATION PERIOD: The period prior to the Annuity Commencement Date during which the Participant is eligible for benefits under the Contract.

ACCUMULATION UNIT: The unit of measurement used to calculate the value of the Sub-Account(s) prior to the Annuity Commencement Date.

ADMINISTRATIVE OFFICE: The home office of the Company or any other office the Company may designate for administration.

AGE:  Age as of most recent birthday.

ANNUITANT: The Annuitant is the Participant and is the person on whose life Annuity Benefit payments are based.

ANNUITY BENEFIT: Periodic payments made by the Company under a Settlement Option, which payments commence after the Annuity Commencement Date and continue during the Annuity Payment Period, for the life of a person or for a specific period. A Variable Dollar Annuity Benefit will provide payments that vary in amount. Fixed Dollar Annuity Benefit payments remain constant.

ANNUITY COMMENCEMENT DATE:  The date on which Annuity Benefits are to begin.

ANNUITY PAYMENT PERIOD: The period commencing with the Annuity Commencement Date, during which Annuity Benefits are payable under the Contract with respect to a Participant's participation interest.

ANNUITY UNIT: The unit of measurement used to determine the value of any Variable Dollar Annuity Benefit payments after the first Annuity Benefit payment is made by the Company.

BENEFICIARY: The person or persons entitled to receive the Death Benefit if the Participant dies prior to the Annuity Commencement Date.

CERTIFICATE  ANNIVERSARY:  An annual  anniversary of the  Certificate  Effective
Date.

CERTIFICATE EFFECTIVE DATE: The date shown on the Certificate Specifications page.

CERTIFICATE YEAR: Any period of twelve months commencing on the Certificate Effective Date and on each Certificate Anniversary thereafter.

CODE: The Internal Revenue Code of 1986, as amended, and the rules and regulations issued thereunder.

CONTRACT OWNER: The person shown as such on the Application for the Contract, the Participant Enrollment Form, the Contract Specifications page and the Certificate Specifications page.



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                                     Page 6

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GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
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DUE PROOF OF DEATH:  Any of (1) a certified copy of a death  certificate;  (2) a certified copy of a decree of a court of competent jurisdiction as to the finding of death; (3) a written statement by a medical doctor who attended the deceased; or (4) any other proof satisfactory to the Company.

FIXED ACCOUNT: An account which is part of the Company's general account, the values of which are not dependent upon the investment performance of the Sub-Accounts.

FIXED ACCOUNT VALUE: The value of a Participant's interest in all Fixed Account options.

FUND: A management investment company or a portfolio thereof, registered under the Investment Company Act of 1940, in which a Sub-Account of the Separate Account invests.

NET ASSET VALUE: The amount computed by an investment company, no less frequently than each Valuation Period, as the price at which its shares or units, as the case may be, are redeemed in accordance with the rules of the Securities and Exchange Commission.

PARTICIPANT: The person identified on the Certificate Specifications page, who participates in the benefits of the Contract.

PURCHASE PAYMENT: A contribution after the deduction of premium tax, if any, made to the Company in consideration for the Participant's participation under the Contract.

SEPARATE ACCOUNT: Annuity Investors Variable Account A (also referred to as the "Variable Account") which has been established by the Company pursuant to the laws of the State of Ohio.

SETTLEMENT OPTION: The option elected by the Participant for the payment of Annuity Benefits.

SUB-ACCOUNT: The Separate Account is divided into Sub-Accounts, each of which invests in the shares of a designated Fund.

SURRENDER VALUE: The amount payable under a Certificate if the Certificate is surrendered.

VALUATION PERIOD: The period commencing at the close of regular trading on the New York Stock Exchange on any Valuation Date and ending at the close of trading on the next succeeding Valuation Date. "Valuation Date" means each day on which the New York Stock Exchange is open for business.

VARIABLE  ACCOUNT  VALUE:   The  value  of  a  Participant's   interest  in  all
Sub-Accounts.

WRITTEN REQUEST: Information provided, or a request made, that is complete and satisfactory to the Company and in writing, that is sent to the Company on the Company's form or in a form satisfactory to the Company, and that is received by the Company at the Administrative Office. A Written Request is subject to any payment made or any action the Company takes before the Written Request is acknowledged by the Company. A Participant may be required to return his or her Certificate to the Company in connection with a Written Request.


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                                     Page 7
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GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------


                                      HIGHLIGHTS

THE CONTRACT AND CERTIFICATES

      The Group Flexible Premium Deferred Annuity Contract described in this Prospectus is designed for use in connection with certain retirement arrangements that qualify for favorable tax treatment under Sections 401, 403, or 457 of the Code, and for non-tax qualified deferred compensation arrangements.

      The Contract Owner is the person shown as such on the Application for the Contract, the Participant Enrollment Form, the Contract Specifications page and the Certificate Specifications page. The Contract is held by the Contract Owner for the benefit of Participants and Beneficiaries. Each participant for whom Purchase Payment(s) are made will participate in the Contract as a Participant. A Participant account will be established for each Participant. Subject to the terms of a Certificate, the Account Value, after certain adjustments, will be applied to the payment of an Annuity Benefit under the Settlement Option elected by the Participant.

      The Account Value will depend on the investment experience of the amounts allocated to each Sub-Account of the Separate Account elected by the Participant and/or interest credited on amounts allocated to the Fixed Account option(s) elected. All Annuity Benefits and other values provided under the Certificate when based on the investment experience of the Separate Account are variable and are not guaranteed as to dollar amount. Therefore, prior to the Annuity Commencement Date the Participant bears the entire investment risk with respect to amounts allocated to the Separate Account under the Certificate.

      THERE IS NO GUARANTEED OR MINIMUM SURRENDER VALUE WITH RESPECT TO AMOUNTS ALLOCATED TO THE SEPARATE ACCOUNT, SO THE PROCEEDS OF A SURRENDER COULD BE LESS THAN THE TOTAL PURCHASE PAYMENTS.

THE SEPARATE ACCOUNT

      Annuity Investors Variable Account A is a separate account of the Company that is divided into Sub-Accounts (See "The Separate Account," page 24.) Each Sub-Account uses its assets to purchase, at their Net Asset Value, shares of a Fund. The Funds available for investment in the Separate Account under the Contract are as follows: (1) Janus Aspen Series
      Aggressive Growth Portfolio; (2) Janus Aspen Series Worldwide Growth Portfolio; (3) Janus Aspen Series Balanced Portfolio; (4) Dreyfus Variable Investment Fund-Capital Appreciation Portfolio; (5) Dreyfus Variable
      Investment Fund-Growth and Income Portfolio; (6) Dreyfus Variable Investment Fund - Small Cap Portfolio; (7) The Dreyfus Socially Responsible Growth Fund, Inc.; (8) Dreyfus Stock Index Fund; (9) Merrill Lynch Variable Series Funds, Inc. Basic Value Focus Fund, (10) Merrill Lynch Variable Series Funds, Inc. Global Strategy Focus Fund; (11) Merrill Lynch Variable Series Funds, Inc. High Current Income Fund; (12) Merrill
      Lynch Variable Series Funds, Inc. Domestic Money Market Fund; (13) PBHG Insurance Series Fund, Inc. - PBHG Growth II Portfolio; (14) PBHG Insurance Series Fund, Inc. - PBHG Technology & Communications Portfolio;
      (15) Morgan  Stanley  Universal  Funds Inc. - U.S. Real Estate  Portfolio;
      (16) Morgan Stanley  Universal  Funds Inc. - Fixed Income  Portfolio;  and
      (17) Strong Special Fund II, Inc. Each Fund has distinct investment objectives and policies which are described in the accompanying prospectus for the Fund.


      Each Fund pays its investment adviser and other service providers certain fees charged against the assets of the Fund. The Account Value of a Certificate and the amount of any Annuity Benefits will vary to reflect


--------------------------------------------------------------------------------

GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------

      the investment performance of all the Sub-Accounts elected by the Participant and the deduction of the charges described under "CHARGES AND DEDUCTIONS," page 35. For more information about the Funds, see "THE FUNDS," page 18, and the accompanying Funds' prospectuses.

THE FIXED ACCOUNT

      The Fixed Account is an account within the Company's general account. There are currently five Fixed Account options available under the Fixed
      Account: a Fixed Accumulation Account option and four fixed-term options. Purchase Payments allocated or amounts transferred to the Fixed Account options are credited with interest at a rate declared by the Company's Board of Directors, but in any event at a minimum guaranteed annual rate of 3.0% corresponding to a daily rate of 0.0081%. (See "THE FIXED ACCOUNT," page 25.)

TRANSFERS BEFORE THE ANNUITY COMMENCEMENT DATE

      Prior to the Annuity Commencement Date, the Participant may transfer values between the Separate Account and the Fixed Account, within the Fixed Account and among the Sub-Accounts, by Written Request to the Company or by telephone in accordance with the Company's telephone transfer rules. (See "TRANSFERS," page 29.)


      The Company currently charges a fee of $25 for each transfer ("Transfer Fee") in excess of twelve made during the same Certificate Year. (See "TRANSFERS," page 29)


      For transfers after the Annuity Commencement Date, see "Transfers After the Annuity Commencement Date," page 40.

SURRENDERS

      All or part of the Surrender Value of a Certificate may be surrendered by the Participant on or before the Annuity Commencement Date by Written Request to the Company. Amounts surrendered may be subject to a Contingent Deferred Sales Charge ("CDSC") depending upon how long the Purchase Payments to be withdrawn have been held under the Certificate. Amounts withdrawn also may be subject to a premium tax or similar tax, depending upon the jurisdiction in which the Participant lives. Surrenders may be subject to a 10% premature distribution penalty tax if made before the Participant reaches age 59 1/2. Surrenders may further be subject to federal, state or local income tax. (See "FEDERAL TAX MATTERS," page 45.)

CONTINGENT DEFERRED SALES CHARGE ("CDSC")

      A CDSC may be imposed on surrenders. The maximum CDSC is 7% of Purchase Payments withdrawn during the first year after that Purchase Payment is received, decreasing by 1% annually to 0% after year seven. The CDSC may be reduced or waived under certain circumstances. (See "CHARGES AND DEDUCTIONS," page 35.)

OTHER CHARGES AND DEDUCTIONS

      The Company deducts a daily charge ("Mortality and Expense Risk Charge") at an effective annual rate of 1.25% of the daily Net Asset Value of each Sub-Account. In connection with certain Contracts that allow the Company


--------------------------------------------------------------------------------

GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------


      to reduce administrative expenses, the Company will offer an Enhanced Contract with a Mortality and Expense Risk Charge at an effective annual rate of 0.95% of the daily Net Asset Value of each Sub-Account. The
      Company may offer an Enhanced Contract to a group of employees of the Company, its subsidiaries and/or affiliates.

      The Company deducts a Certificate maintenance charge each year ("Certificate Maintenance Fee"). This Fee is currently $25 and is deducted from a Participant's Variable Account Value on each Certificate Anniversary. The Certificate Maintenance Fee may be waived under certain circumstances, at the Company's discretion.




      Charges for premium taxes may be imposed in some jurisdictions. Depending on the applicability of such taxes, the charges may be deducted from Purchase Payments, from surrenders, and from other payments made under the Certificate. (See "CHARGES AND DEDUCTIONS," page 35.)

ANNUITY BENEFITS

      Annuity Benefits are paid on a fixed or variable basis, or a combination of both. (See "Annuity Benefit," page 39.)

DEATH BENEFIT

      The Certificate provides for the payment of a death benefit if the Participant dies prior to the Annuity Commencement Date. The death benefit may be paid as either a lump sum or pursuant to one of the Settlement Options offered under the Certificate. (See "DEATH BENEFIT," page 33.)

FEDERAL INCOME TAX CONSEQUENCES

      A Participant generally should not be taxed on increases in the Account Value until a distribution under the Certificate occurs (E.G., a surrender or Annuity Benefit) or is deemed to occur (E.G., a loan in default). Generally, a portion (up to 100%) of any distribution or deemed distribution is taxable as ordinary income. The taxable portion of distributions is generally subject to income tax withholding unless the recipient elects otherwise. In addition, a federal penalty tax may apply to certain distributions. (See "FEDERAL TAX MATTERS," page 45.)


RIGHT TO CANCEL

      Where required by state law, a Participant may cancel his or her Certificate by giving the Company written notice of cancellation and returning the Certificate before midnight of the twentieth day (or longer if required by state law) after receipt. (See, "Right to Cancel," page 26.)

CONTACTING THE COMPANY

      All Written Requests and any questions or inquiries should be directed to the Company's Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423, (800) 789-6771. All inquiries should include the Certificate Number and the Participant's name.

      NOTE: THE FOREGOING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION IN THE REMAINDER OF THIS PROSPECTUS AND IN THE ACCOMPANYING PROSPECTUSES FOR THE FUNDS WHICH SHOULD BE REFERRED TO FOR MORE DETAILED INFORMATION. THE REQUIREMENTS OF A PARTICULAR RETIREMENT PLAN, AN ENDORSEMENT TO THE CONTRACT OR CERTIFICATE, OR LIMITATIONS OR PENALTIES IMPOSED BY THE CODE OR THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED, MAY IMPOSE ADDITIONAL LIMITS OR RESTRICTIONS ON PURCHASE PAYMENTS, SURRENDERS, DISTRIBUTIONS, OR BENEFITS, OR ON OTHER PROVISIONS OF THE CONTRACT OR THE CERTIFICATES THEREUNDER. THIS PROSPECTUS DOES NOT DESCRIBE SUCH LIMITATIONS OR RESTRICTIONS. (SEE "FEDERAL TAX MATTERS," PAGE 45.)


--------------------------------------------------------------------------------

GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------

                            CONDENSED FINANCIAL INFORMATION

The following table gives per unit information about the financial history of each Sub-Account of the Separate Account from inception to December 31, 1996.
This information should be read in conjunction with the Separate Account financial statements (including the notes thereto) included in the Statement of Additional Information.

                    ACCUMULATION UNIT VALUES AND UNITS OUTSTANDING



                                  STANDARD CONTRACTS            ENHANCED CONTRACTS2
                                  -------------------           -------------------
                                  1996           1995           1996           1995
                                  ----           ----           ----           ----
DREYFUS VARIABLE INVESTMENT
FUND - CAPITAL APPRECIATION
Accumulation UV - beginning       9.944353       10.000000(1)   9.946124       10.000000(1)
Accumulation UV - ending          12.330543      9.944353       12.369954      9.946124
Accumulated units at year         33,424.286     0.000          313.603        0.000
end

THE DREYFUS SOCIALLY
RESPONSIBLE GROWTH FUND,
INC.
Accumulation UV - beginning       9.960199       10.000000(1)   9.962000       10.000000(1)
Accumulation UV - ending          11.924561      9.960199       11.962818      9.962000
Accumulated units at year         15,316.028     0.000          0.000          0.000
end

DREYFUS STOCK INDEX FUND
Accumulation UV - beginning       9.992509       10.000000(1)   9.994303       10.000000(1)
Accumulation UV - ending          12.092195      9.992509       12.130821      9.994303
Accumulated units at year         29,203.177     0.000          600.306        0.000
end

JANUS ASPEN SERIES

AGGRESSIVE GROWTH
Accumulation UV - beginning       10.299246      10.000000(1)   10.301075      10.000000(1)
Accumulation UV - ending          10.979832      10.299246      11.015008      10.301075
Accumulated units at year         52,219.342     0.000          1,910.271      0.000
end

WORLDWIDE GROWTH
Accumulation UV - beginning       10.239284      10.000000(1)   10.241132      10.000000(1)
Accumulation UV - ending          13.048360      10.239284      13.090061      10.241132
Accumulated units at year         50,730.352     0.000          272.267        0.000
end

BALANCED
Accumulation UV - beginning       10.171211      10.000000(1)   10.173040      10.000000(1)
Accumulation UV - ending          11.670308      10.171211      11.707739      10.173040
Accumulated units at year         49,603.384     0.000          1,024.467      0.000
end

--------------------------------------------------------------------------------
                                    Page 11


GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------


SHORT-TERM BOND3/
Accumulation UV - beginning       10.061754      10.000000(1)   10.063557      10.000000(1)
Accumulation UV - ending          10.332080      10.061754      10.365199      10.063557
Accumulated units at year         4,216.270      0.000          17.440         0.000
end

MERRILL LYNCH VARIABLE
SERIES FUNDS, INC.

BASIC VALUE FOCUS
Accumulation UV - beginning       10.147434      10.000000(1)   10.149258      10.000000(1)
Accumulation UV - ending          12.094664      10.147434      12.133299      10.149258
Accumulated units at year         6,820.503      0.000          96.296         0.000
end

GLOBAL STRATEGY FOCUS
Accumulation UV - beginning       10.105242      10.000000(1)   10.107054      10.000000(1)
Accumulation UV - ending          11.294096      10.105242      11.330202      10.107054
Accumulated units at year         2,114.707      0.000          30.061         0.000
end

HIGH CURRENT INCOME
Accumulation UV - beginning       10.118436      10.000000(1)   10.120248      10.000000(1)
Accumulation UV - ending          11.119068      10.118436      11.148637      10.120248
Accumulated units at year         6,837.357      0.000          255.389        0.000
end

DOMESTIC MONEY MARKET
Accumulation UV - beginning       1.002475       1.000000(1)    1.002655       1.000000(1)
Accumulation UV - ending          1.041216       1.002475       1.045819       1.002655
Accumulated units at year         325,331.820    0.000          1,260.991      0.000
end


1/    Effective December 7, 1995 on Separate Account commencement date.
2/ Enhanced Contracts have an annual mortality and expense risk change of 0.95%.
3/ Because this Sub-Account has been eliminated, effective May 1, 1997, Purchase Payments are no longer allocable to it.


--------------------------------------------------------------------------------

GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------


                               SUMMARY OF EXPENSES

PARTICIPANT TRANSACTION EXPENSES
      Sales Load Imposed on Purchase                                None
      Payments
      Contingent Deferred Sales Charge
      (as a percentage of Purchase
      Payments withdrawn)
            Certificate Years since
            Purchase Payment Receipt
                  less than 1 year                                  7%
                  1 year but less than 2 years                      6%
                  2 years but less than 3 years                     5%
                  3 years but less than 4 years                     4%
                  4 years but less than 5 years                     3%
                  5 years but less than 6 years                     2%
                  6 years but less than 7 years                     1%
                  7 years or more                                   0%

      Surrender Fees                                                None

      Transfer Fee 1/                                               $25

ANNUAL CERTIFICATE MAINTENANCE FEE                                  $25




----------------------

1/ The first twelve transfers in a Certificate Year are free. Thereafter, a $25 fee will be charged on each subsequent transfer.

--------------------------------------------------------------------------------


GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------

SEPARATE ACCOUNT               JANUS A.S.  JANUS A.S.  JANUS A.S.   DREYFUS    DREYFUS     DREYFUS V.I.F.
ANNUAL EXPENSES2/              AGGRESSIVE  WORLDWIDE   BALANCED     V.I.F.     V.I.F.      CAPITAL
(as a percentage of            GROWTH      GROWTH      PORTFOLIO4/  GROWTH     SMALL CAP   APPRECIATION
average Separate               PORTFOLIO4/ PORTFOLIO4/              PORTFOLIO  PORTFOLIO   PORTFOLIO
Account assets)                ---------   ---------   ---------    ---------  ---------   --------------

   Mortality and               1.25%       1.25%       1.25%         1.25%     1.25%       1.25%
   Expense Risk
   Charge

   Administration Charge       0.00%       0.00%       0.00%         0.00%     0.00%       0.00%

   Other Fees and              0.00%       0.00%       0.00%         0.00%     0.00%       0.00%
   Expenses of the
   Separate Account

   Total Separate              1.25%       1.25%       1.25%         1.25%     1.25%       1.25%
   Account Annual
   Expenses

FUND ANNUAL Expenses3/
(as a percentage of Fund
average net assets after
fee waiver and/or expense
reimbursement, if any)

   Management Fees             0.72%       0.66%       0.79%         0.75%     0.75%       0.75%

   Other Expenses              0.04%       0.14%       0.15%         0.08%     0.04%       0.09%

   Total Fund Annual           0.76%       0.80%       0.94%         0.83%     0.79%       0.84%
   Expenses

                                                       MERRILL     MERRILL     MERRILL     MERRILL
                                                       LYNCH       LNCH        LYNCH       LYNCH
SEPARATE ACCOUNT              THE DREYFUS              V.S.F.      V.S.F.      V.S.F.      V.S.F
ANNUAL EXPENSES2/             SOCIALLY     DREYFUS     BASIC       GLOBAL      HIGH        DOMESTIC
(as a percentage of           RESPONSIBLE  STOCK       VALUE       STRATEGY    CURRENT     MONEY
average Separate              GROWTH FUND  INDEX       FOCUS       FOCUS       INCOME      MARKET
Account assets)               INC.5/       FUND        FUND        FUND        FUND        FUND
                              -----------  -------     -------     --------    -------     --------

   Mortality and               1.25%       1.25%       1.25%         1.25%     1.25%       1.25%
   Expense Risk Charge

   Administration              0.00%       0.00%       0.00%         0.00%     0.00%       0.00%
   Charge

   Other Fees and              0.00%       0.00%       0.00%         0.00%     0.00%       0.00%
   Expenses of the
   Separate Account

   Total Separate              1.25%       1.25%       1.25%         1.25%     1.25%       1.25%
   Account Annual Expenses

FUND ANNUAL  Expenses3/
(as a percentage of
Fund average net assets
after fee waiver and/or
expense reimbursement,
if any)

   Management Fees             0.72%       0.245%      0.60%         0.65%     0.49%       0.50%
   Other Expenses              0.24%       0.055%      0.06%         0.06%     0.05%       0.04%
   Total Fund Annual           0.96%       0.30 %      0.66%         0.71%     0.54%       0.54%
   Expenses



--------------------------------------------------------------------------------

GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------


                                                                                                    PBHG INSURANCE
SEPARATE ACCOUNT ANNUAL                          MORGAN                         PBHF INSURANCE      SERIES FUND, INC.
EXPENSES2/ (as a percentage                      STANLEY U.S.   MORGAN STANLEY  SERIES FUND, INC.-  PBHG TECHNOLOGY
of average Separate Account     STRONG SPECIAL   REAL ESTATE    - FIXED INCOME  PBHF GROWTH II      COMMUNICATIONS
assets)                         FUND II, INC.    PORTFOLIO      PORTFOLIO       PORTFOLIO 7/        PORTFOLIO 7/
----------------------------    ---------------  ------------   --------------  ------------------  -----------------

   Mortality and                1.25%               1.25%         1.25%         1.25%                  1.25%
   Expense Risk
   Charge

   Administration               0.00%               0.00%         0.00%         0.00%                  0.00%
   Charge

   Other Fees and               0.00%               0.00%         0.00%         0.00%                  0.00%
   Expenses of the
   Separate Account

   Total Separate               1.25%               1.25%         1.25%         1.25%                  1.25%
   Account Annual
   Expenses

FUND ANNUAL Expenses 3/
as a percentage of Fund
average net assets after
fee waiver and/or expense
reimbursement, if any)

   Management Fees              1.00%               0.80%         0.40%         0.85%                  0.61%

   Other Expenses               0.17%               0.30%         0.30%         0.30%                  0.59%

   Total Fund Annual            1.17%               1.10%         0.70%         1.15%                  1.20%
    Expenses



2     Annual  expenses  are the same for each  Sub-Account.  These  expenses are based on expenses incurred for the fiscal year ended December 31, 1996.


3 Information regarding each underlying Fund has been provided to the Company by each Fund, and the Company has not independently verified such information. Data for each Fund are for its fiscal year ended December 31, 1996. Actual expenses in future years may be higher or lower.


--------------------------------------------------------------------------------

GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------


4 The fees and expenses in the table above are based on gross expenses of the shares of each Portfolio before expense offset arrangements for the fiscal year ended December 31, 1996. The information for each Portfolio is net of fee waivers or reductions from Janus Corporation. Fee reductions for the Aggressive Growth, Worldwide Growth and Balanced Portfolios reduce the management fee to the level of the corresponding Janus retail fund. Other waivers, if applicable, are first applied against the management fee and then against other expenses. Without such waivers and reductions, the Management Fee, Other Expenses and Total Operating Expenses for the Portfolios would have been 0.79%, 0.04% and 0.83%, respectively, for Aggressive Growth Portfolio, 0.77%, 0.14% and 0.91%, respectively, for Worldwide Growth Portfolio and 0.92%, 0.15% and 1.07%, respectively, for Balanced Portfolio. Janus Corporation may modify or terminate the waivers or reductions at any time upon at least 90 days' notice to the Trustees of a Portfolio.


5 Fund expenses are net of management fees and other expenses waived and/or reimbursed. In the absence of such fee waivers and/or expense reimbursements, Management Fees, Other Expenses and Total Portfolio Expenses for The Dreyfus Socially Responsible Growth Fund, Inc. would have been 0.75%, 0.24% and 0.99% for the fiscal year ended December 31, 1996.


6 The adviser has voluntarily agreed to waive or limit its fees or assume other expenses of the PBHG Insurance Series Fund, Inc.--PBHG Technology & Communications Portfolio and PBHG Growth II Portfolio through December 31, 1997, so that total operating expenses of each Portfolio will not exceed 1.20% of average daily net assets. Such waiver or expense reimbursements by the adviser are subject to repayment by the Portfolio in future years if such repayment can be achieved without an increase in the total operating expenses of the Portfolio above 1.20% of average daily net assets. Absent such fee waiver or expense reimbursement, the estimated Management Fees and Total Operating Expenses for the PBHG Technology & Communication Portfolio would be 0.85% and 1.44%, respectively. Given the projected asset size of the PBHG Growth II Portfolio, no expense reimbursement or fee waiver is anticipated with respect to it.




--------------------------------------------------------------------------------

GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------


EXAMPLES

If the Owner surrenders his or her Contract at the end of the applicable time period, the following expenses will be charged on a $1,000 investment, assuming a 5% annual return on assets:


SUB-ACCOUNT                                1 Year   3 Years    5 Years  10 Years
-----------                                ------   -------    -------  --------
Janus Aspen Series-Aggressive Growth         $92       $120       $157      $307
Portfolio

Janus Aspen Series-Worldwide Growth          $92       $122       $159      $312
Portfolio

Janus Aspen Series-Balanced Portfolio        $94       $126       $167      $330

Dreyfus Variable Investment Fund-            $93       $123       $161      $317
Capital Appreciation Portfolio


The Dreyfus Socially Responsible Growth      $94       $127       $168      $333
Fund, Inc.

Dreyfus Variable Investment Fund-Growth      $92       $123       $161      $316
& Income Portfolio

Dreyfus Variable Investment Fund-Small       $92       $121       $158      $311
Cap Portfolio

Dreyfus Stock Index Fund, Inc.               $87       $105       $130      $244

Merrill Lynch Variable Series Funds,         $91       $117       $151      $293
Inc.-Basic Value Focus Fund

Merrill Lynch Variable Series Funds,         $91       $119       $154      $300
Inc.-Global Strategy Focus Fund

Merrill Lynch Variable Series Funds,         $90       $113       $144      $277
Inc.-High Current Income Fund

Merrill Lynch Variable Series Funds,         $90       $113       $144      $277
Inc.-Domestic Money Market Fund

Strong Special Fund II, Inc.                 $96       $134       $180      $359

Morgan Stanley Universal Funds-U.S.          $95       $131       $176      $351
Real Estate Portfolio

Morgan Stanley Universal Funds-Fixed         $91       $119       $153      $299
Income Portfolio

PBHG Insurance Series Fund, Inc.-PBHG        $96       $133       $179      $357
Growth II Portfolio

PBHG  Insurance  Series  Fund,               $96       $135       $182      $363
Inc.-PBHG Technology & Communications
Portfolio


--------------------------------------------------------------------------------

GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------


If the Owner does not surrender his or her Contract, or it is annuitized, the following expenses would be charged on a $1,000 investment at the end of the applicable time period, assuming a 5% annual return on assets:



SUB-ACCOUNT                                     1 Year  3 Years  5 Years    10 Years
-----------                                     ------  -------  -------    --------

Janus Aspen Series-Aggressive Growth Portfolio   $22      $70     $127        $307

Janus Aspen Series-Worldwide Growth Portfolio    $22      $72     $129        $312

Janus Aspen Series-Balanced Portfolio            $24      $76     $137        $330

Dreyfus Variable Investment Fund-Capital         $23      $73     $140        $317
Appreciation Portfolio

The Dreyfus Socially Responsible Growth Fund,    $24      $77     $138        $333
Inc.

Dreyfus Variable Investment Fund-Growth &        $22      $73     $131        $316
Income Portfolio

Dreyfus Variable Investment Fund-Small Cap       $22      $71     $128        $311
Portfolio

Dreyfus Stock Index Fund                         $17      $55     $100        $244

Merrill Lynch Variable Series Funds,             $21      $67     $121        $293
Inc.-Basic Value Focus Fund

Merrill Lynch Variable Series Funds,             $21      $69     $124        $300
Inc.-Global Strategy Focus Fund

Merrill Lynch Variable Series Funds,             $20      $63     $114        $277
Inc.-High Current Income Fund

Merrill Lynch Variable Series Funds,             $20      $63     $114        $277
Inc.-Domestic Money Market Fund

Strong Special Fund II Inc.                      $26      $84     $150        $359

Morgan Stanley Universal Funds-U.S. Real         $25      $81     $146        $351
Estate Portfolio

Morgan Stanley Universal Funds-Fixed Income      $21      $69     $123        $299
Portfolio

PBHG Insurance Series Fund-PBHG Growth II        $26      $83     $149        $357
Portfolio

PBHG Insurance Series Fund-PBHG Technology &     $26      $85     $152        $363
Communications Portfolio


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                                    Page 18

GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------


The Examples assume the reinvestment of all dividends and distributions, no transfers among Sub-Accounts or between Accounts and a 5% annual rate of return as mandated by Securities and Exchange Commission regulations. The purpose of the Examples is to assist an Owner in understanding the various costs and expenses that the Owner will bear directly and indirectly with respect to investment in the Separate Account. The table reflects expenses of each Sub-Account as well as of the Fund in which the Sub-Account invests. See "CHARGES AND DEDUCTIONS" on page 35 of this Prospectus and the accompanying prospectus for the applicable Fund for a more complete description of the various costs and expenses. In addition to the expenses listed above, premium taxes may be applicable.


THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR ANNUAL RATES OF RETURN OF ANY FUND. ACTUAL EXPENSES AND ANNUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE ASSUMED FOR THE PURPOSE OF THE EXAMPLES. THE $25 CONTRACT MAINTENANCE FEE IS REFLECTED IN THE EXAMPLES AS A CHARGE OF $1.00.

The fee table and Examples do not include charges to the Owner for premium taxes.

                                 FINANCIAL STATEMENTS

      The financial statements and reports of independent public accountants for the Company and the Separate Account are contained in the Statement of Additional Information.


                                       THE FUNDS

      The Separate Account currently has seventeen Funds that are available for investment under a Certificate. Each Fund has separate investment objectives and policies. As a result, each Fund operates as a separate investment portfolio and the investment performance of one Fund has no effect on the investment performance of any other Fund. There is no assurance that any of these Funds will achieve their stated objectives. The Securities and Exchange Commission does not supervise the management or the investment practices and/or policies of any of the Funds.

      The Separate Account invests exclusively in shares of the Funds listed below (followed by a brief overview of each Fund's investment objective(s) and certain investment policies):

JANUS ASPEN SERIES:

      AGGRESSIVE GROWTH PORTFOLIO. A nondiversified portfolio that seeks long-term growth of capital by investing primarily in common stocks, with an emphasis on securities issued by medium-sized companies. The Portfolio may invest in debt securities, including junk bonds.

      WORLDWIDE GROWTH PORTFOLIO. A diversified portfolio that seeks long-term growth of capital by investing primarily in common stocks of foreign and domestic issuers. The Portfolio may invest in debt securities, including junk bonds.

      BALANCED PORTFOLIO. A diversified portfolio that seeks long-term growth of capital balanced by current income. The Fund normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. The Portfolio may invest in junk bonds.



Janus Corporation serves as the investment adviser to each of these Funds.

--------------------------------------------------------------------------------

GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------


DREYFUS FUNDS:

      CAPITAL  APPRECIATION  PORTFOLIO  (DREYFUS VARIABLE  INVESTMENT FUND). The
      Capital Appreciation Portfolio's primary investment objective is to provide long-term capital growth consistent with the preservation of capital. Current income is a secondary goal. It seeks to achieve its goals by investing principally in common stocks of domestic and foreign issuers, common stocks with warrants attached and debt securities of foreign governments.

      The Dreyfus Corporation serves as the investment adviser and Fayez Sarofim & Co. serves as the sub-investment adviser to this Fund.

      GROWTH AND INCOME PORTLFOLIO (Dreyfus Variable Investment Fund). The Growth and Income Portfolio's goal is to provide long-term capital growth, current income and growth of income, consistent with reasonable investment risk. This Portfolio invests primarily in equity securities, debt securities and money market instruments of domestic and foreign issuers.


      SMALL CAP PORTFOLIO (Dreyfus Variable Investment Fund). The Small Cap Portfolio's goal is to maximize capital appreciation. This Portfolio invests primarily in common stocks of domestic and foreign issuers. This Portfolio will be particularly alert to companies that The Dreyfus Corporation considers to be emerging smaller-sized companies which are believed to be characterized by new or innovative products, services or processes which should enhance prospects for growth in future earnings.


The Dreyfus Corporation serves as investment adviser to the Growth and Income and Small Cap Portfolios.

      THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC. The Dreyfus Socially Responsible Growth Fund Inc.'s primary goal is to provide capital growth. It seeks to achieve this goal by investing principally in common stocks, or securities convertible into common stock, of companies which, in the opinion of the Fund's management, not only meet traditional investments standards, but also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. Current income is a secondary goal.

      The Dreyfus Corporation serves as the investment adviser and NCM Capital Management Group, Inc. serves as the sub-investment adviser to this Fund.

      DREYFUS STOCK INDEX FUND. The Dreyfus Stock Index Fund's investment objective is to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. The Stock Index Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation.

      The Dreyfus Corporation, located at 200 Park Avenue, New York, New York 10166, acts as the Fund's manager, and Mellon Equity Associates, an affiliate of Dreyfus, located at 500 Grant Street, Pittsburgh, Pennsylvania 15258, is the index manager.

--------------------------------------------------------------------------------

GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------

MERRILL LYNCH VARIABLE SERIES FUNDS, INC.:

      BASIC VALUE FOCUS FUND. The investment objective of the Fund is to seek capital appreciation and, secondarily, income by investing in securities, primarily equities, that management of the Fund believes are undervalued and therefore represent basic investment value. The Fund seeks special opportunities in securities that are selling at a discount, either from book value or historical price-earnings ratios, or seem capable of recovering from temporarily out-of-favor considerations. Particular emphasis is placed on securities that provide an above-average dividend return and sell at a below-average price-earnings ratio.

      GLOBAL STRATEGY FOCUS FUND. The investment objective of the Fund is to seek high total investment return by investing primarily in a portfolio of equity and fixed income securities, including convertible securities, of U.S. and foreign issuers. The Fund seeks to achieve its objective by investing primarily in securities of issuers located in the U.S., Canada, Western Europe, the Far East and Latin America. Geographical allocation of the Fund's investments is not limited, and will be made primarily on the basis of anticipated total return from investments, considering various factors, including economic, financial, social, national, and political factors. Investing on an international basis involves special considerations. See the attached Prospectus for the Fund.


      HIGH CURRENT INCOME FUND. The primary investment objective of the Fund is to obtain as high a level of current income as is consistent with its investment policies and prudent investment management. As a secondary objective, the Fund seeks capital appreciation when consistent with its primary objective. The Fund seeks to achieve its objective by investing principally in fixed-income securities that are rated in the lower rating categories of the established rating services or in unrated securities of comparable quality, including junk bonds. Investment in such securities entails relatively greater risk of loss of income or principal. An investment in this Fund may not be appropriate as the exclusive investment to fund a Certificate. See the attached Prospectus for the Fund.

      DOMESTIC MONEY MARKET FUND. The investment objectives of the Fund are to seek preservation of capital, maintain liquidity and achieve the highest possible current income consistent with the foregoing objectives by investing in short-term domestic money market securities.

      Merrill Lynch Asset Management, L.P. serves as the investment adviser to these Funds.

STRONG SPECIAL FUND II, INC.


      STRONG SPECIAL FUND II, INC.. The investment objective of the Strong Special Fund II is to seek capital growth. It currently emphasizes medium-sized companies that the Fund's adviser believes are under-researched and attractively valued.


      Strong Capital Management, Inc. serves as the investment adviser to this Fund.


--------------------------------------------------------------------------------

GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------


MORGAN STANLEY UNIVERSAL FUNDS INC.:

      U.S. REAL ESTATE PORTFOLIO. The investment objective of the U.S. Real Estate Portfolio is above-average current income and long-term capital appreciation by investing primarily in equity securities of U.S. and non-U.S. companies principally engaged in the U.S. real estate industry, including Real Estate Investment Trusts (REITs).


      Morgan Stanley Asset Management Inc. (a wholly owned subsidiary of Morgan Stanley Group Inc.) serves as the investment adviser to the U.S. Real Estate Portfolio.


      FIXED INCOME PORTFOLIO. The investment objective of the Fixed Income Portfolio is to seek above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of securities issued by the U.S. Government and its Agencies, Corporate Bonds, Mortgage-Backed Securities, Foreign Bonds and other Fixed Income Securities.


      Miller Anderson & Sherrard, LLP (an indirect wholly owned subsidiary of Morgan Stanley Group, Inc.) serves as the investment adviser to the Fixed Income Portfolio.


PBHG INSURANCE SERIES FUND, INC.:

      PBHG GROWTH II PORTFOLIO. The investment objective of PBHG Growth II Portfolio is to seek capital appreciation by investing primarily in common stocks and convertible securities of small and medium size growth companies (market capitalization or annual revenues up to $4 billion) that are considered to have an outlook for strong earnings growth and the potential for significant capital appreciation.


      PBHG TECHNOLOGY & COMMUNICATIONS PORTFOLIO. The investment objective of the PBHG Technology & Communications Portfolio is to seek long-term growth of capital by investing primarily in common stocks of companies which rely extensively on technology or communications in their product development or operations, or which may be experiencing exceptional growth in sales and earnings driven by technology or communications-related products and services.


      Pilgrim Baxter & Associates, Ltd. serves as the investment adviser to each of these Portfolios.

      Meeting Fund objectives depends on various factors including, but not limited to, how well portfolio managers anticipate changing economic and market conditions.

THERE IS NO ASSURANCE THAT ANY OF THESE FUNDS WILL ACHIEVE THEIR STATED OBJECTIVES.

INVESTMENTS IN THESE FUNDS ARE NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT OR ANY OTHER ENTITY OR PERSON.

      Since each of the Funds is available to separate accounts offering variable annuity and variable life products of other insurance companies and certain Funds may be available to qualified pension and retirement plans, there is a possibility that a material conflict may arise between the interests of the Separate Account and one or more other separate accounts or plans investing in the Fund. In the event of a material conflict, the affected insurance companies will take any necessary steps to resolve the matter, including stopping their separate accounts from investing in the particular Fund. See the Funds' prospectuses for greater detail.

--------------------------------------------------------------------------------

GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------

      Additional information concerning the investment objectives and policies of each Fund, the investment advisory services and administrative services and charges can be found in the current prospectus for the Fund which accompanies this Prospectus. THE APPROPRIATE FUNDS' PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE CONCERNING THE ALLOCATION OF PURCHASE PAYMENTS TO, OR TRANSFERS AMONG, THE SUB-ACCOUNTS.

ADDITIONS, DELETIONS, OR SUBSTITUTIONS

      The Company does not control the Funds and cannot guarantee that any of the Sub-Accounts or any of the Funds will always be available for allocation of Purchase Payments or transfers. The Company retains the right to make changes in the Separate Account and its investments.

      The Company reserves the right to eliminate the shares of any Fund held by a Sub-Account and to substitute shares of another investment company for the shares of any Fund, if the shares of that Fund are no longer available for investment or if, in the Company's judgment, investment in any Fund would be inappropriate in view of the purposes of the Separate Account. To the extent required by the Investment Company Act of 1940, as amended ("1940 Act"), or other applicable law, a substitution of shares attributable to the Participant's interest in a Sub-Account will not be made without prior notice to the Participant and the prior approval of the Securities and Exchange Commission. Nothing contained herein shall prevent the Separate Account from purchasing other securities for other series or classes of variable annuity policies, or from effecting an exchange between series or classes of variable policies on the basis of requests made by Participants.

      New Sub-Accounts may be established when, in the sole discretion of the Company, marketing, tax, investment or other conditions so warrant. Any new Sub-Accounts will be made available to existing Participants on a basis to be determined by the Company. Each additional Sub-Account will purchase shares in a Fund or in another mutual fund or investment vehicle. The Company may also eliminate one or more Sub-Accounts, if in its sole discretion, marketing, tax, investment or other conditions so warrant. In the event any Sub-Account is eliminated, the Company will notify Participants and request a re-allocation of the amounts invested in the eliminated Sub-Account.

      In the event of any substitution or change, the Company may make such changes in the Contract and Certificate as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the Certificates, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under such Act in the event such registration is no longer required, or may be combined with one or more separate accounts.


                                PERFORMANCE INFORMATION

      From time to time, the Company may advertise yields and/or total returns for the Sub-Accounts. THESE FIGURES ARE BASED ON HISTORICAL INFORMATION AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. For a description of the methods used to determine yield and total return, see the Statement of Additional Information.

--------------------------------------------------------------------------------

GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------

YIELD DATA

      The yield of the Money Market Sub-Account refers to the annualized income generated by an investment in that Sub-Account over a specified seven-day period. The Company may also advertise the effective yield of the Money Market Sub-Account which is calculated similarly but, when annualized, the income earned by an investment in that Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

      The yield of a Sub-Account other than the Money Market Sub-Account refers to the annualized income generated by an investment in the Sub-Account over a specified 30-day period.

      The yield calculations do not reflect the effect of any CDSC or premium taxes that may be applicable to a particular Certificate which would reduce the yield of that Certificate.

TOTAL RETURN DATA

      The average annual total return of a Sub-Account refers to return quotations assuming an investment has been held in the Sub-Account for various periods of time including, but not limited to, a period measured from the date the Sub-Account commenced operations. When a Sub-Account has been in operation for one, five and ten years, respectively, the standardized average annual total return presented will be presented for these periods, although other periods may also be provided. The standardized average annual total return quotations reflect the deduction of all applicable charges except for premium taxes. In addition to standardized average annual total return for a Sub-Account, the Company may provide cumulative total return and/or other non-standardized total return for the Sub-Account.


      Reports and promotional literature may contain the ranking of any Sub-Account derived from rankings of variable annuity separate accounts or their investment products tracked by Lipper Analytical Services, Inc., VARDS, IBC/Donoghue's Money Fund Report, Financial Planning Magazine, Money Magazine, Bank Rate Monitor, Standard & Poor's Indices, Dow Jones Industrial Average, and other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria. The Company may compare the performance of a Sub-Account with applicable indices and/or industry averages. Performance information may present the effects of tax-deferred compounding on Sub-Account investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include comparisons of investment return on a tax-deferred basis with currently taxable investment return. Total return data that does not reflect, for example, the CDSC and other charges will be higher than the total return realized by an investor who incurs charges.

      The Company may also advertise performance figures for the Sub-Accounts based on the performance of a Fund prior to the time the Separate Account commenced operations.


         ANNUITY INVESTORS LIFE INSURANCE COMPANY[REGISTERED TRADEMARK]
                            AND THE SEPARATE ACCOUNT

ANNUITY INVESTORS LIFE INSURANCE COMPANY

      Annuity Investors Life Insurance Company[REGISTERED TRADEMARK] (the "Company"), formerly known as Carillon Life Insurance Company, is a stock life insurance company incorporated under the laws of the State of Ohio in 1981. The Company is principally engaged in the sale of fixed and variable annuity policies.


--------------------------------------------------------------------------------

GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------

      The Company is a wholly-owned subsidiary of Great American Life Insurance Company which is a wholly-owned subsidiary of American Annuity Group, Inc., a publicly traded insurance holding company. That company is in turn indirectly controlled by American Financial Group, Inc., a publicly traded holding company.

      The home office of the Company is located at 250 East Fifth Street, Cincinnati, Ohio 45202.

PUBLISHED RATINGS

      The Company may from time to time publish in advertisements, sales literature and reports to Contract Owners and Participants, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's, and Duff & Phelps. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of the Company and should not be considered as reflecting on the investment performance of assets held in the Separate Account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, the claims-paying ability of the Company as measured by Standard & Poor's or Duff & Phelps may be referred to in advertisements or sales literature or in reports to Contract Owners and Participants. These ratings are opinions of those agencies as to an operating insurance company's financial capacity to meet the obligations of its insurance and annuity policies in accordance with their terms. Such ratings do not reflect the investment performance of the Separate Account or the degree of risk associated with an investment in the Separate Account.

THE SEPARATE ACCOUNT

      Annuity Investors[REGISTERED TRADEMARK] Variable Account A was established by the Company as an insurance company separate account under the laws of the State of Ohio on May 26, 1995, pursuant to resolutions of the Company's Board of Directors. The Separate Account is registered with the Securities and Exchange Commission under the 1940 Act as a unit investment trust. However, the Securities and Exchange Commission does not supervise the management or the investment practices or policies of the Separate Account.

      The assets of the Separate Account are owned by the Company but they are held separately from the other assets of the Company. The Ohio Revised Code provides that the assets of a separate account are not chargeable with liabilities incurred in any other business operation of the Company. Income, gains and losses incurred on the assets in the Separate Account, whether or not realized, are credited to or charged against the Separate Account, without regard to other income, gains or losses of the Company. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of the Company's general account assets or any other separate account maintained by the Company.

      Under Ohio law, the assets of the Separate Account will be held for the exclusive benefit of Contract Owners and Participants under the Contracts offered by this Prospectus and under all other contracts which provide for accumulated values or dollar amount payments to reflect investment results of the Separate Account. The obligations arising under the Contract and Certificates are obligations of the Company.

      The Separate Account has seventeen Sub-Accounts, each of which invests solely in a specific corresponding Fund. (See "THE FUNDS," page 18.) Changes to the Sub-Accounts may be made at the discretion of the Company. (See "Additions, Deletions, or Substitutions," page 22.)


--------------------------------------------------------------------------------

GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------


                                THE FIXED ACCOUNT

      The Fixed Account is a part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the general account have not been registered under the Securities Act of 1933, nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interest therein is generally subject to the provisions of these Acts, and the staff of the Securities and Exchange Commission does not generally review the disclosures in the prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account and the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

      The Company has sole discretion to invest the assets of the Fixed Account, subject to applicable law. The Company delegates the investment of the assets of the Fixed Account to American Money Management Corporation. Allocation of any amounts to the Fixed Account does not entitle Participants to share directly in the investment experience of these assets. The Company assumes the risk of investment gain or loss on the portion of the Account Value allocated to the Fixed Account. All assets held in the general account are subject to the Company's general liabilities from business operations.

FIXED ACCOUNT OPTIONS

      There are currently five options under the Fixed Account: the Fixed Accumulation Account option; and the guarantee period options referred to in the Certificate as the Fixed Account options One-Year, Three-Year, Five-Year and Seven-Year Guarantee Period, respectively. Additional Fixed Account options may be offered by the Company at any time. Purchase Payments allocated and amounts transferred to the Fixed Account options accumulate interest at the applicable current interest rate declared by the Company's Board of Directors, and if applicable, for the duration of the guarantee period selected.

      The Company guarantees a minimum rate of interest for the Fixed Account options. The guaranteed rate is 3% per year. For any Fixed Account option, the Company's Board of Directors may declare and pay current interest higher than the guaranteed rate at any time. Once declared, such rate will be paid until changed by the Company for new allocations to that Fixed Account option, but such change will not be applicable with respect to amounts previously allocated to such Fixed Account option.

RENEWAL OF FIXED ACCOUNT OPTIONS

      The following provisions apply to all Fixed Account Options except the Fixed Accumulation Account option.

      At the end of a guarantee period, and for the thirty days immediately preceding the end of such guarantee period, the Participant may elect a new option to replace the Fixed Account option that is then expiring. The entire amount maturing may be reallocated to any of the then current options under the Certificate (including the various Sub-Accounts within the Separate Account), except that a Fixed Account option with a guarantee period that would extend past the Annuity Commencement Date may not be selected. In particular, in the case of renewals occurring within one year of the Annuity Commencement Date, the only Fixed Account option available is the Fixed Accumulation Account.

--------------------------------------------------------------------------------

GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------

      If the Participant does not specify a new option in accordance with the preceding paragraph, the Participant will be deemed to have elected the same Fixed Account option, so long as the guarantee period of such option does not extend beyond the Annuity Commencement Date. In the event that such a period would extend beyond the Annuity Commencement Date, the Participant will be deemed to have selected the Fixed Account option with the longest available guarantee period that expires prior to the Annuity Commencement Date.


                                  THE CONTRACT

      The Contract is a group flexible premium deferred annuity. The rights and benefits are described below and in the Certificate and the Contract. The Company reserves the right to make any modification to conform the Contract and Certificates thereunder to, or give the Participant the benefit of, any applicable law. The obligations under the Contract and Certificates are obligations of the Company.

      For each Certificate, a different Account will be established and Fixed Account Values, Variable Account Values, and benefits and charges will be calculated separately. The various administrative rules described below will apply separately to each Certificate, unless otherwise noted. The Company reserves the right to terminate any Certificate for which the Account Value is less than $500 and no Purchase Payment has been received for at least two years.

RIGHT TO CANCEL (ONLY WHERE REQUIRED BY STATE LAW)

      A Participant may cancel his or her Certificate by giving the Company written notice of cancellation and returning the Certificate before midnight of the twentieth day (or longer if required by state law) following the date the Participant receives the Certificate. The Certificate must be returned to the Company, and the required notice must be given in person, or to the agent who sold it to the Participant, or by mail. If by mail, the return of the Certificate or notice is effective on the date it is postmarked, with the proper address and with postage paid. If the Participant cancels the Certificate as set forth above, the Certificate will be void and the Company will return the Purchase Payment(s) for that Participant, plus or minus any investment gains or losses under the Certificate as of the end of the Valuation Period during which the returned Certificate is received by the Company, or as otherwise required by law. Where required by state law, the right to cancel provision of a Certificate may provide for refund of a different amount, or a right to cancel for a different time period, than described above.


                        ENROLLMENT AND PURCHASE PAYMENTS

PURCHASE PAYMENTS

      All Purchase Payments must be received at the Administrative Office.

      Each Purchase Payment will be applied by the Company to the credit of a Participant's Account. If the Participant Enrollment Form is in good order, the Company will apply the initial Purchase Payment to an account for the Participant within two business days of receipt of the Purchase Payment at the Administrative Office. If the Enrollment Form is not in good order, the Company will attempt to get the Enrollment Form in good order within five business days. If the Enrollment Form is not in good order at the end of this period, the Company will inform the Contract Owner of the reason for the delay and that the Purchase Payment will be returned immediately unless he or she specifically consents to the Company keeping the Purchase Payment until the Enrollment Form is in good order. Once the Enrollment Form is in good order, the Purchase Payment will be applied to the Participant's Account within two business days.

--------------------------------------------------------------------------------
                                    Page 27
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GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------

      Additional Purchase Payments may be made at any time prior to the Annuity Commencement Date, as long as the Participant is living. Each additional Purchase Payment is credited to a Certificate as of the next valuation following the receipt of such additional Purchase Payment.

      No Purchase Payment for any Certificate may exceed $500,000 without prior approval of the Company.

ALLOCATION OF PURCHASE PAYMENTS

      Purchase Payments will be allocated to the Fixed Account and/or to the Sub-Accounts according to the instructions in the Participant Enrollment Form or subsequent Written Request. Allocations are made in percentages, and whole percentages must be used.


                                  ACCOUNT VALUE

      Before the Annuity Commencement Date, the Account Value is equal to the Fixed Account Value plus the Variable Account Value.

FIXED ACCOUNT VALUE

      The Fixed Account Value at any time is equal to (a) the Purchase Payment(s) allocated to the Fixed Account; plus (b) amounts transferred to the Fixed Account; plus (c) interest credited to the Fixed Account; less (d) any charges, surrenders, deductions, amounts transferred from the Fixed Account or other adjustments made in accordance with the provisions of the Contract.

VARIABLE ACCOUNT VALUE

      The Variable Account Value for the Certificate at any time is the sum of the value of each Sub-Account ("Sub-Account Value") selected by the Participant for the Certificate on the Valuation Date most recently completed.

      Purchase Payments may be allocated among, and Account Values may be transferred to, the various Sub-Accounts within the Separate Account, subject to the provisions of the Contract governing transfers. For each Sub-Account, the Purchase Payment(s) or amounts transferred are converted into Accumulation Units. The number of Accumulation Units credited is determined by dividing the dollar amount directed to each Sub-Account by the Accumulation Unit Value for that Sub-Account at the end of the Valuation Period on which the Purchase Payment(s) or transferred amount is received.

      The following events will result in the cancellation of an appropriate number of Accumulation Units of a Sub-Account:

      (1)   transfer from a Sub-Account;

      (2)   full or partial surrender of a Participant's Variable Account Value;

      (3)   payment of a Death Benefit;

      (4)   application  of  a  Participant's   Variable   Account  Value  to  a
            Settlement Option;

      (5)   deduction of the Certificate Maintenance Fee; or

--------------------------------------------------------------------------------

GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------


      (6)   deduction of a Transfer Fee.

      Accumulation Units will be canceled as of the end of the Valuation Period during which the Company received a Written Request regarding the event giving rise to such cancellation, or Due Proof of Death and a Written Request regarding payment of the Death Benefit, or the Valuation Period on which the Certificate Maintenance Fee is due, as the case may be.

      The Variable Account Value for a Certificate at any time is equal to the sum of the number of Accumulation Units attributable to that Certificate for each Sub-Account multiplied by the Accumulation Unit value ("Accumulation Unit Value") for each Sub-Account at the end of the Valuation Period.

ACCUMULATION UNIT VALUE

      The initial Accumulation Unit Value for each Sub-Account, with the exception of the Money Market Sub-Account, was set at $10 when the Sub-Account was created. The initial Accumulation Unit Value for the Money Market Sub-Account was set at $1.00. Thereafter, the Accumulation Unit Value at the end of each Valuation Period is the Accumulation Unit Value at the end of the previous Valuation Period multiplied by the Net Investment Factor, as described below.

NET INVESTMENT FACTOR

      The Accumulation Unit Value for each Sub-Account for any Valuation Period is determined by the Net Investment Factor. The Net Investment Factor is a factor applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. Each Sub-Account has a Net Investment Factor for each Valuation Period which may be greater or less than one. Therefore, the value of an Accumulation Unit may increase or decrease. The Net Investment Factor for any Sub-Account for any Valuation Period is determined by dividing
(1) by (2) and subtracting (3) from the result, where:

      (1)   is equal to:

                  a. the Net Asset Value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

                  b. the per share amount of any dividend or net capital gain distributions made by the Fund held in the Sub-Account, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

                  c. a per share charge or credit for any taxes reserved for, which is determined by the Company to have resulted from the investment operations of the Sub-Account;

      (2) is the Net Asset Value per share of the Fund held in the Sub-Account, determined at the end of the most recent Valuation Period; and

      (3) is the factor representing the Mortality and Expense Risk Charge and the Administration Charge deducted from the Sub-Account for the number of days in the Valuation Period.

--------------------------------------------------------------------------------

GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------

                                       TRANSFERS

      By Written Request prior to the Annuity Commencement Date, the Participant may transfer amounts in a Sub-Account to a different Sub-Account and/or one or more of the Fixed Account options. The minimum transfer amount is $500. If the Sub-Account balance is less than $500 at the time of the transfer, the entire amount of the Sub-Account balance must be transferred. The Participant may also transfer amounts from any Fixed Account options to any different Fixed Account option and/or one or more of the Sub-Accounts. If a transfer is being made from a Fixed Account option pursuant to the "Renewal" provision of the "FIXED ACCOUNT" section of this Prospectus, then the entire amount of that Fixed Account option may be transferred to any one or more of the Sub-Accounts. In any other case, transfers from any Fixed Account options are subject to a cumulative limit during each Certificate Year of 20% of the most recent Certificate Year-end values of that Fixed Account option, and are not permitted during the first Certificate Year. However, if the Account Value of the Fixed Account option being transferred is less than $500 at the time of the transfer, then the entire balance will be transferred. The Company may from time to time change the amount available for transfer from the Fixed Accumulation Account. Amounts previously transferred from Fixed Account options to the Sub-Accounts may not be transferred back to the Fixed Account options for a period of at least six months from the date of transfer.

      The Company charges a Transfer Fee of $25 for each transfer in excess of twelve during the same Certificate Year.

      The Company reserves the right, in the Company's sole discretion and at any time without prior notice, to terminate, suspend or modify the transfer privileges described above.

      See "Transfers After the Annuity Commencement Date," page 40.

TELEPHONE TRANSFERS

      A Participant also may place a request for all or part of the Account Value to be transferred by telephone. All transfers must be in accordance with the terms of the Certificate. Transfer instructions are currently accepted on each Valuation Date between 9:30 a.m. and 4:00 p.m. Eastern Time at (800) 789-6771. Once instructions have been accepted, they may not be rescinded; however, new telephone instructions may be given the following day.

      The Company will not be liable for complying with telephone instructions the Company reasonably believes to be genuine or for any loss, damage, cost or expense in acting on such telephone instructions. The Participant will bear the risk of such loss. The Company will employ reasonable procedures to determine that telephone instructions are genuine. If the Company does not employ such procedures, the Company may be liable for losses due to unauthorized or fraudulent instructions. These procedures may include, among others, tape recording telephone instructions.

DOLLAR COST AVERAGING

      Prior to the Annuity Commencement Date, the Participant may establish automatic transfers from the Money Market Sub-Account to any of the other Sub-Accounts, on a monthly or quarterly basis, by submitting to the
Administrative Office a Dollar Cost Averaging Enrollment Form. No Dollar Cost Averaging transfers may be made to any of the Fixed Account options. The transfers will begin within 30 days of the receipt of such Enrollment Form.

      In order to be eligible for Dollar Cost Averaging the value of the Money Market Sub-Account must be at least $10,000 and the minimum amount that can be transferred is $500 per month.

--------------------------------------------------------------------------------

GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------


      Dollar Cost Averaging will automatically terminate if any Dollar Cost Averaging transfer would cause the balance of the Money Market Sub-Account to fall below $500. At that time, the Company will then transfer the balance of the Money Market Sub-Account to the other Sub-Accounts in the same percentage distribution as directed in the Dollar Cost Averaging Enrollment Form.

      Dollar Cost Averaging transfers will not count toward the twelve transfers permitted under the Certificate without charge.

      Before electing Dollar Cost Averaging, a Participant should consider the risks involved in switching between investments available under the Certificate. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels and does not guarantee profits or prevent losses in a declining market. A Participant should consider his or her financial ability to continue Dollar Cost Averaging transfers through periods of changing price levels.

      The Participant may terminate Dollar Cost Averaging services, at any time, by Written Request to the Company. In addition, the Company reserves the right to terminate, modify or suspend the Dollar Cost Averaging option at any time.




PORTFOLIO REBALANCING

      In connection with the allocation of Purchase Payments to the Sub-Accounts and/or the Fixed Accumulation Account, the Participant may elect to have the Company perform Portfolio Rebalancing services. The election of Portfolio Rebalancing instructs the Company to automatically transfer amounts between the Sub-Accounts and the Fixed Accumulation Account in percentage allocations selected by the Participant.

      The Participant may elect Portfolio Rebalancing by Written Request. In order to elect Portfolio Rebalancing after the Certificate has been issued, the Participant must submit a Written Request for Portfolio Rebalancing to the Company and the Participant must have a minimum Account Value of $10,000. Portfolio Rebalancing will be performed on a quarterly basis.

      The Participant may terminate Portfolio Rebalancing services, at any time, by Written Request to the Company. In addition, the Company reserves the right to terminate, modify or suspend the Portfolio Rebalancing option at any time.



INTEREST SWEEP

      Prior to the Annuity Commencement Date, the Participant may establish automatic transfers of the income from each Fixed Account option selected on the Interest Sweep Enrollment Form to the Sub-Accounts, on a quarterly basis. Transfers will begin on the next quarterly Interest Sweep date that is at least 30 days after receipt of such Enrollment Form at the Administrative Office. The Company may, at its sole discretion, set the quarterly interest Sweep date.

      In order to be eligible for the Interest Sweep option the value of each Fixed Account option selected on the Interest Sweep Enrollment Form must be at least $5,000 and the maximum amount that can be transferred from each Fixed Account option so selected is 20% of such Fixed Account option's value per year.

      Interest Sweep transfers will not count toward the twelve transfers permitted under the Certificate without charge.


--------------------------------------------------------------------------------

GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------


      The Participant may terminate participation in the Interest Sweep option, at any time, by Written Request to the Company. In addition, the Company reserves the right to terminate, modify or suspend the Interest Sweep option at any time.


CHANGES BY THE COMPANY

      The Company  reserves the right,  at any time,  to  terminate,  suspend or modify the transfer privileges described above without prior notice to Participants, as permitted by applicable law. The Company may also impose an annual fee or increase the current fee for any of the foregoing services in amount(s) as the Company may then determine to be reasonable for participation for the service.


                                      SURRENDERS

SURRENDER VALUE

      The Participant may surrender all or part of the Surrender Value of a Certificate. Full or partial surrenders of the Surrender Value may be made by Written Request at any time prior to the Annuity Commencement Date; the Surrender Value will be the Surrender Value at the end of the Valuation Period in which the Written Request is received. The Surrender Value at any time is equal to the Account Value as of that Valuation Period less any applicable Contingent Deferred Sales Charge ("CDSC"), less any outstanding loans and less any applicable premium tax not previously deducted. On full surrender, an annual Certificate Maintenance Fee also will be deducted as part of the calculation of the Surrender Value. A full or partial surrender prior to the Annuity Commencement Date may be subject to a CDSC as set forth in this prospectus, except that such charge will not apply to: (1) any portion of the Account Value in excess of total Purchase Payments; (2) any portion of the Account Value attributable to Purchase Payment(s) that are no longer subject to the charge; or
(3) payment of the Death Benefit.

      The CDSC is calculated separately for each Purchase Payment. Surrenders will be deemed to be withdrawn first from the portion of the Account Value in excess of total Purchase Payments and then from Purchase Payments. For this purpose, Purchase Payment(s) are deemed to be withdrawn on a "first-in, first-out" (FIFO) basis. Surrenders will result in the cancellation of Accumulation Units from each applicable Sub-Account(s) and/or a reduction of the Participant's Fixed Account Value. In the case of a full surrender, the Participant's participation interest under the Contract and the Certificate will be canceled. The CDSC may be waived in whole or in part under certain circumstances.

      The Company reserves the right to terminate a Certificate if a partial surrender would reduce a Participant's Account Value to less than the $500 minimum balance and no Purchase Payments have been received by the Company for at least two years.

      The Certificate  Maintenance  Fee, unless waived,  will be deducted from a
full  surrender   before  the   application  of  any  CDSC.  (See  "CHARGES  AND
DEDUCTIONS," page 35.)


      Surrenders may be subject to a 10% premature distribution penalty tax if made before the Participant reaches age 59 1/2, and may further be subject to federal, state or local income tax. (See "FEDERAL TAX MATTERS," page 45.)



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                                    Page 32
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GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
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SUSPENSION OR DELAY IN PAYMENT OF SURRENDER VALUE

      The Company may suspend or delay the date of payment of a partial or full surrender of the Variable Account Value for any period if:

      (1) the New York Stock Exchange ("NYSE") is closed or trading on the NYSE is restricted;

      (2) an emergency exists (as determined by the Securities and Exchange Commission) as a result of which (a) the disposal of securities in the Separate Account is not reasonably practicable; or (b) it is not reasonably practicable to determine fairly the value of the net assets in the Separate Account; or

      (3) the Securities and Exchange Commission so permits for the protection of security holders.

      The Company further reserves the right to delay payment of any partial or full surrender of the Fixed Account Value for up to six months.

      A surrender request will be effective when all appropriate surrender request forms are received. Payments of any amounts derived from a Purchase Payment paid by check may be delayed until the check has cleared.

      SINCE THE PARTICIPANT ASSUMES THE INVESTMENT RISK AND BECAUSE CERTAIN SURRENDERS ARE SUBJECT TO A CDSC, THE TOTAL AMOUNT PAID UPON SURRENDER OF THE CERTIFICATE (TAKING INTO ACCOUNT ANY PRIOR SURRENDERS) MAY BE MORE OR LESS THAN THE TOTAL PURCHASE PAYMENTS.

      Since the qualified contracts offered by this Prospectus will be issued in connection with retirement plans which meet the requirements of Sections 401, 403 or 457 of the Code, as applicable, reference should be made to the terms of the particular plans for any additional limitations or restrictions on surrenders.

FREE WITHDRAWAL PRIVILEGE


      In accordance with the provisions of the Contract, and subject to the terms of a Participant's plan, the Company will waive the CDSC, to the extent applicable, on full or partial surrenders during the second and succeeding Certificate Years, on an amount equal to not more than the greater of: (1)
accumulated earnings as of the last Certificate Anniversary (Account Value in excess of Purchase Payments); or (2) 10% of the Account Value as of the last Certificate Anniversary.


      If the Free Withdrawal Privilege is not exercised during a Certificate Year, it does not carry over to the next Certificate Year.


--------------------------------------------------------------------------------

GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------


SYSTEMATIC WITHDRAWAL OPTION

      Prior to the Annuity Commencement Date, the Participant, by Written Request to the Administrative Office, may elect to automatically withdraw money from the Fixed Account and/or the Sub-Accounts. To be eligible for the Systematic Withdrawal Option, the Account Value must be at least $10,000 at the time of election. The minimum monthly amount that can be withdrawn is $100. Systematic withdrawals will be subject to the CDSC to the extent the amount withdrawn exceeds the Free Withdrawal Allowance (See "CHARGES AND DEDUCTIONS," page 35.) The Participant may begin or discontinue systematic withdrawals at any time by Written Request to the Company, but at least 30 days' notice must be given to change any systematic withdrawal instructions that are currently in place.


      Systematic withdrawals may have tax consequences. (See "FEDERAL TAX MATTERS," page 45.)


                                 CONTRACT LOANS

      Certain Contracts may contain a loan provision issued in connection with certain qualified plans. Participants under such Contracts may obtain loans using their interest under such Contract as the only security for the loan. Loans are subject to provisions of the Code and to applicable retirement program rules. Tax advisers and retirement plan fiduciaries should be consulted prior to exercising loan privileges. Loan provisions are described in the loan endorsement.

      The amount of any loan will be deducted from the minimum death benefit. In addition, a loan, whether or not repaid, will have a permanent effect on the Account Value because the investment results of the investment options will only apply to the unborrowed portion of the Account Value. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the investment results are greater than the rate being credited on amounts held in the loan account while the loan is outstanding, the Account Value will not increase as rapidly as it would if no loan were outstanding. If investment results are below that rate, the Account Value will be higher than it would have been if no loan had been outstanding.


                                  DEATH BENEFIT

DEATH OF PARTICIPANT

      If a Participant dies before the Annuity Commencement Date, a death benefit will be paid to the primary Beneficiary(ies) then living at the time of the Participant's death. If no primary Beneficiary is living at the time of the Participant's death or if the primary Beneficiary dies within 30 days after the Participant's death and no death benefit has been paid, the death benefit will be paid to the person(s) named as contingent Beneficiary(ies). If no primary or contingent Beneficiary is living at the time of the Participant's death, the death benefit will be paid to the Participant's estate. No death benefit is payable on or after the Annuity Commencement Date. Only one death benefit is payable with respect to a Participant's participation interest under the Contract.

DEATH BENEFIT

      The Death Benefit will be determined as of the Death Benefit Valuation Date. The Death Benefit Valuation Date is the Valuation Period during which the Company receives both Due Proof of Death of the Participant and a Written


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                                    Page 34
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GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------


Request regarding payment of the Death Benefit. If both documents are not received at the same time, the Death Benefit Valuation Date is the Valuation Period during which the Company receives the latter of Due Proof of Death or a Written Request regarding payment of the Death Benefit.

      If a Participant dies before attaining age 75 and before the Annuity Commencement Date, the death benefit is an amount equal to the greatest of:

      (1) the Account Value on the Death Benefit Valuation Date, less any applicable premium tax not previously deducted, and less any outstanding loans;

      (2) the total Purchase Payments, less any applicable premium tax not previously deducted, less any partial surrenders, and less any outstanding loans; or

      (3) the largest death benefit amount on any Certificate Anniversary prior to death that is an exact multiple of five and occurs prior to the Death Benefit Valuation Date, less any applicable premium tax not previously deducted, less any partial surrenders after such death benefit was determined and less any outstanding loans.

      If the Participant dies after attaining age 75 and before the Annuity Commencement Date, the death benefit is an amount equal to the greatest of:

      (1) the Account Value on the Death Benefit Valuation Date, less any applicable premium tax not previously deducted, and less any outstanding loans;

      (2) the total Purchase Payments, less any applicable premium tax not previously deducted, less any partial surrenders, and less any outstanding loans; or

      (3) the largest death benefit amount on any Certificate Anniversary prior to death that is both an exact multiple of five and occurs prior to the date on which the Participant attained age 75, less any applicable premium tax not previously deducted, less any partial surrenders after such death benefit was determined and less any outstanding loans.

Payment of the death benefit is not subject to a CDSC.

BENEFICIARY

      The primary Beneficiary(ies) and contingent Beneficiary(ies) are named on the Participant Enrollment Form. The Beneficiaries may be changed at any time prior to the Participant's death. The Company must receive a Written Request to change a Beneficiary. Any such change will relate back to and take effect on the date the Written Request was signed. The Company will not be liable for any payment it makes before such Written Request has been received and acknowledged at the Administrative Office.

      In determining the identity or non-existence of any Beneficiary not identified by name, the Company may rely on an affidavit by any person whom the Company reasonably believes to be a reliable source for that information.

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                                    Page 35

GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------


                             CHARGES AND DEDUCTIONS

      There are two types of charges and deductions. First, there are charges assessed under the Certificate. These charges include the CDSC, the Administration Charge, the Mortality and Expense Risk Charge, Premium Taxes and Transfer Fees. All of these charges are described below and some may not be applicable to every Certificate. Second, there are Fund expenses for fund management fees and administration expenses. These fees are described in the prospectus and statement of additional information for each Fund.

CONTINGENT DEFERRED SALES CHARGE ("CDSC")

      No deduction for front-end sales charges is made from Purchase Payments. However, the Company may deduct a CDSC of up to 7% of Purchase Payments on certain surrenders to partially cover certain expenses incurred by the Company relating to the sale of the Contract, including commissions paid, the costs of preparation of sales literature and other promotional costs and acquisition expenses.

      The CDSC percentage varies according to the number of full years elapsed between the date of receipt of a Purchase Payment and the date a Written Request for surrender is made. The amount of the CDSC is determined by multiplying the amount withdrawn subject to the CDSC by the CDSC percentage in accordance with the following table. Surrenders will be deemed to be withdrawn first from accumulated earnings (which may be surrendered without charge) and then to Purchase Payments on a first-in, first-out basis; surrenders will be made from the oldest Purchase Payment first.

                   NUMBER OF FULL YEARS
                   ELAPSED BETWEEN DATE        CONTINGENT DEFERRED
                  OF RECEIPT OF PURCHASE        SALES CHARGE AS A
                     PAYMENT AND DATE             PERCENTAGE OF
                    WRITTEN REQUEST FOR        ASSOCIATED PURCHASE
                    SURRENDER RECEIVED         PAYMENT SURRENDERED
                    -------------------        -------------------
                             0                         7%
                             1                         6%
                             2                         5%
                             3                         4%
                             4                         3%
                             5                         2%
                             6                         1%
                             7                         0%

      In no event shall the CDSC assessed against the Certificate exceed 7% of the aggregate Purchase Payment(s).


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                                    Page 36
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GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------


      Any Purchase Payments that have been held by the Company for at least seven years may be surrendered free of any CDSC. In addition, during any Certificate Year after the first Certificate Year for Certificates qualified under Section 403(b) of the Code, the CDSC will not be imposed on the surrender of up to 10% of the Account Value as of the last day of the previous Certificate Year ("Free Withdrawal Allowance"). If the Free Withdrawal Allowance is not withdrawn during a Certificate Year, it does not carry over to the next Certificate Year.

       No CDSC is assessed upon payment of the death benefit. Any applicable CDSC will be deducted from the amount requested for partial and full surrenders.

      The CDSC arising from a surrender of the Certificate will be waived in all cases if: (i) all or part of the Account Value is applied to the purchase of an annuity from the Company for life or for a non-commutable period of five years or more; or (ii) the Participant is "disabled" as that term is defined in the Social Security Act of 1935, as amended.

      The CDSC arising from a surrender of the Certificate will be waived for Certificates held by Participants in plans qualified under the Code that are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and regulations thereunder, or qualified under Section 401 of the Code, if the Participant incurs a separation from service.


      The CDSC arising from a surrender of the Certificate will be waived for Certificates held by Participants in plans qualified under the Code that are not subject to ERISA if: (i) the Participant incurs a separation from service, has attained age 55 and has held the Certificate for at least seven years, provided the Account Value is not transferred on a tax-free basis to another insurance carrier; or (ii) the Participant has held the Certificate for fifteen years or more.

      The CDSC also will be waived in all cases if the Participant is confined in a licensed Hospital or Long-Term Care Facility, as those terms are defined in the Long Term-Care Waiver Rider, for at least 90 days beginning on or after the first Certificate Anniversary. This Rider may not be available in all jurisdictions.

      The Company may reduce or eliminate the CDSC under the Contract and Certificates when certain sales of the Contract and Certificates result in savings or reduction of sales expenses. The entitlement to such a reduction in the CDSC will be based on: (i) the size and type of the group to which sales are to be made; (ii) the anticipated total amount of Purchase Payments to be received; and/or (iii) any prior or existing relationship with the Company. The CDSC may be reduced or waived in connection with a Contract offered to a group of employees of the Company, its subsidiaries and/or affiliates. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales expenses. In no event will reduction or elimination of the CDSC be permitted where such reduction or elimination will be unfairly discriminatory to any purchaser.

      The Company reserves the right to terminate, suspend or modify waivers of the CDSC, without prior notice to Participants, as permitted by applicable law.

MAINTENANCE AND ADMINISTRATIVE CHARGES

      On each Certificate Anniversary, the Company deducts an annual Certificate Maintenance Fee as partial compensation for expenses relating to the issue and maintenance of the Certificate, and the Separate Account. The annual Certificate Maintenance Fee is $25. If the Certificate is surrendered on any day other than on the Certificate Anniversary, the Certificate Maintenance Fee will be deducted in full at the time of such surrender. Before the Annuity Commencement Date and after the Annuity Commencement Date, if a Variable Annuity Benefit is elected, the Certificate Maintenance Fee will be deducted on a pro rata basis from each Sub-Account in which the Participant's Account is invested.


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                                    Page 37
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GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------


      The Certificate Maintenance Fee may be waived for sales of Contracts to a trustee, employer or similar entity representing a group where the Company determines that such sales result in savings of sales and/or administrative expenses. The Certificate Maintenance Fee also may be waived with respect to a Contract offered to a group of employees of the Company, its subsidiaries and/or affiliates.

      The Company has not imposed an Administration Charge and has set the Certificate Maintenance Fee at a level such that the Company will recover no more than the anticipated and estimated costs associated with administering the Certificate and Separate Account. The Company does not expect to make a profit from the actual administrative costs of a particular Certificate. The Company does not expect to make a profit from the Certificate Maintenance Fee.

MORTALITY AND EXPENSE RISK CHARGE

      The Company imposes a Mortality and Expense Risk Charge as compensation for bearing certain mortality and expense risks under the Certificate. For assuming these risks, the Company makes a daily charge equal to .003403% corresponding to an effective annual rate of 1.25% of the daily Net Asset Value of each Sub-Account in the Separate Account. The approximate portion of this charge estimated to be attributable to mortality risks is 0.75%; the approximate portion of this charge attributable to expense risks is 0.50%. In connection with certain Contracts that allow the Company to reduce administrative expenses, the Company will issue an Enhanced Contract with a Mortality and Expense Risk Charge equal to an effective annual rate of 0.95%. This is equal to a daily charge of 0.002590%. The Company estimates that 0.20% is for expense risks and 0.75% is for mortality risks. The Company's decision to offer an Enhanced Contract to a particular group will be based primarily on whether the Company is designated as a preferred variable annuity contract provider by the employer or by the trustee of the employee benefit plan. Where the Company is so designated, the Company anticipates that it will recognize administrative expense savings from various economies of scale and routine operations. In addition, the Company may offer an Enhanced Contract to a group of employees of the Company, its subsidiaries and/or affiliates. The Mortality and Expense Risk Charge is imposed before the Annuity Commencement Date and after the Annuity Commencement Date if a Variable Annuity Benefit is selected. The Company guarantees that the applicable charge will never increase for a Contract. The Mortality and Expense Risk Charge is reflected in the Accumulation Unit values for each Sub-Account.

      The mortality risks assumed by the Company arise from its contractual obligations to make annuity payments (determined in accordance with the annuity tables and other provisions contained in the Certificate) and to pay death benefits prior to the Annuity Commencement Date.

      The Company also bears substantial risk in connection with the Death Benefit before the Annuity Commencement Date, since in connection with the death of a Participant who dies prior to attaining age 75, the Company will pay a Death Benefit at least equal to the greatest of: (i) the Account Value on the Death Benefit Valuation Date, less any applicable premium tax not previously deducted, and less any outstanding loans; (ii) the total Purchase Payments, less any applicable premium tax not previously deducted, less any partial surrenders, and less any outstanding loans; or (iii) the largest Death Benefit on any Certificate Anniversary prior to death that is an exact multiple of five and occurs prior to the Death Benefit Valuation Date, less any applicable premium tax not previously deducted, less any partial surrenders after the Death Benefit was determined, and less any outstanding loans. In connection with the death of a Participant who dies after attaining age 75, the Company will pay a Death

--------------------------------------------------------------------------------
                                    Page 38
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GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------


Benefit at least equal to the greatest of: (i) the Account Value on the Death Benefit Valuation Date, less any applicable premium tax not previously deducted, and less any outstanding loans; (ii) the total Purchase Payments, less any applicable premium tax not previously deducted, less any partial surrenders, and less any outstanding loans; or (iii) the largest Death Benefit on any Certificate Anniversary prior to death that is both an exact multiple of five and occurs prior to the date on which the Participant attained age 75, less any applicable premium tax not previously deducted, less any partial surrenders after the Death Benefit was determined, and less any outstanding loans.

      The expense risk assumed by the Company is the risk that the Company's actual expenses in administering the Certificates and the Separate Account will exceed the amount recovered through the Certificate Maintenance Fees and Transfer Fees.

      If the Mortality and Expense Risk Charge is insufficient to cover actual costs and risks assumed, the loss will fall on the Company. Conversely, if this charge is more than sufficient, any excess will be profit to the Company. Currently, the Company expects a profit from this charge.

      The Company recognizes that the CDSC may not generate sufficient funds to pay the cost of distributing the Contracts and Certificates thereunder. To the extent that the CDSC is insufficient to cover the actual cost of Contract and Certificate distribution, the deficiency will be met from the Company's general corporate assets which may include amounts, if any, derived from the Mortality and Expense Risk Charge.

PREMIUM TAXES

      Certain state and local governments impose premium taxes. These taxes currently range up to 5.0% depending upon the jurisdiction. The Company, in its sole discretion and in compliance with any applicable state law, will determine the method used to recover premium tax expenses incurred. The Company will deduct any applicable premium taxes from the Account Value either upon death, surrender, annuitization, or at the time Purchase Payments are made to the Certificate, but no earlier than when the Company has a tax liability under state law.

TRANSFER FEE

      The Company currently imposes a $25 fee for each transfer in excess of twelve in a single Certificate Year. The Company will deduct the charge from the amount transferred.

FUND EXPENSES

      The value of the assets in the Separate Account reflects the value of Fund shares and therefore the fees and expenses paid by each Fund. The annual expenses of each Fund are set out in the "Summary of Expenses" tables at the front of this Prospectus. A complete description of the fees, expenses, and deductions from the Funds are found in the respective prospectuses for the Funds. (See "THE FUNDS" page 18.)

REDUCTION OR ELIMINATION OF CONTRACT AND CERTIFICATE CHARGES

      The CDSC and the administrative charges under the Contract and Certificates may be reduced or eliminated when certain sales of the Contract and Certificates result in savings or reduction of sales expenses. The entitlement to such a reduction in the CDSC or the administrative charges will be based on the following: (1) the size and type of the group to which sales are to be made;
(2) the total amount of Purchase Payments to be received; and (3) any prior or existing relationship with the Company. There may be other circumstances, of which the Company is not presently aware, which could result in fewer sales expenses. In no event will reduction or elimination of the CDSC or the administrative charge be permitted where such reduction or elimination will be unfairly discriminatory to any person.

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                                    Page 39

GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------


                               SETTLEMENT OPTIONS

ANNUITY COMMENCEMENT DATE

      Unless otherwise specified, the Annuity Commencement Date will be the Participant's 70th birthday. The Annuity Commencement Date may be changed by the Participant or by the Contract Owner by Written Request at least 30 days prior to the then-current Annuity Commencement Date. The Annuity Commencement Date may be changed to any date not later than such date as may be required or permitted by law or by any applicable retirement plan.

ELECTION OF SETTLEMENT OPTION

      If the Participant is alive on the Annuity Commencement Date and unless otherwise directed, the Company will apply the Account Value, less premium taxes, if any, according to the Settlement Option elected.

      If the payee of a Settlement Option is not a human being, the Company may reject the election of a Settlement Option. If payment under a Settlement Option depends on whether a payee is living, that payee must be a human being.

      If no election has been made on the Annuity Commencement Date and if the Participant is living and has a spouse, the Company will begin payments based on the life of the Participant as primary payee and the spouse as secondary payee, in accordance with Settlement Option 3 (Joint and One Half Survivor Annuity) described below. If no election has been made on the Annuity Commencement Date and if the Participant is living and does not have a spouse, the Company will begin payments based on the life of the Participant in accordance with Settlement Option 1 (Life Annuity with Payments for at Least a Fixed Period), described below, with a fixed period of 120 monthly payments assured.

ANNUITY BENEFIT

      The Annuity Benefit may be calculated and paid: (1) as a Fixed Dollar Annuity Benefit; (2) as a Variable Dollar Annuity Benefit; or (3) as a combination of both.

      If a Fixed Dollar Annuity Benefit only is elected, the Company will transfer all of the Separate Account Value to the Fixed Account prior to the Annuity Commencement Date. Similarly, if a Variable Dollar Annuity Benefit only is elected, the Company will transfer all of the Fixed Account Value to the Sub-Accounts prior to the Annuity Commencement Date. The Company will allocate the amount transferred among the Sub-Accounts in accordance with a Written Request. No transfers between the Fixed Dollar Annuity Benefit and the Variable Dollar Annuity Benefit will be allowed after the Annuity Commencement Date. However, after the Variable Dollar Annuity Benefit has been paid for at least twelve months, the Participant may, no more than once each twelve months, transfer all or part of the Annuity Units upon which the Variable Dollar Annuity Benefit is based from the Sub-Account(s) held to Annuity Units in different Sub-Accounts.

      If a Variable Dollar Annuity Benefit is elected, the amount applied under that benefit is the Variable Account Value as of the end of the Valuation Period immediately preceding the Annuity Commencement Date. If a Fixed Dollar Annuity Benefit is elected, the amount applied under that benefit is the Fixed Account Value as of the Annuity Commencement Date.

--------------------------------------------------------------------------------
                                     Page 40
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GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------


FIXED DOLLAR ANNUITY BENEFIT

      Fixed Dollar Annuity Benefits are determined by multiplying the Fixed Account Value (expressed in thousands of dollars and after deduction of any premium taxes not previously deducted) by the amount of the monthly payment per $1,000 of value obtained from the Settlement Option Table for the Annuity Benefit elected. The Fixed Dollar Annuity Benefit will remain level for the duration of the Annuity.

VARIABLE DOLLAR ANNUITY BENEFIT

      The first monthly Variable Dollar Annuity Benefit payment is equal to a Participant's Variable Account Value (expressed in thousands of dollars and after deduction of any fees and charges, loans, or applicable premium tax or other taxes not previously deducted) as of the end of the Valuation Period immediately preceding the Annuity Commencement Date multiplied by the amount of the monthly payment per $1,000 of value obtained from the Settlement Option Table for the Settlement Option elected less the pro-rata portion of the Contract Maintenance Fee.

      The number of Annuity Units in each Sub-Account held by a Participant is determined by dividing the dollar amount of the first monthly Variable Dollar Annuity Benefit payment from each Sub-Account by the value of an Annuity Unit ("Annuity Unit Value") for that Sub-Account as of the Annuity Commencement Date. The number of Annuity Units remains fixed during the Annuity Payment Period, except as a result of any transfers among Sub-Accounts after the Annuity Commencement Date.

      The dollar amount of the second and any subsequent Variable Dollar Annuity Benefit payment will reflect the investment performance of the Sub-Account(s) selected and may vary from month to month. The total amount of the second and any subsequent Variable Dollar Annuity Benefit payment will be equal to the sum of the payments from each Sub-Account less a pro-rata portion of the Contract Maintenance Fee.

      The payment from each Sub-Account is found by multiplying the number of Annuity Units held in each Sub-Account by the Annuity Unit Value for that Sub-Account as of the end of the fifth Valuation Period preceding the due date of the payment.

      The Annuity Unit Value for each Sub-Account is originally established in the same manner as Accumulation Unit values. Thereafter, the value of a Annuity Unit for a Sub-Account is determined by multiplying the Annuity Unit Value as of the end of the preceding Valuation Period by the Net Investment Factor, determined as set forth above under "Accumulation Unit Value", for the Valuation Period just ended. The product is then multiplied by the assumed daily investment factor (0.99991781), for the number of days in the Valuation Period. The factor is based on the assumed net investment rate of three percent (3%) per year, compounded annually, that is reflected in the Settlement Option Tables.

TRANSFERS AFTER THE ANNUITY COMMENCEMENT DATE

      After the Annuity Commencement Date, no transfers between the Fixed Account and the Separate Account are permitted. However, after a Variable Dollar Annuity Benefit has been paid for at least twelve months, the Participant may, by Written Request to the Administrative Office, transfer Annuity Units between Sub-Accounts no more than once during a twelve-month period.

--------------------------------------------------------------------------------
                                    Page 41
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GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------


ANNUITY TRANSFER FORMULA

      Transfers after the Annuity Commencement Date are implemented according to the following formulas:


      (1) Determine the number of units to be transferred from the Sub-Account as follows:

                  = AT/AUV1

      (2) Determine the number of Annuity Units remaining in such Sub-Account (after the transfer):

                  = UNIT1 - AT/AUV1

      (3) Determine the number of Annuity Units in the transferee Sub-Account (after the transfer):

                  = UNIT2 + AT/AUV2

      (4) Subsequent Variable Dollar Annuity Benefit payments will reflect the changes in Annuity Units in each Sub-Account as of the next Variable Dollar Annuity Benefit payment's due date.

WHERE:

      (AUV1) is the Annuity Unit Value of the Sub-Account that the transfer is being made from as of the end of the Valuation Period in which the transfer request was received.

      (AUV2) is the Annuity Unit Value of the Sub-Account that the transfer is being made to as of the end of the Valuation Period in which the transfer request was received.

      (UNIT1) is the number of Annuity Units in the Sub-Account that the transfer is being made from, before the transfer.

      (UNIT2) is the number of Annuity Units in the Sub-Account that the transfer is being made to, before the transfer.

      (AT) is the dollar amount being transferred from the Sub-Account.

SETTLEMENT OPTIONS

      OPTION 1: LIFE ANNUITY WITH PAYMENTS FOR AT LEAST A FIXED PERIOD. The Company will make a monthly payment for at least a fixed period. If the Annuitant lives longer than the fixed period, then the Company will make payments until the Annuitant's death. The fixed periods available are reflected in Annuity Table 1.

                  If, at the death of the Annuitant, payments have been made for less than the fixed period elected, the Company will continue to make payments: (i) to the contingent payee designated on the Settlement Option election form; and (ii) during the remainder of the fixed period.
--------------------------------------------------------------------------------
                                    Page 42
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GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------

      OPTION 2:   LIFE ANNUITY. The Company will make annuity payments until the
                  Annuitant's death. Annuity Table 2 applies to this Option.

      OPTION 3:   JOINT AND ONE-HALF SURVIVOR ANNUITY.  The Company will provide a monthly  payment to an Annuitant  during  his/her  lifetime;
                  thereafter, upon the death of the Annuitant and receipt by the Company of Due Proof of Death, one-half of the monthly payments will continue to a designated survivor, if living, and until his/her death. Annuity Table 3 applies to this Option.

      OPTION 4:   INCOME FOR A FIXED PERIOD.  The Company will make payments for a fixed period. Payment intervals and amounts are shown in Annuity Table 4 and are based on a 3% guaranteed interest rate.

                  If, at the death of the Annuitant, payments have been made for less than the fixed period elected, the Company will continue to make payments: (i) to the contingent payee designated on the Settlement Option election form; and (ii) during the remainder of the fixed period.

      OPTION 5:   ANY OTHER FORM.  The Company will make payments in the form of any other annuity which is acceptable to the Company.

MINIMUM AMOUNTS

      If the Participant's Account Value is less than $5,000 on the Annuity Commencement Date, the Company reserves the right to pay that amount in one lump sum. If monthly payments under a Settlement Option would be less than $100, the Company may make payments quarterly, semi-annually or annually at its discretion.

      All elected Settlement Options must comply with current applicable laws, regulations and rulings issued by any governmental agency. If at the time a Fixed Dollar Annuity Benefit is elected, the Company has available options or rates on a more favorable basis than those guaranteed, the higher benefits shall be applied and guaranteed for as long as that election remains in force.

      To the extent applicable, all factors, values, benefits and reserves will not be less than those required by the law of the state in which the Contract is delivered.

SETTLEMENT OPTION TABLES

      The Settlement Option Tables in Appendix A reflect the dollar amount of the monthly payments for each $1,000 applied.

      Rates for monthly payments for ages or fixed periods not shown in the Settlement Option Tables will be calculated on the same basis as those shown and may be obtained from the Company. Fixed periods shorter than five years are not available.

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                                    Page 43
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GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------


                               GENERAL PROVISIONS

NON-PARTICIPATING

      The Contract and the Certificates thereunder are non-participating. Neither the Contract nor the Certificates thereunder are eligible to share in the profits or surplus earnings of the Company's general account and will not receive dividends from the general account.

MISSTATEMENT OF AGE

      If the age of the Participant has been misstated in the Certificate Application, Annuity Benefit payments under the Certificate will be whatever the Account Value on the Annuity Commencement Date would purchase on the basis of the correct age of the Participant. If the Company has made underpayments based on any misstatement, the Company shall promptly pay the amount of any underpayment, with interest, in one lump sum. Any overpayments made shall be charged, with interest, against the next Annuity Benefit payment or succeeding Annuity Benefit payments due under the Certificate. The interest rate used will not be less than 3% per year.

PROOF OF EXISTENCE AND AGE

      The Company may require proof of age of the Annuitant and, if applicable, any joint payee, before any Annuity Benefit involving lifetime payments will be made.

FACILITY OF PAYMENT

      If any person receiving payments under a Certificate is incapable of giving valid receipt of payment, the Company may make such payment to the person who has legally assumed responsibility for his or her care and principal support. Any such payment shall fully discharge the Company to the extent of that payment.

TRANSFER AND ASSIGNMENT

      Neither any one Participant nor the Contract Owner may transfer, sell, assign, pledge, charge, encumber or in any way alienate his or her interest under a Certificate or the Contract, respectively. To the extent permitted by law, no benefits payable under the Contract or a Certificate will be subject to the claims of creditors.

ANNUITY DATA

      The Company will not be liable for obligations which depend on the Company receiving information from a Participant until such information is received by the Company in a satisfactory form.

ANNUAL REPORT

      At least once each Certificate Year prior to the Annuity Commencement Date, the Participant will be given a report of the current Account Value allocated to each Sub-Account, and each Fixed Account option. This report will also include any other information required by law or regulation, including all transactions which have occurred during the accounting period shown in the report.

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INCONTESTABILITY

      Each Certificate shall not be contestable by the Company.

ENTIRE CONTRACT

      The Company issues the Certificate in consideration and acceptance of the payment of the initial Purchase Payment and, where state law requires, the Participant Enrollment Form. In those states that require a written application, a copy of the Enrollment Form will be attached to and become part of the Certificate and along with the Certificate constitutes the entire Certificate. All statements made by the Participant will be considered representations and not warranties. The Company will not use any statement in defense of a claim unless it is made in the Participant Enrollment Form (or other application form) and a copy of the Participant Enrollment Form (or other application form) is attached to the Certificate when issued.

CHANGES IN THE CONTRACT

      Only the Company's President, Vice President and Secretary have the authority to bind the Company or to make any change in the Contract or the Certificates thereunder and then only in writing. The Company will not be bound by any promise or representation made by any other persons.

      The Company may not change or amend the Contract or Certificates thereunder, except as expressly provided therein, without the Participant's consent. However, the Company may change or amend the Contract or Certificates thereunder if such change or amendment is necessary for the Contract or Certificates thereunder to comply with any state or federal law, rule or regulation.

WAIVER OF THE CERTIFICATE MAINTENANCE FEE

      The Company may waive the Certificate Maintenance Fee in certain situations where the Company expects to realize significant economies of scale with respect to sales of Contracts and Certificates. This is possible because sales costs do not increase in proportion to the Purchase Payments under the Contracts and Certificates sold; for example, the per dollar transaction cost for a sale of a Contract and Certificates with $500,000 of Purchase Payments is generally much higher than the per dollar cost for a sale of a Contract and Certificates with $1,000,000 of Purchase Payments. Thus, the applicable sales costs decline as a percentage of the Purchase Payments as the amount of Purchase Payments increases. In such a situation, the Company may be designated as a preferred variable annuity contract provider by the employer or trustee or the employee benefit plan.

NOTICES AND DIRECTIONS

      The Company will not be bound by any authorization, election or notice which is not in writing and received at the Company's Administrative Office.

      Any written notice requirement by the Company to the Participant will be satisfied by the mailing of any such required written notice, by first-class mail, to the Participant's last known address as shown on the Company's records.


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                               FEDERAL TAX MATTERS

INTRODUCTION

      The following discussion is a general description of federal tax considerations relating to the Contract and is not intended as tax advice. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the Contract. Any person concerned about tax implications should consult a competent tax adviser before initiating any transaction. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.

      The ultimate effect of federal income taxes on the amounts held under a Contract, on Annuity Payments, and on the economic benefit to the Participant or the Beneficiary may depend on the type of retirement plan, and on the tax status of the individual concerned. Certain requirements must be satisfied in purchasing a Contract for a qualified plan and receiving distributions from such a Contract in order to continue to receive favorable tax treatment. The Company makes no attempt to provide more than general information about use of the Contracts with the various types of retirement plans. Participants under retirement plans and Beneficiaries are cautioned that the rights of any person to any benefits may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract issued in connection with such a plan. Some retirement plans are subject to distribution and other requirements that are not incorporated in the administration of the Contracts. Participants are responsible for determining that contributions, distributions and other transactions with respect to the Contracts satisfy applicable law. Therefore, purchasers of Contracts should seek competent legal and tax advice regarding the suitability of the Contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of the Contract. The following discussion assumes that a Contract is purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment ("Qualified Contracts").

      The following discussion also is based on the assumption that the Contract qualifies as an annuity contract for federal income tax purposes. The Statement of Additional Information discusses the requirements for qualifying as an annuity.

TAXATION OF ANNUITIES IN GENERAL

      Section 72 of the Code governs taxation of annuities in general. The Company believes that the Participant who is a natural person generally is not taxed on increases in the value of an Account until distribution occurs by withdrawing all or part of the Account Value (E.G., surrenders or annuity payments under the Settlement Option elected). For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Account Value or any portion of an interest in the qualified plan generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or an annuity) is generally taxable as ordinary income.

      The following discussion generally applies to a Certificate owned by a natural person under a group Contract.

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SURRENDERS

      QUALIFIED CONTRACTS

      In the case of surrender under a Contract, other than Systematic Withdrawal Option payments treated as Annuity Benefit Payments under a Contract, a pro-rata portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total accrued benefit under the annuity. The "investment in the contract" generally equals the amount of any non-deductible and/or non-excludible Purchase Payments paid by or on behalf of any individual. Special tax rules may be available for certain distributions from a Qualified Contract.


      NON-QUALIFIED CONTRACTS

      In the case of a surrender under a Non-Qualified Contract, the amount recovered is taxable to the extent that the Account Value immediately before the surrender, reduced by any applicable charges, exceeds the "investment in the contract" at such time.


ANNUITY PAYMENTS

      Although the tax consequences may vary depending on the Annuity Payment and Settlement Option elected under the Contract, in general, only the portion of the Annuity Payment that represents the amount by which the Account Value exceeds the "investment in the contract" will be taxed; after the "investment in the contract" is recovered, the full amount of any additional Annuity Payments is taxable. For Variable Dollar Annuity Payments, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. However, the entire distribution will be taxable once the recipient has recovered the dollar amount of his or her "investment in the contract." For Fixed Dollar Annuity Payments, in general there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the Annuity Payments for the term of the payments; however, the remainder of each Annuity Payment is taxable. In either case, once the "investment in the contract" has been fully recovered, the full amount of any additional Annuity Payments is taxable. If Annuity Payments cease as a result of a Participant's death before full recovery of the "investment in the contract," consult a competent tax adviser regarding deductibility of the unrecovered amount.

PENALTY TAX

      In  general,  a  10%  premature   distribution   penalty  tax  applies  to
distributions unless: (1) made on or after the date on which the Participant attains age 59 1/2; (2) made as a result of death or disability of the Participant; (3) received in substantially equal periodic payments as a life annuity or a joint and one-half survivor annuity for the lives or life expectancies of the Participant and a "designated beneficiary;" (4) made to the Participant after separation from service and attainment of age 55; (5) made under a qualified domestic relations order; or (6) to the extent they do not exceed the Participant's allowable deduction for medical care for that year. Other tax penalties may apply to certain distributions under a qualified plan.

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                                    Page 47
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TAXATION OF DEATH BENEFIT PROCEEDS

      Amounts may be distributed from the Account because of the death of a Participant. Generally such amounts are includable in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender as described above, or (2) if distributed under a Settlement Option, they are taxed in the same manner as Annuity Payments, as described above.

TRANSFERS, ASSIGNMENTS, OR EXCHANGES OF THE CONTRACT

      A transfer of ownership of a Contract, the designation of a Beneficiary who is not also the Participant, or the exchange of a Contract may result in certain tax consequences to the Participant that are not discussed herein.

TEXAS OPTIONAL RETIREMENT PROGRAM

      Section 36.105 of the Texas Educational Code permits participants in the Texas Optional Retirement Program ("ORP") to withdraw their interests in a variable annuity policy issued under the ORP only upon: (1) termination of employment in the Texas public institutions of higher education; (2) retirement;
(3) attainment of age 70 1/2; or (4) death. Section 830.205 of the Texas Government Code provides that benefits under the optional retirement program ("ORP") vest after one year of participation. Accordingly, an Account Value cannot be withdrawn or distributed without written certification from the employer of the ORP participant's vesting status and, if the participant is living and under age 70 1/2 , the participant's retirement or othEr termination from employment.


TAX-SHELTERED ANNUITIES

      Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Subject to certain limits, such contributions are not includable in the gross income of the employee until the employee receives distributions under the Contract. Amounts attributable to contributions made under a salary reduction agreement cannot be distributed until the employee attains age 59 1/2, separates from service, becomEs disabled, incurs a hardship or dies.


PENSION AND PROFIT SHARING PLANS

      Code section 401(a) permits employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish retirement plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans.

      Purchasers of a Contract for use with such plans should seek competent advice regarding the suitability of the proposed plan documents and the Contract to their specific needs.

CERTAIN DEFERRED COMPENSATION PLANS

      Under Section 457 of the Code, governmental and certain other tax-exempt employers may invest in annuity contracts in connection with deferred compensation plans established for the benefit of their employees. Other employers may invest in annuity contracts in connection with non-qualified

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                                    Page 48
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deferred  compensation  plans  established  for the benefit of their  employees.
Under these plans, contributions made for the benefit of the employees will not be includable in the employees' gross income until distributed from the plan.

WITHHOLDING

      Pension and annuity distributions generally are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Federal withholding at a flat 20% of the taxable part of the distribution is required if the distribution is eligible for rollover and the distribution is not paid as a direct rollover. In other cases, recipients generally are provided the opportunity to elect not to have tax withheld from distributions.

POSSIBLE CHANGES IN TAXATION

      Although as of the date of this prospectus, Congress is not actively considering any legislation regarding the taxation of annuities issued in connection with a qualified plan, there is always the possibility that the tax treatment of such annuities could change by legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change).

OTHER TAX CONSEQUENCES

      As noted above, the foregoing discussion of the federal income tax consequences is not exhaustive and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the federal income tax consequences discussed herein reflect the Company's understanding of current law and the law may change. Federal estate tax consequences and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under the Contract depend on the individual circumstances of each Participant or recipient of the distribution. A competent tax adviser should be consulted for further information.

GENERAL

      At the time the initial Purchase Payment is paid, a prospective purchaser must specify whether the purchase is a Qualified Contract. If the initial purchase payment is derived from an exchange or surrender of another annuity contract, the Company may require that the prospective purchaser provide information with regard to the federal income tax status of the previous annuity contract. The Company will require that persons purchase separate Contracts if they desire to invest monies qualifying for different annuity tax treatment under the Code. Each such separate Contract would require the minimum initial Purchase Payment stated above. Additional Purchase Payments under a Contract must qualify for the same federal income tax treatment as the Initial Purchase Payment under the Contract; the Company will not accept an additional Purchase Payment under a Contract if the federal income tax treatment of such Purchase Payment would be different from that of the Initial Purchase Payment.


                             DISTRIBUTION OF THE CONTRACT

      AAG Securities, Inc. ("AAG Securities") is the principal underwriter and distributor of the Contracts. AAG Securities may also serve as an underwriter and distributor of other contracts issued through the Separate Account and certain other Separate Accounts of the Company and any affiliates of the Company. AAG Securities is a wholly owned subsidiary of American Annuity Group, Inc., a publicly-traded company which is an indirect subsidiary of American Financial Group, Inc. AAG Securities is registered with the Securities and
Exchange  Commission  as  a  broker-dealer  and  is a  member  of  the  National

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                                    Page 49
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Association of Securities  Dealers,  Inc.  ("NASD").  Its principal  offices are located at 250 East Fifth Street, Cincinnati, Ohio 45202. The Company pays AAG Securities for acting as underwriter under a distribution agreement.

      AAG Securities has entered into sales agreements with other broker-dealers to solicit applications for the Contracts through registered representatives who are licensed to sell securities and variable insurance products. These agreements provide that applications for the Contracts may be solicited by registered representatives of the broker-dealers appointed by the Company to sell its variable life insurance and variable annuities. These broker-dealers are registered with the Securities and Exchange Commission and are members of the NASD. The registered representatives are authorized under applicable state regulations to sell variable annuities.

      The Company or AAG Securities may pay commissions to registered representatives of AAG Securities and other broker-dealers of up to 8.5% of Purchase Payments made under the Contracts ("Commissions"). These Commissions are reduced by one-half for Contracts issued to Owners over age 75. When permitted by state law and in exchange for lower initial Commissions, AAG Securities and/or the Company may pay trail commissions to registered representatives of AAG Securities and to other broker-dealers. Trail commissions are not expected to exceed 1% of the Account Value of a Contract on an annual basis. To the extent permissible under current law, the Company and/or AAG Securities may pay production, persistency and managerial bonuses as well as other promotional incentives, in cash or other compensation, to registered representatives of AAG Securities and/or other broker-dealers.


                                LEGAL PROCEEDINGS

      There are no pending legal proceedings affecting the Separate Account or AAG Securities. The Company is involved in various kinds of routine litigation which, in management's judgment, are not of material importance to the Company's assets or the Separate Account.


                                  VOTING RIGHTS

      To the extent required by applicable law, all Fund shares held in the Separate Account will be voted by the Company at regular and special shareholder meetings of the respective Funds in accordance with instructions received from persons having voting interests in the corresponding Sub-Account. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or if the Company determines that it is allowed to vote all shares in its own right, the Company may elect to do so.

      The person with the voting interest is the Participant. The number of votes which are available to a Participant will be calculated separately for each Sub-Account. Before the Annuity Commencement Date, that number will be determined by applying his or her percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account. The Participant holds a voting interest in each Sub-Account to which the Account Value is allocated. After the Annuity Commencement Date, the number of votes decreases as Annuity Payments are made and as the number of Accumulation Units for a Certificate decreases.

      The number of votes of a Fund will be determined as of the date coincident with the date established by that Fund for shareholders eligible to vote at the meeting of the Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the respective Funds.

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      Shares as to which no timely  instructions are received and shares held by the Company as to which Participants have no beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Certificates participating in the Sub-Account. Voting instructions to abstain on any item will be applied on a pro-rata basis to reduce the votes eligible to be cast.

      Each person or entity having a voting interest in a Sub-Account will receive proxy material, reports and other material relating to the appropriate Fund.

      It should be noted that the Funds are not required to hold annual or other regular meetings of shareholders.


                              AVAILABLE INFORMATION

      The Company has filed a registration statement (the Registration Statement) with the Securities and Exchange Commission under the Securities Act of 1933 relating to the Contract and Certificates thereunder offered by this Prospectus. This Prospectus has been filed as a part of the Registration
Statement and does not contain all of the information set forth in the Registration Statement and exhibits thereto, and reference is hereby made to such Registration Statement and exhibits for further information relating to the Company, the Contract and the Certificates. Statements contained in this Prospectus, as to the content of the Contract, the Certificates and other legal instruments, are summaries. For a complete statement of the terms thereof, reference is made to the instruments filed as exhibits to the Registration Statement. The Registration Statement and the exhibits thereto may be inspected and copied at the office of the Commission, located at 450 Fifth Street, N.W., Washington, D.C.

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                          STATEMENT OF ADDITIONAL INFORMATION

      A Statement of Additional Information is available which contains more details concerning the subjects discussed in this Prospectus. The following is the Table of Contents for that Statement:
                                                                            PAGE

ANNUITY INVESTORS LIFE INSURANCE COMPANY...................................  1
      General Information and History......................................  2
      State Regulation.....................................................  2

SERVICES...................................................................  3
      Safekeeping of Separate Account Assets...............................  3
      Records and Reports..................................................  3
      Experts..............................................................  3

DISTRIBUTION OF THE CONTRACTS..............................................  3

CALCULATION OF PERFORMANCE INFORMATION.....................................  4
      Money Market Sub-Account Yield Calculation...........................  4
      Other Sub-Account Yield Calculation..................................  5
      Standardized Total Return Calculation................................  6
      Hypothetical Performance Data........................................  7
      Other Performance Data...............................................  8

FEDERAL TAX MATTERS.......................................................  10
      Taxation of the Company.............................................  10
      Tax Status of the Contract..........................................  11

FINANCIAL STATEMENTS......................................................  12



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      Copies of the Statement of Additional  Information  dated May 1, 1997, are available without charge. To request a copy, please clip this coupon on the dotted line above, enter your name and address in the spaces provided below, and mail to: Annuity Investors Life Insurance Company, P.O. Box 5423, Cincinnati, Ohio 45201-5423.


      Name:       __________________________________________________

      Address:    __________________________________________________

      City:       __________________________________________________

      State:      __________________________________________________

      Zip Code:   ________________

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                                    Page 53
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                                      APPENDIX A

SETTLEMENT OPTION TABLES

      The Settlement Option Tables show the guaranteed dollar amount, based on unisex rates, of the monthly payments under various Settlement options for each $1,000 applied.

                        OPTION 1 TABLES -- LIFE ANNUITY
                   WITH PAYMENTS FOR AT LEAST A FIXED PERIOD

                               60      120     180       240
                             MONTHS  MONTHS   MONTHS   MONTHS
                    ---------------------------------------------
                     AGE
                    ---------------------------------------------
                      55       $4.55   $4.51    $4.44     $4.33
                      56        4.65    4.61     4.52      4.39
                      57        4.76    4.71     4.61      4.46
                      58        4.87    4.81     4.70      4.53
                      59        4.99    4.92     4.79      4.60
                      60        5.12    5.04     4.89      4.67
                      61        5.25    5.16     4.99      4.74
                      62        5.40    5.29     5.09      4.81
                      63        5.55    5.42     5.19      4.87
                      64        5.72    5.56     5.30      4.94
                      65        5.89    5.71     5.40      5.00
                      66        6.08    5.86     5.51      5.06
                      67        6.27    6.02     5.62      5.11
                      68        6.48    6.19     5.72      5.17
                      69        6.71    6.36     5.83      5.22
                      70        6.95    6.54     5.93      5.26
                      71        7.20    6.72     6.03      5.30
                      72        7.46    6.90     6.12      5.34
                      73        7.75    7.08     6.21      5.37
                      74        8.04    7.27     6.30      5.40

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                                    Page 54

GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------

                         OPTION 2 TABLE - LIFE ANNUITY

              60 MONTHS        120 MONTHS          180 MONTHS        240 MONTHS
       -------------------------------------------------------------------------
        AGE               AGE                AGE               AGE
       -------------------------------------------------------------------------
        55      $4.65     60      $5.14      65      $5.95      70      $7.08
        56       4.67     61       5.28      66       6.14      71       7.36
        57       4.77     62       5.43      67       6.35      72       7.66
        58       4.89     63       5.59      68       6.58      73       7.98
        59       5.01     64       5.76      69       6.82      74       8.33


              OPTION 3 TABLE - JOINT AND ONE-HALF SURVIVOR ANNUITY
    MONTHLY PAYMENTS FOR EACH $1,000 OF PROCEEDS BY AGES OF PERSONS NAMED.*

                              Secondary Age
    ----------------------------------------------------------------------------
    Primary
      Age    60     61    62    63    64    65     66     67    68    69    70
    ----------------------------------------------------------------------------
      60    $4.73 $4.75  $4.78 $4.80 $4.83 $4.85 $4.87   $4.89 $4.92 $4.93 $4.95
      61     4.81  4.84   4.87  4.90  4.92  4.95  4.97    5.00  5.02  5.04  5.06
      62     4.90  4.93   4.96  4.99  5.02  5.05  5.08    5.11  5.13  5.16  5.18
      63     4.99  5.03   5.06  5.09  5.13  5.16  5.19    5.22  5.25  5.28  5.30
      64     5.09  5.12   5.16  5.20  5.23  5.27  5.30    5.34  5.37  5.40  5.43
      65     5.18  5.22   5.26  5.31  5.35  5.38  5.42    5.46  5.49  5.53  5.56
      66     5.28  5.33   5.37  5.42  5.46  5.50  5.54    5.58  5.62  5.66  5.70
      67     5.38  5.43   5.48  5.53  5.58  5.62  5.67    5.72  5.76  5.80  5.84
      68     5.49  5.54   5.59  5.65  5.70  5.75  5.80    5.85  5.90  5.95  5.99
      69     5.60  5.65   5.71  5.77  5.82  5.88  5.93    5.99  6.04  6.10  6.15
      70     5.71  5.77   5.83  5.89  5.95  6.01  6.07    6.13  6.19  6.25  6.31
    ----------------------------------------------------------------------------

* Payments after the death of the Primary Payee will be one-half of the amount shown.


--------------------------------------------------------------------------------

GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY                               PROSPECTUS
--------------------------------------------------------------------------------



             OPTION 4 TABLE - INCOME FOR A FIXED PERIOD PAYMENTS FOR
                 FIXED NUMBER OF YEARS FOR EACH $1,000 APPLIED.

               ------------------------------------------------
                TERMS OF   ANNUAL    SEMI-   QUARTERLY MONTHLY
                PAYMENTS             ANNUAL
               ------------------------------------------------
                 YEARS
               ------------------------------------------------
                   6      $184.60   $91.62   $45.64    $15.18
                   7       160.51    79.68    39.68     13.20
                   8       142.46    70.70    35.22     11.71
                   9       128.43    63.74    31.75     10.56
                  10       117.23    58.18    28.98      9.64
                  11       108.08    53.64    26.72      8.88
                  12       100.46    49.86    24.84      8.26
                  13        94.03    46.67    23.25      7.73
                  14        88.53    43.94    21.89      7.28
                  15        83.77    41.57    20.71      6.89
                  16        79.61    39.51    19.68      6.54
                  17        75.95    37.70    18.78      6.24
                  18        72.71    36.09    17.98      5.98
                  19        69.81    34.65    17.26      5.74
                  20        67.22    33.36    16.82      5.53
               ------------------------------------------------


Rates for monthly payments for ages or fixed periods not shown in the above tables will be calculated on the same basis as those shown and may be obtained from the Company. Fixed periods shorter than five years are not available.



--------------------------------------------------------------------------------

           ANNUITY INVESTORS[REGISTERED TRADEMARK] VARIABLE ACCOUNT A
                                       OF
         ANNUITY INVESTORS LIFE INSURANCE COMPANY[REGISTERED TRADEMARK]
                       STATEMENT OF ADDITIONAL INFORMATION
                                     FOR THE
                 COMMODORE NAUTICUS[REGISTERED TRADEMARK] GROUP
                       FLEXIBLE PREMIUM DEFERRED ANNUITY
                                     AND THE
                         COMMODORE AMERICUS[SERVICEMARK]
                 INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITIES
                                    ISSUED BY
                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
           P.O. BOX 5423, CINCINNATI, OHIO 45201-5423, (800) 789-6771


The Statement of Additional Information expands upon subjects discussed in the current Prospectus for The Commodore Nauticus[REGISTERED TRADEMARK] Group Flexible Premium Deferred Variable Annuity Contract and the current Prospectus for The Commodore Americus[SERVICEMARK] Individual Flexible Premium Deferred Variable Annuity Contracts (each, the "Contract") offered by Annuity Investors Life Insurance Company[REGISTERED TRADEMARK]. A copy of either Prospectus dated May 1, 1997, as supplemented from time to time, may be obtained free of charge by writing to Annuity Investors Life Insurance Company, Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423. Terms used in the current Prospectus for each Contract are incorporated in this Statement of Additional Information.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE APPLICABLE CONTRACT.

Dated May 1, 1997

        The following information supplements the information in the Prospectuses about the Contracts and Certificates. Terms used in this Statement of Additional Information have the same meaning as to a Contract as in the Prospectus for that Contract.

         ANNUITY INVESTORS LIFE INSURANCE COMPANY[REGISTERED TRADEMARK]

GENERAL INFORMATION AND HISTORY

        Annuity Investors Life Insurance Company[REGISTERED TRADEMARK] (the "Company"), formerly known as Carillon Life Insurance Company, is a stock life insurance company incorporated under the laws of the State of Ohio in 1981. The name change occurred in the state of domicile on April 12, 1995. The Company is principally engaged in the sale of fixed and variable annuity policies.

        The Company was acquired in November, 1994, by American Annuity Group, Inc. ("AAG") a Delaware corporation that is a publicly traded insurance holding company. Great American Insurance Company ("GAIC"), an Ohio corporation, owns 80% of the common stock of AAG. GAIC is a multi-line insurance carrier and a wholly owned subsidiary of Great American Holding Company ("GAHC"), an Ohio corporation. GAHC is a wholly owned subsidiary of American Financial Corporation ("AFC"), an Ohio corporation. AFC is a wholly owned subsidiary of American Financial Group, Inc. ("AFG"), an Ohio corporation. AFG is a publicly traded holding company which is engaged, through its subsidiaries, in financial businesses that include annuities, insurance and portfolio investing, and non-financial businesses.

STATE REGULATION

       The Company is subject to the insurance laws and regulations of all the jurisdictions where it is licensed to operate. The availability of certain Contract rights and provisions depends on state approval and/or filing and review processes in each such jurisdiction. Where required by law or regulation, the Contracts will be modified accordingly.

                                    SERVICES

SAFEKEEPING OF SEPARATE ACCOUNT ASSETS

       Title to assets of the Separate Account is held by the Company. The Separate Account assets are kept separate and apart from the Company's general account assets. Records are maintained of all purchases and redemptions of Fund shares held by each of the Sub-Accounts.

        Title to assets of the Fixed Account is held by the Company together with the Company's general account assets.

RECORDS AND REPORTS

        All records and accounts relating to the Fixed Account and the Separate Account will be maintained by the Company. As presently required by the provisions of the Investment Company Act of 1940, as amended ("1940 Act"), and rules and regulations promulgated thereunder which pertain to the Separate Account, reports containing such information as may be required under the 1940 Act or by other applicable law or regulation will be sent to each Owner semi-annually at the Owner's last known address of record.

EXPERTS

       The financial statements of the Separate Account and the statutory-basis financial statements of the Company included in this Statement of Additional Information have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their reports thereon also appearing elsewhere herein. Such financial statements have been included herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.





                          DISTRIBUTION OF THE CONTRACTS

       The offering of the Contracts is expected to be continuous, and the Company does not anticipate discontinuing the offering of the Contracts. However, the Company reserves the right to discontinue the offering of the Contracts.

        During the fiscal year ended December 31, 1996, AAG Securities, Inc. ("AAG Securities"), the principal underwriter and distributor of the Contracts, received $192,085 in commissions with respect to the Contracts, of which $4,538 was retained by AAG Securities.

                     CALCULATION OF PERFORMANCE INFORMATION

MONEY MARKET SUB-ACCOUNT STANDARDIZED YIELD CALCULATION

       In accordance with rules and regulations adopted by the Securities and Exchange Commission, the Company computes the Money Market Sub-Account's current annualized yield for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the Money Market Fund or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) in the value of a hypothetical account having a balance of one unit of the Money Market Sub-Account at the beginning of such seven-day period, dividing such net change in the value of the hypothetical account by the value of the hypothetical account at the beginning of the period to determine the base period return and annualizing this quotient on a 365-day basis. The net change in the value of the hypothetical account reflects the deductions for the Mortality and Expense Risk and Administration Charges and income and expenses accrued during the period. Because of these deductions, the yield for the Money Market Sub-Account of the Separate Account will be lower than the yield for the Money Market Fund or any comparable substitute funding vehicle.

        The Securities and Exchange Commission also permits the Company to disclose the effective yield of the Money Market Sub-Account for the same seven-day period, determined on a compounded basis. The effective yield is calculated according to the following formula:

                                            365/7
EFFECTIVE YIELD = [(BASE PERIOD RETURN + 1)      ] - 1




       The effective yield and yields for the Money Market Sub-Account for the seven-day period ended December 31, 1996 are as follows:

      MONEY MARKET SUB-ACCOUNT       YIELD      EFFECTIVE YIELD
      ------------------------       -----      ---------------

      Standard Contract              3.81%           3.88%
      Enhanced Contract              4.10%           4.19%

       The yield on amounts held in the Money Market Sub-Account normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields. The Money Market Sub-Account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Fund or substitute funding vehicle, the types and quality of portfolio securities held by he Money Market Fund or substitute funding vehicle, and operating expenses. IN ADDITION, THE YIELD FIGURES DO NOT REFLECT THE EFFECT OF ANY CONTINGENT DEFERRED SALES CHARGE ("CDSC") (OF UP TO 7% OF PURCHASE PAYMENTS) THAT MAY BE APPLICABLE ON SURRENDER.

OTHER SUB-ACCOUNT STANDARDIZED YIELD CALCULATIONS

        The Company may from time to time disclose the current annualized yield of one or more of the Sub-Accounts (other than the Money Market Sub-Account) for 30-day periods. The annualized yield of a Sub-Account refers to the income generated by the Sub-Account over a specified 30-day period. Because this yield is annualized, the yield generated by a Sub-Account during the 30-day period is assumed to be generated each 30-day period. The yield is computed by dividing the net investment income per Accumulation Unit earned during the period by the price per unit on the last day of the period, according to the following formula:
           a - b     6
YIELD=   2[----- + 1)  -1]
             cd
Where:

        a = net investment income earned during the period by the Portfolio attributable to the shares owned by the Sub-Account.

        b = expenses for the Sub-Account accrued for the period (net of reimbursements).

        c = the average daily number of Accumulation Units outstanding during the period.

        d = the maximum offering price per Accumulation Unit on the last day of the period.

        Net investment income will be determined in accordance with rules and regulations established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all Contracts. The yield calculations do not reflect the effect of any CDSC that may be applicable to a particular Contract. CDSCs range from 7% to 0% of the Purchase Payments withdrawn depending on the elapsed time since the receipt of such Purchase Payments.

        Because of the charges and deductions imposed by the Separate Account, the yield for a Sub-Account will be lower than the yield for the corresponding Fund. The yield on amounts held in a Sub-Account normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. The Sub-Account's actual yield will be affected by the types and quality of portfolio securities held by the Fund and its operating expenses.

STANDARDIZED TOTAL RETURN CALCULATION

       The Company may from time to time also disclose average annual total returns for one or more of the Sub-Accounts for various periods of time. Average annual total return quotations are computed by finding the average annual compounded rates of return over one-, five- and ten-year periods that would equal the initial amount invested to the ending redeemable value, according to the following formula:

        n
P(1 + T)  = ERV

Where

        P      =    a hypothetical initial payment of $1,000.

        T      =    average annual total return.

        n      =    number of years.

        ERV    =    "ending  redeemable value" of a hypothetical  $1,000 payment made at the beginning of the one-, five- or ten-year period at the end of the one-, five-, or ten-year period (or fractional portion thereof).

        All recurring fees that are charged to each type of Contract are recognized in the ending redeemable value. The average annual total return calculations will reflect the effect of any CDSCs that may be applicable to a particular period for that type of Contract.

                        STANDARDIZED ANNUAL TOTAL RETURN
                                                   1 Year            1 Year
                                               (to 12/31/96)1/   (to 12/31/96)2/
EQUITY SUB-ACCOUNTS

Janus Aspen Worldwide Growth Portfolio               18.94%          19.32%
Janus Aspen Aggressive Growth Portfolio              -1.88%          -1.57%
Dreyfus Variable Investment Fund - Capital           15.50%          15.87%
Appreciation Portfolio
The Dreyfus Socially Responsible Growth
  Fund, Inc.                                         11.23%          11.59%
Dreyfus Stock Index Fund                             12.52%          12.88%
Merrill Lynch Basic Value Focus Fund                 10.70%          11.05%

BALANCED SUB-ACCOUNTS

Merrill Lynch Global Strategy Focus Portfolio        3.27%            3.60%
Janus Aspen Balanced Portfolio                       6.24%            6.58%

INCOME SUB-ACCOUNTS

Merrill Lynch High Current Income Portfolio          1.40%            1.72%
Janus Aspen Short-Term Bond Portfolio               -5.81%           -5.50%


1/    Standard Contract;  annual mortality and expense risk charge of 1.25% of daily net asset value.

2/    Enhanced Contract;  annual mortality and expense risk charge of 0.95% of daily net asset value.



HYPOTHETICAL PERFORMANCE DATA

       The Company may also disclose "hypothetical" performance data for a Sub-Account, for periods BEFORE the Sub-Account commenced operations. Such performance information for the Sub-Account will be calculated based on the performance of the corresponding Fund and the assumption that the Sub-Account was in existence for the same periods as those indicated for the Fund, with the level of Contract charges currently in effect. The Fund used for these calculations will be the actual Fund in which the Sub-Account invests.

        This type of hypothetical performance data may be disclosed on both an average annual total return and a cumulative total return basis. Moreover, it may be disclosed assuming that the Contract is not surrendered (i.e., with no deduction for a CDSC) or assuming that the Contract is surrendered at the end of the applicable period (i.e., reflecting a deduction for any applicable CDSC).

OTHER PERFORMANCE DATA

       The Company also may from time to time refer in advertisements to total return performance data that are not calculated according to the formula set forth above ("non-standardized return"). Non-standardized return may, for example, reflect no CDSC and no Contract Maintenance Fee and may present performance data for a period of time other than that required by the standardized format. The Company may from time to time also disclose cumulative total return calculated using the following formula assuming that the CDSC percentage is 0%:


CTR = (ERV/P) - 1





Where:

        CTR  =    the  cumulative  total  return  net of  Sub-Account  recurring charges, other than the Contract Maintenance Fee, for the period.


        ERV  =    ending  redeemable  value of a hypothetical  $1,000 payment at the beginning of the one-, five- or ten-year period at the end of the one, five or ten-year period (or fractional portion thereof).

        P    =    a hypothetical initial payment of $1,000.

All non-standardized performance data will be advertised only if the requisite standardized performance data is also disclosed.

        The Contracts may be compared in advertising materials to Certificates of Deposit ("CDs") or other investments issued by banks or other depository institutions. Variable annuities differ from bank investments in several respects. For example, variable annuities may offer higher potential returns than CDs. However, unless you have elected to invest in only the Fixed Account Options, the Company does not guarantee your return. Also, none of your investments under a Contract, whether allocated to the Fixed Account or a Sub-Account, are FDIC-insured.

        Advertising materials for the Contracts may, from time to time, address retirement needs and investing for retirement, the usefulness of a tax-qualified retirement plan, saving for college, or other investment goals. Advertising materials for the Contracts may discuss, generally, the advantages of investing in a variable annuity and the Contract's particular features and their desirability and may compare Contract features with those of other variable annuities and investment products of other issuers. Advertising materials may also include a discussion of the balancing of risk and return in connection with the selection of investment options under the Contracts and investment alternatives generally, as well as a discussion of the risks and attributes associated with the investment options under the Contracts. A description of the tax advantages associated with the Contracts, including the effects of tax-deferral under a variable annuity or retirement plan generally, may be included as well. Advertising materials for the Contracts may quote or reprint financial or business publications and periodicals, including model portfolios or allocations, as they relate to current economic and political conditions, management and composition of the underlying Funds, investment philosophy, investment techniques, the desirability of owning a Contract and other products and services offered by the Company or AAG Securities, Inc. ("AAG Securities").

        The Company or AAG Securities may provide information designed to help individuals understand their investment goals and explore various financial strategies. Such information may include: information about current economic, market and political conditions; materials that describe general principles of investing, such as asset allocation, diversification, risk tolerance and goal setting; questionnaires designed to help create a personal financial profile; worksheets used to project savings needs based on assumed rates of inflation and hypothetical rates of return; and alternative investment strategies and plans.

        Ibbotson Associates of Chicago, Illinois ("Ibbotson") provides historical returns of the capital markets in the United States, including common stocks, small capitalization stocks, long-term corporate bonds, intermediate-term government bonds, long-term government bonds, Treasury bills, the U.S. rate of inflation (based on the Consumer Price Index), and combinations of various capital markets. The performance of these capital markets is based on the returns of different indices.

        Advertising materials for the Contracts may use the performance of these capital markets in order to demonstrate general risk-versus-reward investment scenarios. Performance comparisons may also include the value of a hypothetical investment in any of these capital markets. The risk associated with the security types in any capital market may or may not correspond directly to those of the Sub-Accounts and the Funds. Advertising materials may also compare performance to that of other compilations or indices that may be developed and made available in the future.

        In addition, advertising materials may quote various measures of volatility and benchmark correlations for the Sub-Accounts and the respective Funds and compare these volatility measures and correlations with those of other separate accounts and their underlying funds. Measures of volatility seek to compare a sub-account's, or its underlying fund's, historical share price fluctuations or total returns to those of a benchmark. Measures of benchmark correlation indicate how valid a comparative benchmark may be. All measures of volatility and correlation are calculated using averages of historical data.

                            FEDERAL TAX MATTERS

       The Contracts and any Certificates thereunder are designed for use by individuals as a non-tax-qualified annuity (including Contracts purchased by an employer in connection with a Code Section 457 or non-qualified deferred compensation plan), and with arrangements which qualify for special tax treatment under Sections 401, 403, 408 of the Code. The ultimate effect of federal taxes on the Account Value, on Annuity Benefits, and on the economic benefit to the Owner, the Beneficiary and/or Participant may depend on the type of retirement plan for which the Contract is purchased, on the tax and employment status of the individual concerned and on the Company's tax status. THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. Any person concerned about tax implications should consult a competent tax adviser. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of present federal income tax laws or of the current interpretations by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.

TAXATION OF THE COMPANY

       The Company is taxed as a life insurance company under Part I of Subchapter L of the Code. Since the Separate Account is not an entity separate from the Company, and its operations form a part of the Company, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains are automatically applied to increase reserves under the Contracts. Under existing federal income tax law, the Company believes that the Separate Account investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contracts.

        Accordingly, the Company does not anticipate that it will incur any federal income tax liability attributable to the Separate Account and, therefore, the Company does not intend to make provisions for any such taxes. However, if changes in the federal tax laws or interpretations thereof result in the Company being taxed on income or gains attributable to the Separate Account, then the Company may impose a charge against the Separate Account (with respect to some or all Contracts) in order to set aside provisions to pay such taxes.

TAX STATUS OF THE CONTRACT

       Section 817(h) of the Code requires that with respect to Non-Qualified Contracts, the investments of the Funds be "adequately diversified" in accordance with Treasury regulations in order for the Contracts to qualify as annuity contracts under federal tax law. The Separate Account, through the Funds, intends to comply with the diversification requirements prescribed by the Treasury in Reg. Sec. 1.817-5, which affect how the Funds' assets may be invested.


        In certain circumstances, Owners of individual variable annuity contracts and participants under group variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The Internal Revenue Service has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Owner or Participant), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets." As of the date of this Statement of Additional Information, no guidance has been issued.


        The ownership rights under the Contracts are similar to, but different in certain respects from, those described by the Internal Revenue Service in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the Owner or Participant has additional flexibility in allocating Purchase Payments and Account Value. These differences could result in an Owner's or Participant's being treated as the owner of a pro-rata portion of the assets of the Separate Account and/or Fixed Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Contracts as necessary to attempt to prevent an Owner or Participant from being considered the owner of a pro-rata share of the assets of the Separate Account.

                              FINANCIAL STATEMENTS

       The audited financial statements of the Separate Account for the year ended December 31, 1996 and the Company's audited statutory-basis financial statements for the years ended December 31, 1996 and 1995 are included herein.

The financial statements of the Company included in this Statement of Additional Information should be considered only as bearing on the ability of the Company to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                      ANNUITY INVESTORS VARIABLE ACCOUNT A

                              FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1996




                                    CONTENTS

                         Report of Independent Auditors

                          Audited Financial Statements

                       Statement of Assets and Liabilities
                             Statement of Operations
                       Statement of Changes in Net Assets
                          Notes to Financial Statements

ERNST & YOUNG LLP         1300 Chiquita Center              Phone: 513 621 6454


                              250 East Fifth Street
                             Cincinnati, Ohio 45202


                         Report of Independent Auditors

Contractholders of Annuity Investors Variable Account A and
Board of Directors of Annuity Investors Life Insurance Company

We have audited the accompanying statement of assets and liabilities of the Annuity Investors Variable Account A (comprised of the Dreyfus Variable Investment Fund Capital Appreciation Portfolio, Dreyfus Socially Responsible Growth Fund, Inc., Dreyfus Stock Index Fund, Janus Aspen Series Aggressive Growth Portfolio, Janus Aspen Series Worldwide Growth Portfolio, Janus Aspen Series Balanced Portfolio, Janus Aspen Series Short-Term Bond Portfolio, Merrill Lynch Variable Series Funds, Inc. Basic Value Focus Fund, Merrill Lynch Variable Series Funds, Inc. Global Strategy Focus Fund, Merrill Lynch Variable Series Funds, Inc. High Current Income Fund, and Merrill Lynch Variable Series Funds, Inc. Domestic Money Market Fund Sub-Accounts) as of December 31, 1996, and the related statements of operations and changes in net assets for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1996, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective sub-accounts constituting the Annuity Investors Variable Account A as of December 31, 1996, and the results of their operations and changes in their net assets for the year then ended in conformity with generally accepted accounting principles.


                                   ERNST & YOUNG LLP

Cincinnati, Ohio
February 28, 1997


                               ANNUITY INVESTORS VARIABLE ACCOUNT A
                               STATEMENT OF ASSETS AND LIABILITIES
                                   YEAR ENDED DECEMBER 31, 1996
===================================================================================================================
Assets:
     Investments in portfolio shares, at net asset value (Note 2)
          Dreyfus Variable Investment Funds:
               Capital Appreciation Portfolio, 18,967.336 shares (cost $406,745)...........            $  416,902
               Socially Responsible Growth Fund, Inc., 9,116.438 shares (cost-$183,359)....               183,149

               Stock Index Fund, 17,818.125 shares (cost-$353,102) ........................               361,352
          Janus Aspen Series:
               Aggressive Growth Portfolio, 32,665.778 shares (cost- $599,092) ............               595,824
               Worldwide Growth Portfolio, 34,327.515 shares (cost- $643,967) .............               667,326
               Balanced Portfolio, 40,102.354 shares (cost -$583,384) .....................               592,312
               Short-Term Bond Portfolio, 4,399.742 shares (cost-$44,349) .................                43,865
          Merrill Lynch Variable Series Funds, Inc.:
               Basic Value Focus Fund, 5,695.788 shares (cost-$79,600) ....................                83,956
               Global Strategy Focus Fund, 1,754.771 shares (cost-$22,862) ................                24,339
               High Current Income Fund, 6,938.501 shares (cost-$78,251) ..................                79,030
               Domestic Money Market Fund, 340,994.99 shares (cost-$341,054) ..............               341,054


                     Total assets..........................................................             3,389,109

Liabilities:
     Amount due to Annuity Investors Life Insurance Company (Note 4) ......................                 8,687

                     Net assets............................................................            $3,380,422
=================================================================================================================

  Net assets  attributable to variable annuity contract holders (Note 2):   Units       Unit Value
                                                                        ----------------------------
            Dreyfus Variable Investment Funds:
            Capital Appreciation Portfolio - Basic contract......        33,424.286      $12.330543    $  412,140
            Capital Appreciation Portfolio- Enhanced contract....           313.603       12.369954         3,879
            Socially Responsible Growth Fund, Inc. -Basic                15,316.028       11.924561       182,637
  contract
            Socially Responsible Growth Fund, Inc.-Enhanced                   0.000       11.962818             0
  contract
            Stock Index Fund-Basic contract......................        29,203.177       12.092195       353,131
            Stock Index Fund-Enhanced contract...................           600.306       12.130821         7,282
       Janus Aspen Series:
            Aggressive Growth Portfolio-Basic contract...........        52,219.342       10.979832       573,359
            Aggressive Growth Portfolio-Enhanced contract........         1,910.271       11.015008        21,042
            Worldwide Growth Portfolio-Basic contract............        50,730.352       13.048360       661,947
            Worldwide Growth Portfolio-Enhanced contract.........           272.267       13.090061         3,564
            Balanced Portfolio-Basic contract....................        49,603.384       11.670308       578,886
            Balanced Portfolio-Enhanced contract.................         1,024.467       11.707739        11,994
            Short-term Bond Portfolio-Basic contract.............         4,216.270       10.332080        43,563
            Short-term Bond Portfolio-Enhanced contract..........            17.440       10.365199           181
       Merrill Lynch Variable Series Funds, Inc.:
            Basic Value Focus Fund-Basic contract................         6,820.503       12.094664        82,492
            Basic Value Focus Fund-Enhanced contract.............            96.296       12.133199         1,168
            Global Strategy Focus Fund-Basic contract............         2,114.707       11.294096        23,884
            Global Strategy Focus Fund-Enhanced contract.........            30.061       11.330202           341
            High Current Income Fund-Basic contract..............         6,837.357       11.119068        76,025
            High Current Income Fund-Enhanced contract...........           255.389       11.148637         2,847
            Domestic Money Market-Fund Basic contract............       325,331.820        1.041216       338,741
            Domestic Money Market Fund-Enhanced contract.........         1,260.991        1.045819         1,319
   --------------------------------------------------------------------------------------------------------------

                 Net Assets attributable to variable annuity contract holders......................     3,380,422
   ==============================================================================================================

                 Net Assets........................................................................     3,380,422
   ==============================================================================================================

                  The accompanying notes are an integral part of these financial statements.




                                                             ANNUITY INVESTORS VARIABLE ACCOUNT A


                                                                    STATEMENT OF OPERATIONS
                                                                 YEAR ENDED DECEMBER 31, 1996


                                               Dreyfus Variable Investment Funds                 Janus Aspen Series
                                           -------------------------------------   ---------------------------------------------
                                               Variable       Socially                                                  Short-
                                               Capital      Responsible   Stock    Aggressive  Worldwide                Term
                                            Appreciation      Growth      Index      Growth     Growth     Balanced     Bond
                                              Portfolio      Fund, Inc.   Fund     Portfolio   Portfolio   Portfolio  Portfolio
-------------------------------------------------------------------------------------------------------------------------------
Investment income:
    Dividends from investments in
      portfolio shares                            3,207        6,574       5,938        638       4,200       6,684     980

Expenses:
    Mortality and expense risk
    fees (Note 4)                                   883          512         939      1,423       1,815       1,431     122
--------------------------------------------------------------------------------------------------------------------------------

    Net investment income                         2,324        6,062       4,999       (785)      2,385        5,253     858

Net realized gain (loss) and unrealized
appreciation (deprecation) on investments:
    Net realized gain (loss) on sale of
    investments in portfolio shares                  90          289         512        173       2,393         711     (0)
    Net change in unrealized appreciation
    (depreciation) of investments in
    portfolio shares                             10,517         (209)      8,250     (3,268)     23,360       8,927   (484)
-----------------------------------------------------------------------------------------------------------
   Net gain (loss) on investments
   in portfolio shares                           10,247           80       8,762     (3,095)     25,753       9,638   (484)
--------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
from operations                                  12,571        6,142      13,761     (3,880)     28,138      14,891    374
--------------------------------------------------------------------------------------------------------------------------


                                                           Merril Lynch Variable Series Fund, Inc.
                                                  -------------------------------------------------------
                                                   Basic     Global        High        Domestic
                                                   Value    Strategy      Current        Money
                                                   Focus      Focus       Income        Market
                                                   Fund       Fund         Fund          Fund      Total
----------------------------------------------------------------------------------------------------------

Investment income:
    Dividends from investments in
      portfolio shares                                93          0          862        4,007       33,183

Expenses:
    Mortality and expense risk
    fees (Note 4)                                    296        114          157          995        8,687
----------------------------------------------------------------------------------------------------------

    Net investment income                           (203)      (114)         705        3,012       24,496

Net realized gain (loss) and unrealized
appreciation (deprecation) on investments:
    Net realized gain (loss) on sale of
    investments in portfolio shares                  496          0          (10)           0        4,654
    Net change in unrealized appreciation
    (depreciation) of investments in
    portfolio shares                               4,356      1,476          778            0       53,343
----------------------------------------------------------------------------------------------------------
   Net gain (loss) on investments
   in portfolio shares                             4,852      1,476          768            0       57,997
----------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
from operations                                    4,649      1,362        1,473        3,012       82,493
----------------------------------------------------------------------------------------------------------


                                                              STATEMENT OF CHANGES IN NET ASSETS
                                                                 YEAR ENDED DECEMBER 31, 1996

                                               Dreyfus Variable Investment Funds                 Janus Aspen Series
                                           -------------------------------------   ---------------------------------------------
                                               Variable       Socially                                                  Short-
                                               Capital      Responsible   Stock    Aggressive  Worldwide                Term
                                            Appreciation      Growth      Index      Growth     Growth     Balanced     Bond
                                              Portfolio      Fund, Inc.   Fund     Portfolio   Portfolio   Portfolio  Portfolio
-------------------------------------------------------------------------------------------------------------------------------
Changes from operations:
    Net investment income                  $    2,324       $  6,062      4,999       (785)      2,385       $5,253       858
    Net realized gain (loss) on sale
    of investments in portfolio shares             90            289        512        173       2,393          711        (0)
    Net change in unrealized appreciation
    (depreciation) of investments
    in portfolio shares                        10,157           (209)     8,250     (3,268)     23,360        8,927      (484)
-------------------------------------------------------------------------------------------------------------------------------

    Net increase (decrease) in net
    assets from operations                     12,571          6,142      3,761     (3,880)     28,138       14,891       374


Changes from principal transactions:
    Contract purchase payments                412,062        171,247    339,471    586,354     631,446      571,341    43,280
    Contract redemptions                         (457)        (1,164)    (1,044)    (2,136)     (1,623)        (476)        0
    Net transfers (to) from fixed account      (8,157)         6,412      8,225     14,063       7,550        5,124        90

-------------------------------------------------------------------------------------------------------------------------------

    Net increase in net assets from
    principal transactions                    403,448        176,495    346,652    598,281     637,373      575,989    43,370
-------------------------------------------------------------------------------------------------------------------------------
    Net increase in net assets                416,019        182,637    360,413    594,401     665,511      590,880    43,744
Net assets, beginning of period                     0              0          0          0           0            0         0
-------------------------------------------------------------------------------------------------------------------------------
Net assets, end of period                     416,019        182,637    360,413    594,401     665,511      590,880    43,744
-------------------------------------------------------------------------------------------------------------------------------


                                                      Merril Lynch Variable Series Fund, Inc.
                                             ----------------------------------------------------------
                                              Basic     Global        High        Domestic
                                              Value    Strategy      Current        Money
                                              Focus      Focus       Income        Market
                                              Fund       Fund         Fund          Fund         Total
-------------------------------------------------------------------------------------------------------
Changes from operations:
    Net investment income                      (203)     (114)        705           3,012        24,496
    Net realized gain (loss) on sale
    of investments in portfolio shares          496         0         (10)              0         4,654
    Net change in unrealized appreciation
    (depreciation) of investments
    in portfolio shares                       4,356     1,476         778               0        53,343
-------------------------------------------------------------------------------------------------------

    Net increase (decrease) in net
    assets from operations                    4,649     1,362       1,473           3,012        82,493

Changes from principal transactions:
    Contract purchase payments                80,350    22,977     76,120          403,339    3,337,987
    Contract redemptions                        (166)      (52)      (252)               0       (7,370)
    Net transfers (to) from fixed account     (1,173)      (62)     1,531          (66,291)     (32,688)
-------------------------------------------------------------------------------------------------------

    Net increase in net assets from
    principal transactions                    79,011    22,863     77,399          337,048    3,297,929
-------------------------------------------------------------------------------------------------------
    Net increase in net assets                83,660    24,225     78,872          340,060    3,380,422
Net assets, beginning of period                    0         0          0                0            0
-------------------------------------------------------------------------------------------------------
Net assets, end of period                   $ 83,660  $ 24,225   $ 78,872        $ 340,060   $  380,422
-------------------------------------------------------------------------------------------------------


                                                ANNUITY INVESTORS VARIABLE ACCOUNT A
                                           STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
                                                    Year Ended December 31, 1996



                                                           Basic Contracts

-------------------------------------------------------------------------------------------------------------------
                            Dreyfus Variable investment Funds                Janus Aspen Series
                         ------------------------------------       -----------------------------------------------
                            Variable   Socially
                            Capital    Responsible     Stock        Aggressive   Worldwide                  Short-
                         Appreciation    Growth        Index          Growth      Growth     Balanced       Term
                           Portfolio   Fund, Inc.      Fund          Portfolio   Portfolio   Portfolio      Bond
-------------------------------------------------------------------------------------------------------------------

Units outstanding,            0.000        0.000         0.000           0.000        0.000       0.000       0.000
December 31, 1995

Units purchased          34,422.778   15,640.606    29,479.189      52,474.764   51,619.416  50,768.075   4,216.270

Units redeemed             (998.492)    (324.578)     (276.012)       (255.422)    (889.064) (1,164.691)      0.000

Units outstanding
December 31, 1996        33,424.286   15,316.028    29,203.177      52,219.342   50,730.352  49,603.384   4,216.270

-------------------------------------------------------------------------------------------------------------------


                                 Basic Contracts

--------------------------------------------------------------------------------
                        Merrill Lynch Variable Series Funds, Inc.
                        -----------------------------------------------------
                         Basic       Global         High         Domestic
                         Value      Strategy      Current         Money
                         Focus        Focus        Income         Market
                         Fund         Fund          Fund           Fund
--------------------------------------------------------------------------------

Units outstanding,         0.000        0.000         0.000            0.000
December 31, 1995

Units purchased        6,930.204    2,124.185     6,860.213      391,560.413

Units redeemed          (109.701)      (9.478)      (22.856)     (66,228.583)

Units outstanding
December 31, 1996      6,820.503    2,114.707     6,837.357      325,331.820

--------------------------------------------------------------------------------




                                                         Enhanced Contracts
----------------------------------------------------------------------------------------------------------------------
                            Dreyfus Variable investment Funds                     Janus Aspen Series
                         ------------------------------------       -------------------------------------------------
                            Variable   Socially
                            Capital    Responsible     Stock        Aggressive   Worldwide                    Short-
                         Appreciation    Growth        Index          Growth      Growth     Balanced         Term
                           Portfolio   Fund, Inc.      Fund          Portfolio   Portfolio   Portfolio        Bond
----------------------------------------------------------------------------------------------------------------------
Units outstanding,            0.000      0.000         0.000            0.000      0.000        0.000         0.000
December 31, 1995

Units purchased             313,603      0.000       600.306        1,910.271    272.267    1,024.467        17.440

Units redeemed                0.000      0.000         0.000            0.000      0.000        0.000         0.000

Units outstanding
December 31, 1996           313.603      0.000       600.306        1,910.271    272.267    1,024.467        17.440

----------------------------------------------------------------------------------------------------------------------


                               Enhanced Contracts
--------------------------------------------------------------------------------
                              Merrill Lynch Variable Series Funds, Inc.
                      -----------------------------------------------------
                        Basic         Global         High         Domestic
                         Value        Strategy      Current         Money
                         Focus         Focus        Income         Market
                         Fund          Fund          Fund           Fund
--------------------------------------------------------------------------------
Units outstanding,      0.000         0.000         0.000            0.000
December 31, 1995

Units purchased        96.296        30.061       255.389        1,260.991

Units redeemed          0.000         0.000         0.000            0.000

Units outstanding
December 31, 1996      96.296        30.061       255.389        1,260.991

--------------------------------------------------------------------------------


                  The accompanying notes are an integral part of these financial statements.


                      ANNUITY INVESTORS VARIABLE ACCOUNT A
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1996


(1)     GENERAL

        Annuity Investors Variable Account A (the "Account") is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The Account was established on May 26, 1995 and commenced operations on December 7, 1995 as a segregated investment account for individual and group variable annuity contracts which are registered under the Securities Act of 1933. The operations of the Account are included in the operations of Annuity Investors Life Insurance Company (the "Company") pursuant to the provisions of the Ohio Insurance Code. The Company is an indirect wholly-owned subsidiary of American Annuity Group, Inc., ("AAG"), a publicly traded insurance holding company listed on the New York Stock Exchange. The Company is licensed in 44 states with the majority of the production in the Midwest.


        Comparative financial statements are not presented as the Account did not have any financial activity in 1995.


        At December 31, 1996, the following investment options were available:

                THE DREYFUS VARIABLE INVESTMENT FUNDS:
                                Capital Appreciation Portfolio
                                Socially Responsible Growth Fund, Inc.
                                Stock Index Fund

                JANUS ASPEN SERIES:
                                Aggressive Growth Portfolio
                                Worldwide Growth Portfolio
                                Balanced Portfolio
                                Short-Term Bond Portfolio

                MERRILL LYNCH VARIABLE SERIES FUNDS, INC. :
                                Domestic Money Market Fund
                                Basic Value Focus Fund
                                Global Strategy Focus Fund
                                High Current Income Fund


(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF PRESENTATION

        The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

                      ANNUITY INVESTORS VARIABLE ACCOUNT A
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED
                                DECEMBER 31, 1996


        INVESTMENTS
        -----------

        Investments are valued using the net asset value of the respective portfolios at the end of each business day of the New York Stock Exchange, with the exception of business holidays. Investment transactions are accounted for on the trade date (the date the order to buy or sell is executed). The cost of investments sold is determined on a specific identification basis. The Account does not hold any investments which are restricted as to resale.


        Net investment income, net realized gain (loss) and unrealized appreciation (depreciation) on investments are allocated to the contracts on each valuation date based on each contract's pro rata share of the assets of the Account as of the beginning of the valuation date.


        FEDERAL INCOME TAXES
        --------------------

        No provision for federal income taxes has been made in the accompanying financial statements because the operations of the Account are included in the total operations of the Company, which is treated as a life insurance company for federal income tax purposes under Subchapter L of the Internal Revenue Code. Net investment income and realized gains (losses) will be retained in the Account and will not be taxable until received by the contract owner or beneficiary in the form of annuity payments or other distributions.


        NET ASSETS ATTRIBUTABLE TO VARIABLE ANNUITY CONTRACT HOLDERS
        ------------------------------------------------------------

        The variable annuity contract reserves are comprised of net contract purchase payments less redemptions and benefits. These reserves are adjusted daily for the net investment income and net realized gain
        (loss) and unrealized appreciation (depreciation) on investments.

                      ANNUITY INVESTORS VARIABLE ACCOUNT A
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED
                                DECEMBER 31, 1996


(3)     PURCHASES AND SALES OF INVESTMENTS IN PORTFOLIO SHARES

        The aggregate cost of purchases and proceeds from sales of investments in all portfolio shares for the twelve months ended December 31, 1996 are as follows:

                                                                        Proceeds
                                                           Cost of        from
                                                          Purchases       Sales
                                                        -------------  ---------

           Dreyfus Variable Investment Funds:
              Variable Capital Appreciation Portfolio   $   416,285       9,630
               Socially Responsible Growth Fund, Inc.       187,037       3,968
               Stock Index Fund                             359,968       7,377
           Janus Aspen Series:
              Aggressive Growth Portfolio                   600,450       1,531
              Worldwide Growth Portfolio                    658,159      16,587
              Balanced Portfolio                            600,469      17,796
              Short-Term Bond Portfolio                      44,403          53
           Merrill Lynch Variable Series Funds, Inc.:
              Basic Value Focus Fund                         86,446       7,342
              Global Strategy Focus Fund                     22,875          13
              High Current Income Fund                       79,869       1,608
              Domestic Money Market Fund                    420,222      79,168
                                                         ----------    --------

              Total                                      $3,476,183    $145,073
                                                         ==========    ========


 (4)    DEDUCTIONS AND EXPENSES

        Although periodic annuitization payments to contract owners vary according to the investment performance of the sub-accounts, such payments are not affected by mortality or expense experience because the Company assumes the mortality risk and expense risk under the contracts.


        The mortality risk assumed by the Company results from the life annuity payment option in the contracts, in which the Company agrees to make annuity payments regardless of how long a particular annuitant or other payee lives. The annuity payments are determined in accordance with annuity purchase rate provisions established at the time the contracts are issued. Based on the actuarial determination of expected mortality, the Company is required to fund any deficiency in the annuity payment reserves from its general account assets.


        The expense risk assumed by the Company is the risk that the deductions for sales and administrative expenses may prove insufficient to cover the actual sales and administrative expenses. Under the Basic Contract, the Company deducts a fee from the Account each day for assuming the mortality and expense risks. This fee is equal on an annual basis to
        1.25 percent of the daily value of the total investments of the Account. These fees aggregated $8,622 for the twelve months ended December 31, 1996 and are included in the amounts due to the Company.

                      ANNUITY INVESTORS VARIABLE ACCOUNT A
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED
                                DECEMBER 31, 1996


        In connection with certain contracts in which the Company incurs reduced sales and servicing expenses, such as contracts offered to active employees of the Company or any of its subsidiaries and/or affiliates, the Company may offer an Enhanced Contract. Under the Enhanced Contract, the Company deducts a fee from the Account each day for assuming the mortality and expense risks. This fee is equal on an annual basis to
        0.95 percent of the daily value of the total investments of the Account. These fees aggregated $65 for the twelve months ended December 31, 1996 and are included in the amounts due to the Company.


        Pursuant to an administrative agreement between AAG and the Company, AAG subsidiaries provide sales and administrative services to the Company and the Account. The Company may deduct a percentage of purchase payments surrendered to cover sales expenses. The percentage decreases to 0 percent from a maximum of 7.0 percent based upon the number of years the purchase payment has been held.


        In addition, the Company may deduct units from contracts annually and upon full surrender to cover an administrative fee of $25. These expenses totaled $175 for the twelve months ended December 31, 1996.


(5)     OTHER TRANSACTIONS WITH AFFILIATES

        AAG Securities, Inc., an affiliate of the Company, is the principal underwriter and performs all variable annuity sales functions on behalf of the Company.


(6)     NET ASSETS

        Net assets consisted of the following at December 31, 1996:

            Proceeds from the sales of units since
               organization, less cost of units redeemed           $3,297,929
            Undistributed net investment income                        24,496
            Undistributed net realized gains on
               sale of investments                                      4,654
            Net unrealized appreciation of investments                 53,343
                                                                   ----------

                Net assets                                         $3,380,422

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY

                      STATUTORY-BASIS FINANCIAL STATEMENTS
                         AND OTHER FINANCIAL INFORMATION

                     YEARS ENDED DECEMBER 31, 1996 AND 1995








                                    CONTENTS


                         Report of Independent Auditors


                  Audited Statutory-Basis Financial Statements


                        Balance Sheets - Statutory-Basis
                   Statements of Operations - Statutory-Basis
         Statements of Changes in Capital and Surplus - Statutory-Basis
                   Statements of Cash Flows - Statutory-Basis
                  Notes to Statutory-Basis Financial Statements

                           Other Financial Information

        Supplemental Schedule of Selected Statutory-Basis Financial Data Note to Supplemental Schedule of Selected Statutory-Basis Financial Data

ERNST & YOUNG LLP                      1300 Chiquita Center      Phone: 513 621
6454
                              250 East Fifth Street
                             Cincinnati, Ohio 45202



                         REPORT OF INDEPENDENT AUDITORS


Board of Directors
Annuity Investors Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of Annuity Investors Life Insurance Company ("the Company") as of December 31, 1996 and 1995, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


As described in Notes B and J to the financial statements, the Company presents its financial statements in conformity with the accounting practices prescribed or permitted by the Ohio Insurance Department, which practices differ from generally accepted accounting principles. The variances between such practices and generally accepted accounting principles and the effects on the accompanying financial statements are described in Notes B and J.


In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of Annuity Investors Life Insurance Company at December 31, 1996 and 1995, or the results of its operations or its cash flows for the years then ended.


Also, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Annuity Investors Life Insurance Company at December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with accounting practices prescribed or permitted by the Ohio Insurance Department.


Our  audits  were  conducted  for the  purpose  of  forming  an  opinion  on the statutory-basis financial statements taken as a whole. The accompanying supplemental schedule of selected statutory-basis financial data is presented to comply with the National Association of Insurance Commissioners' Annual Statement Instructions and is not a required part of the statutory-basis financial statements. Such information has been subjected to the auditing procedures applied in our audit of the statutory-basis financial statements and, in our opinion, is fairly stated in all material respects in relation to the statutory-basis financial statements taken as a whole.


Cincinnati, Ohio                                          ERNST & YOUNG LLP
February 28, 1997

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
                                 BALANCE SHEETS
                                 STATUTORY-BASIS


                                                               December 31
                                                      --------------------------
                                                          1996           1995
                                                      -----------    -----------
ADMITTED ASSETS
Cash and investments:
    Fixed maturities - at amortized cost
       (market value - $22,445,536 and $8,648,412)    $22,996,685    $ 8,554,641
    Policy loans                                           41,190           --
    Short-term investments                                841,000     15,169,930
    Cash                                                  475,770         93,584
    Other invested assets                                  75,000           --
                                                      -----------    -----------

    Total cash and investments                         24,429,645     23,818,155

Investment income due and accrued                         437,051        220,028
Federal income tax recoverable                            392,995           --
Separate Account assets                                 3,389,109           --
                                                      -----------    -----------

    TOTAL ADMITTED ASSETS                             $28,648,800    $24,038,183
                                                      ===========    ===========


LIABILITIES, CAPITAL AND SURPLUS
Annuity reserves                                      $ 3,676,377    $ 2,842,013
Commissions due and accrued                                53,746            966
General expenses due and accrued                           26,759          7,000
Transfers to Separate Accounts due
  and accrued (net)                                      (206,980)          --
Taxes, licenses and fees due and accrued                    1,900          3,000
Federal income tax payable                                   --            8,952
Asset valuation reserve                                    58,437          2,848
Payable to parent and affiliates                          303,718         58,423
Other liabilities                                           9,402           --
Separate Account liabilities                            3,389,109           --
                                                      -----------    -----------

    TOTAL LIABILITIES                                   7,312,468      2,923,202
                                                      -----------    -----------

Common stock, par value- $125 and $100:
    - 25,000 shares authorized
    - 20,000 shares issued and outstanding              2,500,000      2,000,000
Gross paid-in and contributed surplus                  17,550,000     18,050,000
Unassigned surplus                                      1,286,332      1,064,981
                                                      -----------    -----------

    TOTAL CAPITAL AND SURPLUS                          21,336,332     21,114,981
                                                     ------------   ------------

    TOTAL LIABILITIES, CAPITAL AND SURPLUS           $ 28,648,800   $ 24,038,183
                                                     ============   ============

                   See notes to statutory financial statements

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
                            STATEMENTS OF OPERATIONS
                                 STATUTORY-BASIS



                                                             December 31
                                                   --------------------------
                                                        1996           1995
                                                   -----------    -----------

REVENUES
    Premiums and annuity considerations            $    38,838    $    58,695
    Deposit-type funds                               4,355,900         16,107
    Net investment income                            1,500,424        552,141
    Other income (expense)                                (639)          --
                                                   -----------    -----------

           Total revenue                             5,894,523        626,943

BENEFITS AND EXPENSES
    Increase in aggregate reserves                     834,364        157,637
    Policyholders' benefits                            408,089        109,607
    Commissions on premiums, annuity
       considerations and deposit-type funds           257,666            966
    Commissions and expense allowances on
       reinsurance assumed                              48,353         48,689
    General insurance expenses                       1,138,281         34,588
    Taxes, licenses and fees                           103,174         53,577
    Net transfers to Separate Accounts               3,090,948           --
                                                   -----------    -----------

           Total benefits and expenses               5,880,875        405,064
                                                   -----------    -----------

Gain from operations before federal income taxes        13,648        221,879

Provision for federal income taxes                       2,280         74,941
                                                   -----------    -----------

Gain from operations after federal income
   taxes before net realized capital gains              11,368        146,938

Net realized capital gains (losses)
    Gross realized capital gains (losses)              (26,813)            15
    Capital gains tax expense                             --               (5)
    Interest maintenance reserve transfer
       (net of tax)                                     17,428             (8)
                                                   -----------    -----------

           Net realized capital gains (losses)
           after transfer to IMR                        (9,385)             2
                                                   -----------    -----------

NET INCOME                                         $     1,983    $   146,940
                                                   ===========    ===========


                   See notes to statutory financial statements

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
                  STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS
                                 STATUTORY-BASIS



                                                        YEAR ENDED DECEMBER 31
                                                   -----------------------------
                                                       1996               1995
                                                   ------------   -------------
COMMON STOCK
    Balance at beginning of year                   $  2,000,000    $  2,000,000
    Transfer from gross paid in and
      contributed surplus                               500,000            --
                                                   ------------    ------------

           Balance at end of year                  $  2,500,000    $  2,000,000
                                                   ============    ============

GROSS PAID-IN AND CONTRIBUTED SURPLUS
Balance at beginning of year                       $ 18,050,000    $  3,350,000
Capital contribution                                       --        14,700,000
    Transfer to common stock                           (500,000)           --
                                                   ------------    ------------

           Balance at end of year                  $ 17,550,000    $ 18,050,000
                                                   ============    ============

UNASSIGNED FUNDS
    Balance at beginning of year                   $  1,064,981    $    920,890
    Net income                                            1,983         146,940
    Increase in non-admitted assets                     (85,271)           --
    Increase in asset valuation reserve                 (55,589)           --
    Adjustment for prior year taxes                     360,228          (2,849)
                                                   ------------    ------------

           Balance at end of year                  $  1,286,332    $  1,064,981
                                                   ============    ============

TOTAL CAPITAL AND SURPLUS                          $ 21,336,332    $ 21,114,981
                                                   ============    ============


                   See notes to statutory financial statements

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS
                                 STATUTORY-BASIS


                                                       YEAR ENDED DECEMBER 31

                                                     1996               1995
                                                 -------------     -------------
OPERATIONS:
    Premiums and annuity considerations           $     38,838     $     58,695
    Deposit-type funds                               4,355,900           16,107
    Net investment income                            1,365,858          512,777
    Net increase in policy loans                       (41,190)            --
    Policyholder benefits paid                        (408,089)        (109,607)
    Commissions, expenses and premium and
       other taxes paid                             (1,479,640)        (128,854)
    Net transfers to Separate Accounts              (3,297,928)            --
    Federal income taxes paid                          (44,000)         (42,813)
    Other cash provided                                186,214           47,151
                                                  ------------     ------------

        Net cash provided by operations                675,963          353,456

INVESTING ACTIVITIES:
    Sale, maturity or repayment of bonds             2,383,321        1,167,103
    Purchase of bonds                              (16,931,028)      (1,462,567)
    Other cash applied                                 (75,000)            --
                                                  ------------     ------------

        Net cash used in investment activities     (14,622,707)        (295,464)

FINANCING AND MISCELLANEOUS ACTIVITIES:
    Capital contribution                                   --        14,700,000
                                                   -----------     ------------

        Net cash provided by financing and
         miscellaneous activities                         --        14,700,000
                                                 -------------     -----------

        Net (decrease) increase in cash and
         short-term investments                  $ (13,946,744)    $ 14,757,992
                                                 =============     ============

RECONCILIATION BETWEEN YEARS
    Cash and short-term investments
       at beginning of year                      $  15,263,514     $    505,522
    Net (decrease) increase in cash
      and short-term investments                   (13,946,744)      14,757,992
                                                 -------------     ------------

        Cash and short-term investments
         at end of year                          $   1,316,770     $ 15,263,514
                                                 =============     ============


                   See notes to statutory financial statements

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
                  NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995


A.  GENERAL

Annuity Investors Life Insurance Company ("AILIC"), a life insurance company domiciled in the State of Ohio, is an indirectly owned subsidiary of American Annuity Group, Inc., ("AAG"), a publicly traded financial services holding company of which American Financial Group, Inc. ("AFG") owns 81%. On November 29, 1994, AILIC, formerly Carillon Life Insurance Company, was purchased from Great American Insurance Company, a wholly-owned subsidiary of AFG.


AILIC's primary product is the variable annuity sold to both the individual and group markets. This product is marketed to hospitals, 501(c)(3) organizations, public education institutions and other qualified and non-qualified markets.


B.  ACCOUNTING POLICIES

BASIS OF PRESENTATION The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the National Association of Insurance Commissioners ("NAIC") and the Ohio Insurance
Department, which vary in some respects from generally accepted accounting principles ("GAAP"). The more significant of these differences are as follows:


(a) annuity receipts and deposit-type funds are accounted for as revenues versus liabilities;
(b) an Interest Maintenance Reserve ("IMR") is provided whereby interest related realized gains and losses are deferred and amortized into investment income over the expected remaining life of the security sold;
(c) Asset Valuation Reserves ("AVR") are provided which reclassify a portion of surplus to liabilities;
(d) investments in bonds considered "available for sale" (as defined by GAAP) are generally recorded at amortized cost versus market;
(e) certain general expenses and commissions relating to the acquisition of new business are capitalized to Deferred Acquisition Costs ("DAC") and amortized for GAAP; and
(f) the cost of certain assets designated as "non-admitted assets" (principally advance commissions paid to agents), is charged against surplus.


Preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.


Certain reclassifications have been made to the prior year financial statements to conform to the current year's presentation.


INVESTMENTS Asset values are generally stated as follows: Bonds not backed by other loans, where permitted, at amortized cost using the interest method; loan-backed bonds and structured securities, where permitted, at amortized cost using the interest method; short-term investments at cost; and policy loans at unpaid balances.

Prepayment assumptions for loan-backed bonds and structured securities were obtained from broker dealer survey values or internal estimates. These assumptions are consistent with the current interest rate and economic environment. Significant changes in estimated cash flows from the original purchase assumptions are accounted for on a prospective basis.


                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
                  NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995


As prescribed by the NAIC, the market value for investments in bonds is determined by the values included in the Valuations of Securities manual published by the NAIC's Securities Valuation Office. Those values generally represent quoted market value prices for securities traded in the public marketplace or analytically determined values by the Securities Valuation Office.


Short-term investments having original maturities of three months or less when purchased are considered to be cash equivalents for purposes of the financial statements.


The carrying values of cash and short-term investments approximate their fair values.


Gains or losses on sales of securities are recognized at the time of disposition with the amount of gain or loss determined on the specific identification basis.


The IMR applies to interest-related realized capital gains and losses (net of tax) and is intended to defer realized gains and losses resulting from changes in the general level of interest rates. The IMR is amortized into investment income over the approximate remaining life of the investments sold.


The AVR provides for possible credit-related losses on securities and is calculated according to a specified formula as prescribed by the NAIC for the purpose of stabilizing surplus against fluctuations in the market value of investment securities. Changes in the required reserve balances are made by direct credits or charges to surplus.


PREMIUMS Annuity premiums and deposit-type funds are recognized as revenue when due.


SEPARATE ACCOUNTS Separate account assets and liabilities reported in the accompanying balance sheets represent funds that are separately administered, principally for annuity contracts, and for which the contractholder, rather than AILIC, bears the investment risk. Separate account contractholders have no claim against the assets of the general account of AILIC. Separate account assets are reported at market value. The operations of the separate accounts are not included in the accompanying financial statements. Fees charged on separate account policyholder deposits are included in other income.


ANNUITY RESERVES Annuity reserves are developed by actuarial methods and are determined based on published tables using statutory specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum amounts required by law. The fair market value of the reserves approximates the statement value.


REINSURANCE Reinsurance premiums, benefits and expenses are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
            NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1996 AND 1995


C.  INVESTMENTS

At December 31, 1996, fixed maturity investments in U.S. Government and government agencies and authorities had a carrying value of $9.0 million and a market value of $8.7 million, gross unrealized gains of $42,370 and gross unrealized losses of ($361,158). All other corporate fixed maturity investments at December 31, 1996, had a carrying value of $13.9 million, market value of $13.7 million, gross unrealized gains of $111,747 and gross unrealized losses of ($344,107). At December 31, 1995, fixed maturity investments in U.S. Government and government agencies and authorities had a carrying value and market value of $7.3 million, gross unrealized gains of $74,700 and gross unrealized losses of ($45,100). All other corporate fixed maturity investments at December 31, 1995, had a carrying value of $1.3 million, market value of $1.4 million, gross unrealized gains of $64,700 and gross unrealized losses of ($600).


Proceeds from sales of fixed maturity investments were $2.4 million in 1996 and $1.2 million in 1995. Gross realized gains of $3,525 and $18 and gross realized losses of $30,338 and $3 were realized on those sales during 1996 and 1995, respectively.


U.S. Treasury Notes with a carrying value of $6.1 million at December 31, 1996, were on deposit as required by the insurance departments of various states.


The table below sets forth the scheduled maturities of AILIC's fixed maturity investments as of December 31, 1996:



                                              Carrying                Market
                                                Value                 Value
Bonds by maturity:
  Due within 1 year or less                  $   100,629          $     102,406
  Over 1 year through 5 years                  5,968,341              5,886,647
  Over 5 years through 10 years               12,735,872             12,421,027
  Over 10 years through 20 years               3,655,618              3,500,404
  Over 20 years                                  536,225                535,052
                                             -----------            -----------

       Total bonds by maturity               $22,996,685            $22,445,536
                                             ===========            ===========

Net investment income consisted
 of the following:

                                                 1996                     1995
                                                 ----                     ----

    Bonds                                    $ 1,369,442          $     447,488
    Short-term investments                       159,533                 72,980
    Cash on hand and on deposit                    1,250                 41,582
    Policy loans                                   1,153                      -
    Aggregate write-ins for investment
      income                                          54                      -
                                              ----------          -------------

               Gross investment income         1,531,432                562,050

    Investment expenses                          (31,008)                (9,909)
                                              ----------          -------------

               Net investment income          $1,500,424          $     552,141
                                              ==========          =============

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
            NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1996 AND 1995


D.  FEDERAL INCOME TAXES

AILIC's amount of federal income taxes incurred for recoupement in the event of future losses is approximately $2,000 in 1996.


E.  RELATED PARTY TRANSACTIONS

On December 30, 1993, AILIC entered into a reinsurance agreement with Great American Life Insurance Company ("GALIC"), an affiliated Ohio domiciled insurance company, which became AILIC's immediate parent in 1995. As a result of the transaction, AILIC assumed $2.6 million in deferred annuity reserves and received an equivalent amount of assets. Premiums of $38,838 in 1996 and $58,695 in 1995 consisted of assumed reinsurance from GALIC in accordance with the agreement. The reinsurance agreement will be terminated as of January 1, 1997 and an equal amount of assets and annuity reserves will be transferred to GALIC.


AILIC has an agreement with American Money Management, Inc. (an affiliate), subject to the direction of the Finance Committee of AILIC, whereby American Money Management, Inc., provides investment management services. In 1996 and 1995, AILIC paid $15,095 and $11,666, respectively, in management fees.


AILIC has an agreement with AAG Securities, Inc., a wholly-owned subsidiary of AAG, whereby AAG Securities is the principal underwriter and distributor of AILIC's variable contracts. AILIC pays AAG Securities for acting as underwriter under a distribution agreement. In 1996 and 1995, AILIC paid $257,666 and $966, respectively, in commissions.


Certain administrative, management, accounting, data processing, underwriting, claim, collection and investment services are provided under agreements between AILIC and affiliates at charges not unfavorable to AILIC or insurance affiliates. In 1996 and 1995, AILIC paid $277,505 and $0, respectively, in fees to affiliates.


F.  DIVIDEND RESTRICTIONS

The amount of dividends which can be paid by AILIC without prior approval of regulatory authorities is subject to restrictions relating to capital and surplus and net income. AILIC may pay approximately $1.3 million in dividends in 1997 based on capital and surplus, without prior approval.


G.  ANNUITY RESERVES, EXCLUDING SEPARATE ACCOUNTS

At December 31, 1996, $2.7 million or 72.2% of AILIC's annuity reserves, excluding Separate Accounts, were subject to discretionary withdrawal without adjustment, and $1.0 million or 27.8% were subject to discretionary withdrawal at book value less surrender charges of 5% or more. As of 1995, there were no purchase payments allocated or investments held in the Separate Account.

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
            NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1996 AND 1995



H.  SEPARATE ACCOUNT

The Company writes individual and group non-guaranteed variable annuities. In 1996, the General Account had net transfers to the Separate Account of $3,090,948, consisting of transfers to the Separate Account of $3,337,987 and transfers from the Separate Account of $247,039, including contingent deferred sales charges of $198,353. In 1995, there were no transfers to or from the Separate Account.


All Separate Account reserves are non-guaranteed and subject to discretionary withdrawal at market value. In 1995, there were no reserves in the Separate Account. In 1996, funds in the Separate Account had a total market value of $3,389,109 and amortized cost of $3,335,765, resulting in net unrealized gains of $53,344, consisting of gross unrealized gains of $57,307 and gross unrealized losses of ($3,963).


I.  OTHER ITEMS

The increase in the number of insurance companies that are under regulatory supervision has resulted, and is expected to continue to result, in increased assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated insurance companies. Those mandatory assessments may be partially recovered through deduction in future premium taxes in certain states. GALIC is responsible for payment of all assessments relating to premiums earned in accordance with the reinsurance agreement discussed in Note E.


The Company increased the par value on the authorized shares of common stock from $100 a share to $125 a share during 1996. This resulted in a reclassification between gross paid in and contributed surplus and common stock.


J.  VARIANCES FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the National Association of Insurance Commissioners ("NAIC") and the Ohio Insurance Department, which vary in some respects from generally accepted accounting principles ("GAAP"). The following table summarizes the differences between net income and surplus as determined in accordance with statutory accounting practices and GAAP for the years ended December 31, 1996 and 1995:



                                                              NET INCOME                 CAPITAL AND SURPLUS
                                                      ----------------------------    ---------------------------
                                                             1996          1995            1996          1995
                                                      -------------   ------------    -------------  ------------

As reported on a statutory basis                     $      1,983    $    146,940    $ 21,336,332    $ 21,114,981
    Commissions capitalized to DAC                        257,666             954         257,666             954
    General expenses capitalized to DAC                   569,139            --           569,139            --
    Taxes, licenses and fees capitalized to DAC            51,587            --            51,587            --
    Amortization of DAC                                   (51,969)           --           (51,969)           --
    Capital gains transferred to IMR, net of tax          (17,428)              8         (17,428)              8
    Amortization of IMR, net of tax                           814            --               814            --
    Contingent deferred sales charge                     (262,297)           --          (262,297)           --
    Federal income taxes                                 (190,841)         (3,051)       (190,841)         (3,051)
    Unrealized gain (loss) adjustment                        --              --          (352,697)         38,109
    AVR adjustment                                           --              --            55,589           2,848
    Non-admitted assets adjustment                           --              --            85,271            --
    Prior year tax adjustment                                --              --          (360,228)           --
    Prior year stat to GAAP cumulative adjustments           --              --            38,868            --
                                                                     ------------    ------------    ------------

        Total GAAP adjustments                            356,671          (2,089)       (176,526)         38,868
                                                     ------------    ------------    ------------    ------------

GAAP basis                                           $    358,654    $    144,851    $ 21,159,806    $ 21,153,849
                                                     ============    ============    ============    ============

                           OTHER FINANCIAL INFORMATION

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
        SUPPLEMENTAL SCHEDULE OF SELECTED STATUTORY-BASIS FINANCIAL DATA
                                DECEMBER 31, 1996


Investment income earned:
    Bonds                                                         $  1,369,442
    Short-term investments                                             159,533
    Cash on hand and on deposit                                          1,250
    Policy loans                                                         1,153
    Aggregate write-ins for investment income                               54
                                                                  ------------

               Gross investment income                            $  1,531,432
                                                                  ============

Bonds and short-term investments by class (statement value):
    Class      "1"                                                 $19,566,716
    Class      "2"                                                   2,334,053
    Class      "3"                                                   1,126,918
    Class      "4"                                                     809,998
                                                                  ------------

               Total bonds and short-term investments by class    $ 23,837,685
                                                                  ============

Bonds traded:
    Publicly                                                      $ 22,665,384
    Privately                                                          331,301

               Total bonds traded                                 $ 22,996,685
                                                                  ============
Short-term investments (book value)                               $    841,000
                                                                  ============

Cash on deposit                                                   $    475,770
                                                                  ============

Group annuities not fully paid--account balance                   $  3,676,377
                                                                  ============

Bonds and short-term investments by maturity (statement value):
    Due within 1 year or less                                     $    941,629
    Over 1 year through 5 years                                      5,968,341
    Over 5 years through 10 years                                   12,735,872
    Over 10 years through 20 years                                   3,655,618
    Over 20 years                                                      536,225
                                                                  ------------

               Total by maturity                                  $ 23,837,685
                                                                  ============



NOTE--BASIS OF PRESENTATION
The accompanying schedule presents selected statutory-basis financial data as of December 31, 1996 and for the year then ended for purposes of complying with paragraph 9 of the Annual Audited Financial Reports in the General section of the National Association of Insurance Commissioners' Annual Statement Instructions and agrees to or is included in the amounts reported in AILIC's 1996 Statutory Annual Statement as filed with the Ohio Insurance Department.

PART C
Other Information


ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a)     Financial Statements

        All required financial statements are included in Parts A or B of this Registration Statement.

(b)     Exhibits

(1) Resolution of the Board of Directors of Annuity Investors Life Insurance Company(R) authorizing establishment of Annuity Investors Variable Account A.1/

(2)     Not Applicable.

(3)      (a)   Distribution  Agreement  between Annuity Investors Life Insurance
               Company and AAG Securities, Inc.


        (b)    Form  of  Selling   Agreement   between  Annuity  Investors  Life
               Insurance   Company,    AAG   Securities,    Inc.   and   another
               Broker-Dealer.2/

        (4)    Group Contract Form, Certificate Form, and Endorsements.

               (a)     Group Contract Forms and Endorsements.

                       (i) Form of Group Flexible Premium Deferred Annuity Contract.

                       (ii) Form of Enhanced Group Flexible Premium Deferred Annuity Contract.1/


                       (iii)  Form of Loan Endorsement to Group Contract.1/


                       (iv)   Form  of  Employer  Plan   Endorsement   to  Group
                              Contract.1/


                       (v) Form of Tax Sheltered Annuity Endorsement to Group Contract.1/


                       (vi) Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Group Contract.1/


                       (vii) Form of Long-Term Care Waiver Rider to Group Contract.1/


               (b)     Certificate of Participation Form and Endorsements.


                       (i)    Form of Certificate of Participation.1/


                       (ii)   Form  of   Certificate  of   Participation   under
                              Enhanced Contract. 1/


                       (iii)  Form of Loan Endorsement to Certificate.1/


                       (iv)   Form   of    Employer    Plan    Endorsement    to
                              Certificate.1/

                       (v) Form of Tax Sheltered Annuity Endorsement to Certificate.1/


                       (vi) Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Certificate.1/


                       (vii)  Form   of   Long-Term   Care   Waiver   Rider   to
                              Certificate.1/


                       (viii) Form  of  Deferred  Compensation   Endorsement  to
                              Certificate.3/


               (c) Group Contract Form and Certificate of Participation Form for use in South Dakota.1/


                       (i) Form of Group Flexible Premium Deferred Annuity Contract for use in South Dakota. 4/


                       (ii) Form of Certificate of Participation for use in South Dakota. 4/


               (d) Group Contract Form and Certificate of Participation Form for use in Wisconsin.


                       (i) Form of Group Flexible Premium Deferred Annuity Contract for use in Wisconsin. 4/


                       (ii) Form of Certificate of Participation for use in Wisconsin. 4/

                (e)    Certificate  of  Participation  Form  for  use  in  North
                       Dakota.


                       (i) Form of Certificate of Participation for use in North Dakota. 4/


               (f)     Form of Endorsements for use in Virginia.


                       (i)    Form  of  Employer  Plan   Endorsement   to  Group
                              Contract for use in Virginia. 4/


                       (ii) Form of Employer Plan Endorsement to Certificate of Participation for use in Virginia. 4/


                       (iii) Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Group Contract for use in Virginia. 4/


                       (iv)   Form of  Qualified  Pension,  Profit  Sharing  and
                              Annuity  Plan   Endorsement   to   Certificate  of
                              Participation for use in Virginia.4/


                       (v) Form of Tax Sheltered Annuity Endorsement to Group Contract for use in Virginia. 4/

        (5)    (a)     Form of Application for Group Flexible  Premium Deferred
                        Annuity Contract. 1/


                        (i) Alternative Form of Application (filed herewith).


               (b) Form of Participant Enrollment Form under Group Flexible Premium Deferred Annuity Contract (ERISA). 1/


               (c) Form of Participant Enrollment Form under Group Flexible Premium Deferred Annuity Contract (Non-ERISA) (filed herewith). 1/


               (6) (a) Articles of Incorporation of Annuity Investors Life Insurance Company. 4/


                       (i) Amendment to Articles of Incorporation, adopted April 9, 1996 and approved by Secretary of State of Ohio on July 11, 1996 (filed herewith).


                       (ii) Amendment to Articles of Incorporation adopted August 9, 1996 and approved by Secretary of State of Ohio on December 3, 1996 (filed herewith).


               (b) Code of Regulations of Annuity Investors Life Insurance Company.4/

        (7)    Not Applicable.

        (8)    (a)   Participation  Agreement  between  Annuity  Investors  Life
                     Insurance Company and Dreyfus Variable Investment Fund.2/


                (b) Participation Agreement between Annuity Investors Life Insurance Company and Dreyfus Stock Index Fund.2/


                (c) Participation Agreement between Annuity Investors Life Insurance Company and The Dreyfus Socially Responsible Growth Fund, Inc.2/


                (d) Participation Agreement between Annuity Investors Life Insurance Company and Janus Aspen Series.2/

                (e) Participation Agreement with Merrill Lynch Variable Series Funds, Inc.

                     (i) Participation Agreement between Annuity Investors Life Insurance Company and Merrill Lynch Variable Series Funds, Inc.2/


                     (ii) Amended and Restated Participation Agreement between Annuity Investors Life Insurance Company and Merrill Lynch Variable Series Funds, Inc.4/


               (f) Service Agreement between Annuity Investors Life Insurance Company and American Annuity Group, Inc.2/


               (g) Agreement between AAG Securities, Inc. and AAG Insurance Agency, Inc.2/


               (h) Investment Service Agreement between Annuity Investors Life Insurance Company and American Annuity Group, Inc. 2/

               (i) Agreement between Annuity Investors Life Insurance Company and Merrill Lynch Asset Management, L.P.4/


               (j) Participation Agreement between Annuity Investors Life Insurance Company and Morgan Stanley Universal Funds, Inc. (filed herewith).


               (k) Participation agreement between Annuity Investors Life Insurance Company and Strong Special Fund II, Inc. (filed herewith).


               (l) Participation Agreement between Annuity Investors Life Insurance Company and PBHG Insurance Series Fund, Inc. (filed herewith).


               (m)   Amended  and   Restated   Agreement   between  the  Dreyfus
                     Corporation and Annuity Investors Life Insurance Company (filed herewith).


               (n) Service Agreement between Annuity Investors Life insurance Company and Janus Capital Corporation (filed herewith).


        (9)    Opinion and Consent of Counsel.1/


        (10)   Consent of Independent Auditors (filed herewith).

        (11)   No financial statements are omitted from Item 23.

        (12)   Not Applicable.

        (13)   Schedule  for  Computation  of  Performance   Quotations   (filed
               herewith).


        (14)   Financial Data Schedule (filed herewith).


--------------------------------

1/      Filed with  Pre-Effective  Amendment  No. 2 to Form N-4 on  November  8,
        1995.

2/      Filed with  Pre-Effective  Amendment  No. 3 to Form N-4 on  December  4,
        1995.

3/      Filed with Form N-4 on June 2, 1995.

4/      Filed with Post-Effective Amendment No. 1 to Form N-4 on April 26, 1996.

ITEM 25.    DIRECTORS AND OFFICERS OF ANNUITY INVESTORS LIFE INSURANCE COMPANY


                             PRINCIPAL        POSITIONS AND OFFICES
NAME                      BUSINESS ADDRESS    WITH THE COMPANY
----                      ----------------    ----------------------
Robert Allen Adams              (1)           President, Director
Stephen Craig Lindner           (1)           Director
William Jack Maney, II          (1)           Assistant Treasurer and
                                              Director
James Michael Mortensen         (1)           Executive Vice President,
                                              Assistant Secretary and
                                              Director
Mark Francis Muething           (1)           Senior Vice President, Secretary,
                                              General Counsel and Director
Jeffrey Scott Tate              (1)           Director
Thomas Kevin Liguzinski         (1)           Senior Vice President
Charles Kent McManus            (1)           Senior Vice President
Robert Eugene Allen             (1)           Vice President and Treasurer
Arthur Ronald Greene, III       (1)           Vice President
Betty Marie Kasprowicz          (1)           Vice President and Assistant
                                              Secretary
Michael Joseph O'Connor         (1)           Vice President and Chief Actuary
Lynn Edward Laswell             (1)           Assistant Vice President and
                                              Assistant Treasurer



(1)     P.O. Box 5423, Cincinnati, Ohio  45201-5423.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.

         The Depositor, Annuity Investors Life Insurance Company, is a wholly owned subsidiary of Great American Life Insurance Company, which is a wholly owned subsidiary of American Annuity Group, Inc. The Registrant, Annuity Investors Separate Account A, is a segregated asset account of Annuity Investors Life Insurance Company.

         The following chart indicates the persons controlled by or under common control with the Company.

==============================
AMERICAN FINANCIAL GROUP, INC.
==============================                                                     % OF STOCK OWNED(1)
                                                          STATE OF       DATE OF       BY IMMEDIATE
                                                          DOMICILE       INCORP.      PARENT COMPANY    NATURE OF BUSINESS
                                                          --------       -------      --------------    ------------------

AHH Holdings, Inc.                                        Florida        12/27/95          49           Holding Company
  Columbia Financial Company                              Florida        10/26/93         100           Real Estate Holding Company
  American Heritage Holding Corporation                   Delaware       11/02/94         100           Home Builder
    Heritage Homes Realty, Inc.                           Florida        07/20/93         100           Home Sales
    Southeast Title, Inc.                                 Florida        05/16/95         100           Title Company
  Heritage Home Finance Corporation                       Florida        02/10/94         100           Finance Company
American Financial Capital Trust I                        Delaware       09/14/96         100           Statutory Business Trust
American Financial Corporation                            Ohio           11/15/55         100           Holding Company
  AFC Coal Properties, Inc.                               Ohio           12/18/96         100           Real Estate Holding Company
  American Barge & Towing Company                         Ohio           03/25/82         100           Inactive
    Spartan Transportation Corporation                    Ohio           07/19/83         100           Mgmt-River Transportation
                                                                                                          Equipment
  American Financial Corporation                          Ohio           08/27/63         100           Inactive
  American Money Management Corporation                   Ohio           03/01/73         100           Investment Management
  American Money Management International, N.V            Netherland     05/10/85         100           Securities Management
                                                           Antilles
  American Premier Underwriters, Inc.                     Pennsylvania   1846             100(2)        Diversified
    The Ann Arbor Railroad Company                        Michigan       09/21/1895        99           Inactive
    The Associates of the Jersey Company                  New Jersey     11/10/1804       100           Inactive
    Cal Coal, Inc.                                        Illinois       05/30/79         100           Inactive
    The Indianapolis Union Railway Company                Indiana        11/19/1872       100           Inactive
    Lehigh Valley Railroad Company                        Pennsylvania   04/21/1846       100           Inactive
    Millennium Dynamics, Inc.                             Ohio           07/31/95         100           Design, Marketing &Servicing
                                                                                                          of Comp. Software
    The New York and Harlem Railroad Company              New York       04/25/1831        97           Inactive
    The Owasco River Railway, Inc.                        New York       06/02/1881       100           Inactive
    PCC Real Estate, Inc.                                 New York       12/15/86         100           Holding Company
      PCC Chicago Realty Corp.                            New York       12/23/86         100           Real Estate Developer
      PCC Gun Hill Realty Corp.                           New York       12/18/85         100           Real Estate Developer
      PCC Michigan Realty, Inc.                           Michigan       11/09/87         100           Real Estate Developer
      PCC Scarsdale Realty Corp.                          New York       06/01/86         100           Real Estate Developer
        Scarsdale Depot Associates, L.P.                  Delaware       05/05/89          80           Real Estate Developer
    Penn Central Energy Management Company                Delaware       05/11/87         100           Energy Operations Manager
    Pennsylvania Company                                  Delaware       12/05/58         100           Holding Company
      Atlanta Casualty Company                            Illinois       06/13/72         100(2)        Property/Casualty Insurance
        American Premier Insurance Company                Indiana        11/30/89         100           Property/Casualty Insurance
        Atlanta Specialty Insurance Company               Iowa           02/06/74         100           Property/Casualty Insurance
        Mr. Agency of Georgia, Inc.                       Georgia        04/01/77         100           Insurance Agency
          Atlanta Casualty General Agency, Inc.           Texas          03/15/61         100           Managing General Agency
          Atlanta Insurance Brokers, Inc.                 Georgia        02/06/71         100           Insurance Agency
          Treaty House, Ltd. (d/b/a Mr. Budget)           Nevada         11/02/71         100           Insurance Premium Finance
        Penn Central U.K. Limited                         United Kingdom 10/28/92         100           Insurance Holding Company
          Insurance (GB) Limited                          United Kingdom 05/13/92         100           Property/Casualty Insurance
      Delbay Corporation                                  Delaware       12/27/62         100           Inactive



                                       C-6




==============================================================
AMERICAN FINANCIAL GROUP, INC.
==============================================================
American Financial Corporation                                                     % OF STOCK OWNED(1)
  American Premier Underwriters, Inc.                     STATE OF       DATE OF       BY IMMEDIATE
    Pennsylvania Company                                  DOMICILE       INCORP.      PARENT COMPANY    NATURE OF BUSINESS
                                                          --------       -------   -----------------    ------------------

      Great Southwest Corporation                         Delaware       10/25/78         100           Real Estate Developer
        World Houston, Inc.                               Delaware       05/30/74         100           Real Estate Developer
      Hangar Acquisition Corp.                            Ohio           10/06/95         100           Aircraft Investment
      Infinity Insurance Company                          Florida        07/09/55         100           Property/Casualty Insurance
        Infinity Agency of Texas, Inc.                    Texas          07/15/92         100           Managing General Agency
        The Infinity Group, Inc.                          Indiana        07/22/92         100           Insurance Holding Company
        Infinity Select Insurance Company                 Indiana        06/11/91         100           Property/Casualty Insurance
        Infinity Southern Insurance Corporation           Alabama        08/05/92         100           Property/Casualty Insurance
        Leader National Insurance Company                 Ohio           03/20/63         100           Property/Casualty Insurance
          Budget Insurance Premiums, Inc.                 Ohio           02/14/64         100           Premium Finance Company
          Leader National Agency, Inc.                    Ohio           04/05-63         100           Brokering Agent
          Leader National Agency of Texas, Inc.           Texas          01/25/94         100           Managing General Agency
          Leader National Insurance Agency of Arizona     Arizona        12/05/73         100           Brokering Agent
          Leader Preferred Insurance Company              Ohio           11/07/94         100           Property/Casualty Insurance
          Leader Specialty Insurance Company              Indiana        03/10/94         100           Property/Casualty Insurance
      PCC Technical Industries, Inc.                      California     03/07/55         100           Holding Company
        ESC, Inc.                                         California     11/02/62         100           Connector Accessories
        Marathon Manufacturing Companies, Inc.            Delaware       11/18/83         100           Holding Company
          Marathon Manufacturing Company                  Delaware       12/07/79         100           Inactive
        PCC Maryland Realty Corp.                         Maryland       08/18/93         100           Real Estate Holding Company
        Penn Camarillo Realty Corp.                       California     11/24/92         100           Real Estate Holding Company
      Penn Towers, Inc.                                   Pennsylvania   08/01/58         100           Inactive
      Republic Indemnity Company of America               California     12/05/72         100           Workers' Compensation Ins.
        Republic Indemnity Company of California          California     10/13/82         100           Workers' Compensation Ins.
        Republic Indemnity Medical Management, Inc.       California     03/25/96         100           Medical Bill Review
        Timberglen Limited                                United Kingdom 10/28/92         100           Investments
      Risico Management Corporation                       Delaware       01/10/89         100           Risk Management
      Windsor Insurance Company                           Indiana        11/05/87         100(2)        Property/Casualty Insurance
        American Deposit Insurance Company                Oklahoma       12/28/66         100           Property/Casualty Insurance
          Granite Finance Co., Inc.                       Texas          11/09/65         100           Premium Financing
        Coventry Insurance Company                        Ohio           09/05/89         100           Property/Casualty Insurance
        El Aguila Compania de Seguros, S.A. de C.V.       Mexico         11/24/94         100(2)        Property/Casualty Insurance
        Moore Group Inc.                                  Georgia        12/19/62         100           Insurance Holding Company/
                                                                                                           Agency
          Casualty Underwriters, Inc.                     Georgia        10/01/54          51           Insurance Agency
          Dudley L. Moore Insurance, Inc.                 Louisiana      03/30/78   beneficial interest Insurance Agency
          Hallmark General Insurance Agency, Inc.         Oklahoma       06/16/72   beneficial interest Insurance Agency
          Middle Tennessee Underwriters, Inc.             Tennessee      11/14/69         100           Insurance Agency
            Insurance Finance Company                     Tennessee      01/03/62         100           Premium Financing
          Windsor Group, Inc.                             Georgia        05/23/91         100           Insurance Holding Company
        Regal Insurance Company                           Indiana        11/05/87         100           Property/Casualty Insurance
        Texas Windsor Group, Inc.                         Texas          06/23/88         100           Insurance Agency
    Pennsylvania-Reading Seashore Lines                   New Jersey     06/14/01          66.67        Inactive
    Pittsburgh and Cross Creek Railroad Company           Pennsylvania   08/14/70          83           Inactive



                                      C-7


==============================================================
AMERICAN FINANCIAL GROUP, INC.
==============================================================
American Financial Corporation
  American Premier Underwriters, Inc.                                              % OF STOCK OWNED(1)
                                                          STATE OF       DATE OF       BY IMMEDIATE
                                                          DOMICILE       INCORP.      PARENT COMPANY    NATURE OF BUSINESS
                                                          --------       -------   -----------------    ------------------

    Terminal Realty Penn Co.                              District of    09/23/68         100           Inactive
    United Railroad Corp.                                 Delaware       11/25/81         100           Inactive
      Detroit Manufacturers Railroad Company              Michigan       01/30/02          82           Inactive
    Waynesburg Southern Railroad Company                  Pennsylvania   09/01/66         100           Inactive
  Chiquita Brands International, Inc. (and subsidiaries)  New Jersey     03/30/99          43.09(2)     Production/Processing/
                                                                                                          Distribution of Food
                                                                                                          Products
  Dixie Terminal Corporation                              Ohio           04/23/70         100           Commercial Leasing
  Fairmont Holdings, Inc.                                 Ohio           12/15/83         100           Holding Company
  FWC Corporation                                         Ohio           03/16/83         100           Financial Services
  Great American Holding Corporation                      Ohio           11/30/77         100           Holding Company
    Great American Insurance Company                      Ohio           3/7/1872         100           Property/Casualty Insurance
      A B I Group, Inc.                                   Minnesota      07/27/78         100           Inactive
        American Business Risk Services, Inc.             Minnesota      04/19/78         100           Inactive
        American Insurance Management Agency, Inc.        Minnesota      11/16/82         100           Inactive
        Consolidated Underwriters, Inc.                   Texas          10/14/80         100           Inactive
      Agricultural Excess and Surplus Insurance Company   Delaware       02/28/79         100           Excess & Surplus Lines Ins.
      Agricultural Insurance Company                      Ohio           03/23/05         100           Property/Casualty Insurance
      American Alliance Insurance Company                 Arizona        09/11/45         100           Property/Casualty Insurance
      American Annuity Group, Inc.                        Delaware       05/15/87          81.38(2)     Holding Company
        AAG Holding Company, Inc.                         Ohio           09/11/96         100           Holding Company
          American Annuity Group Capital Trust I          Delaware       09/13/96         100           Financing Vehicle
          American Annuity Group Capital Trust II         Delaware       03/11/97         100           Financing Vehicle
          Great American Life Insurance Company           Ohio           12/15/59         100           Life Insurance Company
            Annuity Investors Life Insurance Company      Ohio           11/31/81         100           Life Insurance Company
            Assured Security Life Insurance Company, Inc. South Dakota   05/12/78         100           Life Insurance Company
            CHATBAR, Inc.                                 Massachusetts  11/02/93         100           Hotel Operator
            Driskill Holding, Inc.                        Texas          06/07/95  beneficial interest  Hotel Management
            GALIC Brothers, Inc.                          Ohio           11/12/93          80           Real Estate Management
            GALIC Life Insurance Company                  Ohio           06/21/94         100           Life Ins. Co. (Lic. Pending)
            Great American Life Assurance Company         Ohio           08/10/67         100           Life Insurance Company
            Loyal American Life Insurance Company         Alabama        05/18/55         100           Life Insurance Company
              ADL Financial Services, Inc.                North Carolina 09/10/70         100           Marketing Services
              Purity Financial Corporation                Florida        12/21/91         100           Marketing Services
            Prairie National Life Insurance Company       South Dakota   02/11/76         100           Life Insurance Company
              American Memorial Life Insurance Company    South Dakota   03/18/59         100           Life Insurance Company
                Great Western Life Insurance Company      Montana        05/01/80         100           Life Insurance Company
                Rushmore National Life Insurance Company  South Dakota   04/16/37         100           Life Insurance Company
        AAG Insurance Agency, Inc.                        Kentucky       12/06/94         100           Life Insurance Agency
          AAG Insurance Agency of Massachusetts, Inc.     Massachusetts  05/25/95         100           Insurance Agency
        AAG Securities, Inc.                              Ohio           12/10/93         100           Broker-Dealer
        American DataSource, Inc.                         Delaware       06/15/90         100           Pre-need Trust Services
        American Memorial Marketing Services, Inc.        Washington     06/19/80         100           Marketing Services


                                      C-8



==============================================================
AMERICAN FINANCIAL GROUP, INC.
==============================================================
American Financial Corporation                                                     % OF STOCK OWNED(1)
  Great American Holding Corporation                      STATE OF       DATE OF       BY IMMEDIATE
    Great American Insurance Company                      DOMICILE       INCORP.      PARENT COMPANY    NATURE OF BUSINESS
                                                          --------       -------   -----------------    ------------------
    American Annuity Group, Inc.

      CSW Management Services, Inc.                       Texas          06/27/85         100           Pre-need Trust Admin.
                                                                                                          Services
      GALIC Disbursing Company                            Ohio           05/31/94         100           Payroll Servicer
        Keyes-Graham Insurance Agency, Inc.               Massachusetts  12/23/87         100           Insurance Agency
        International Funeral Associates, Inc.            Delaware       05/07/86         100           Coop. Buying Funeral Dirs.
        Laurentian Credit Services Corporation            Delaware       10/07/94         100           Inactive
        Laurentian Marketing Services, Inc.               Delaware       12/23/87         100           Marketing Services
        Laurentian Securities Corporation                 Delaware       01/30/90         100           Inactive
        Lifestyle Financial Investments, Inc.             Ohio           12/29/93         100           Marketing Services
           Lifestyle Financial Investments Agency of      Ohio           03/07/94  beneficial interest  Life Insurance Agency
                Ohio, Inc.
           Lifestyle Financial Investments of Indiana,    Indiana        02/24/94         100           Life Insurance Agency
                Inc.
           Lifestyle Financial Investments of Kentucky,   Kentucky       10/03/94         100           Insurance Agency
                Inc.
              Lifestyle Financial Investments of the      Minnesota      06/10/85         100           Insurance Agency
                     Northwest, Inc.
              Lifestyle Financial Investments of the      North Carolina 07/13/94         100           Insurance Agency
                     Southeast, Inc.
        Loyal Marketing Services, Inc.                    Alabama        07/20/90         100           Marketing Services
        Purple Cross Insurance Agency, Inc.               Delaware       11/07/89         100           Insurance Agency
        Retirement Resource Group, Inc.                   Indiana        02/07/95         100           Insurance Agency
          RRG of Alabama, Inc.                            Alabama        09/22/95         100           Life Insurance Agency
          RRG of Ohio, Inc.                               Ohio           02/20/96  beneficial interest  Insurance Agency
          RRG of Texas, Inc.                              Texas          06/02/95         100           Life Insurance Agency
        SPELCO (UK) Ltd.                                  United Kingdom 00/00/00          99           Inactive
        SWTC, Inc.                                        Delaware       00/00/00         100           Inactive
        SWTC Hong Kong Ltd.                               Hong Kong      00/00/00         100           Inactive
        Technomil Ltd.                                    Delaware       00/00/00         100           Inactive
      American Custom Insurance Services, Inc.            Ohio           07/27/83         100           Management Holding Company
        American Custom Insurance Services California,    California     05/18/92         100           Insurance Agency & Brokerage
           Inc.
        Eden Park Insurance Brokers, Inc.                 California     02/13/90         100           Wholesale Brokerage for
                                                                                                          Surplus Lines
        Professional Risk Brokers, Inc.                   Illinois       03/01/90         100           Insurance Agency
        Professional Risk Brokers Insurance, Inc.         Massachusetts  04/19/94         100           Surplus Lines Brokerage
        Professional Risk Brokers of Connecticut, Inc.    Connecticut    07/09/92         100           Insurance Agency & Brokerage
        Professional Risk Brokers of Ohio, Inc.           Ohio           12/17/86         100           Insurance Agency & Brokerage
        Utility Insurance Services, Inc.                  Texas          04/06/95         100(2)        Texas Local Recording Agency
        Utility Management Services, Inc.                 Texas          09/07/65         100           Texas Managing Gen. Agency
      American Custom Insurance Services Illinois, Inc.   Illinois       07/08/92         100           Underwriting Office
      American Dynasty Surplus Lines Insurance Company    Delaware       01/12/82         100           Excess & Surplus Lines Ins.
      American Eagle Group, Inc.                          Delaware       10/03/86          48.6(3)      Holding Company
        AE Insurance Agency, Inc.                         California     12/17/91         100           Inactive
        AOA Corporation                                   Texas          11/12/91         100           Inactive
        American Eagle Insurance Company                  Texas          12/07/84         100           Property/Casualty Insurer
          American Eagle Reinsurance Organization, Inc.   Texas          08/31/70         100           Inactive
          American Meridian Insurance Company Limited     Bermuda        01/01/81         100           Inactive



                                      C-9


==============================================================
AMERICAN FINANCIAL GROUP, INC.
==============================================================
American Financial Corporation                                                     % OF STOCK OWNED(1)
  Great American Holding Corporation                      STATE OF       DATE OF       BY IMMEDIATE
    Great American Insurance Company                      DOMICILE       INCORP.      PARENT COMPANY    NATURE OF BUSINESS
                                                          --------       -------   -----------------    ------------------
      American Eagle Group, Inc.

         Aviation Adjustment Bureau, Inc.                 Texas          05/08/79         100           Claims Servicing
         Aviation Elite Reinsurance Organization, Inc.    Texas          11/22/72         100           Inactive
         Aviation Office of America, Inc.                 Texas          02/15/77         100           Insurance Agency
       American Empire Surplus Lines Insurance Company    Delaware       07/15/77         100           Excess & Surplus Lines Ins.
         American Empire Insurance Company                Ohio           11/26/79         100           Property/Casualty Insurance
           American Signature Underwriters, Inc.          Ohio           04/08/96         100           Insurance Agency
           Specialty Underwriters, Inc.                   Texas          05/19/76         100           Insurance Agency
         Fidelity Excess and Surplus Insurance Company    Ohio           06/30/87         100           Property/Casualty Insurance
       American Financial Enterprises, Inc.               Connecticut    1871              82.62(2)     Closed End Investment Co.
       American Insurance Agency, Inc.                    Kentucky       07/27/67         100           Insurance Agency
       American National Fire Insurance Company           New York       08/22/47         100           Property/Casualty Insurance
       American Special Risk, Inc.                        Illinois       12/29/81         100           Insurance Broker/Managing
                                                                                                          General Agency
         American Special Risk I of Arizona, Inc.         Arizona        02/06/90         100           Inactive
       American Spirit Insurance Company                  Indiana        04/05/88         100           Property/Casualty Insurance
       Brothers Property Corporation                      Ohio           09/08/87          80           Real Estate Investment
         Brothers Barrington Corporation                  Oklahoma       03/18/94         100           Real Estate Holding Corp.
         Brothers Cincinnatian Corporation                Ohio           01/25/94         100           Hotel Manager
         Brothers Columbine Corporation                   Oklahoma       03/18/94         100           Real Estate Holding Corp.
         Brothers Landing Corporation                     Louisiana      02/24/94         100           Real Estate Holding Corp.
         Brothers Pennsylvanian Corporation               Pennsylvania   12/23/94         100           Real Estate Holding Corp.
         Brothers Port Richey Corporation                 Florida        12/06/93         100           Apartment Manager
         Brothers Property Management Corporation         Ohio           09/25/87         100           Real Estate Management
         Brothers Railyard Corporation                    Texas          12/14/93         100           Apartment Manager
       Contemporary American Insurance Company            Illinois       04/16/96         100           Property/Casualty Insurance
       Crop Managers Insurance Agency, Inc.               Kansas         08/09/89         100           Insurance Agency
       Dempsey & Siders Agency, Inc.                      Ohio           05/09/56         100           Insurance Agency
       Eagle American Insurance Company                   Ohio           07/01/87         100           Property/Casualty Insurance
       Eden Park Insurance Company                        Indiana        01/08/90         100           Special Risk Surplus Lines
       FCIA Management Company, Inc.                      New York       09/17/91          79           Servicing Agent
       The Gains Group, Inc.                              Ohio           01/26/82         100           Marketing of Advertising
       Great American Lloyd's, Inc.                       Texas          08/02/83         100           Attorney-in-Fact - Texas
                                                                                                          Lloyd's Company
       Great American Lloyd's Insurance Company           Texas          10/09/79   beneficial interest Lloyd's Plan Insurer
       Great American Management Services, Inc.           Ohio           12/05/74         100           Data Processing and
                                                                                                          Equipment Leasing
         American Payroll Services, Inc.                  Ohio           02/20/87         100           Payroll Services
       Great American Re Inc.                             Delaware       05/14/71         100           Reinsurance Intermediary
       Great American Risk Management, Inc.               Ohio           04/21/80         100           Insurance Risk Management
       Great Texas County Mutual Insurance Company        Texas          04/29/54   beneficial interest Property/Casualty Insurance
       Grizzly Golf Center, Inc.                          Ohio           11/08/93         100           Operate Golf Courses
       Homestead Snacks Inc.                              California     03/02/79         100(2)        Meat Snack Distribution
         Giant Snacks, Inc.                               Delaware       07/06/89         100           Meat Snack Distribution




                                      C-10


==============================================================
AMERICAN FINANCIAL GROUP, INC.
==============================================================
American Financial Corporation                                                     % OF STOCK OWNED(1)
  Great American Holding Corporation                      STATE OF       DATE OF       BY IMMEDIATE
    Great American Insurance Company                      DOMICILE       INCORP.      PARENT COMPANY    NATURE OF BUSINESS
                                                          --------       -------   -----------------    ------------------

       Key Largo Group, Inc.                              Florida        07/28/81         100           Land Developer & Resort
                                                                                                          Operator
         Key Largo Group Utility Company                  Florida        11/26/84         100           Water & Sewer Utility
       Mid-Continent Casualty Company                     Oklahoma       02/26/47         100           Property/Casualty Insurance
         Mid-Continent Insurance Company                  Oklahoma       08/13/92         100           Property/Casualty Insurance
         Oklahoma Surety Company                          Oklahoma       08/05/68         100           Property/Casualty Insurance
       National Interstate Corporation                    Ohio           01/26/89          52.15        Holding Company
         American Highways Insurance Agency               California     05/05/94         100           Insurance Agency
         National Interstate Insurance Agency of Texas,   Texas          06/07/89   beneficial interest Insurance Agency
                Inc.
         National Interstate Insurance Agency, Inc.       Ohio           02/13/89         100           Insurance Agency
         National Interstate Insurance Company            Ohio           02/10/89         100           Property/Casualty Insurance
         Safety, Claims & Litigation Services, Inc.       Pennsylvania   06/23/95          90           Claims Third Party
                                                                                                          Administrator
       North America Livestock, Inc.                      Florida        12/03/82         100           Managing General Agency
       OBGC Corporation                                   Florida        11/23/77          80           Real Estate Development
       Pointe Apartments, Inc.                            Minnesota      06/24/93         100           Real Estate Holding Corp.
       Seven Hills Insurance Company                      New York       06/30/32         100           Property/Casualty
                                                                                                          Reinsurance
       Stonewall Insurance Company                        Alabama        02/1866          100           Property/Casualty Insurance
       Stone Mountain Professional Liability Agency, Inc. Georgia        08/07/95         100           Insurance Agency
       Tamarack American, Inc.                            Delaware       06/10/86         100           Management Holding Company
       Transport Insurance Company                        Ohio           05/25/76         100           Property/Casualty Insurance
         American Commonwealth Development Company        Texas          07/23/63         100           Real Estate Development
           ACDC Holdings Corporation                      Texas          05/04/81         100           Real Estate Development
         Instech Corporation                              Texas          09/02/75         100           Claim & Claim Adjustment
                                                                                                          Services
         TICO Insurance Company                           Ohio           06/03/80         100           Property/Casualty Insurance
         Transport Managing General Agency, Inc.          Texas          05/19/89         100           Managing General Agency
         Transport Insurance Agency, Inc.                 Texas          08/21/89   beneficial interest Insurance Agency
       Transport Underwriters Association                 California     05/11/45         100           Holding Company/Agency
One East Fourth, Inc.                                     Ohio           02/03/64         100           Commercial Leasing
PCC 38 Corp.                                              Illinois       12/23/96         100           Real Estate Holding Company
Pioneer Carpet Mills, Inc.                                Ohio           04/29/76         100           Carpet Manufacturing
TEJ Holdings, Inc.                                        Ohio           12/04/84         100           Real Estate Holdings
Three East Fourth, Inc.                                   Ohio           08/10/66         100           Commercial Leasing



(1) Except Director's Qualifying Shares.
(2) Total percentage owned by parent shown and by other affiliated company(ies).
(3) Convertible Preferred Stock.


ITEM 27.    NUMBER OF CERTIFICATE OWNERS

         As of March 31, 1997 there were 2,052 Participants (Certificate Owners) in 93 Contracts.

ITEM 28.    INDEMNIFICATION

                 (a)   The  Code  of  Regulations  of  Annuity   Investors  Life
          Insurance Company provides in Article V as follows:

                    The Corporations shall, to the full extent permitted by the General Corporation Law of Ohio, indemnify any person who is or was a director or officer of the Corporation and whom it may indemnify pursuant thereto. The Corporation may, within the sole discretion of the Board of Directors, indemnify in whole or in part any other persons whom it may indemnify pursuant thereto.

               Insofar as indemnification for liability arising under the Securities Act of 1933 ("1933 Act") may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by the director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

               (b) The directors and officers of Annuity Investors Life Insurance Company are covered under a Directors and Officers Reimbursement Policy. Under the Reimbursement Policy, directors and officers are indemnified for loss arising from any covered claim by reason of any Wrongful Act in their capacities as directors or officers, except to the extent the Company has indemnified them. In general, the term "loss" means any amount which the directors or officers are legally obligated to pay for a claim for Wrongful Acts. In general, the term "Wrongful Acts" means any breach of duty, neglect, error, misstatement, misleading statement, omission or act by a director or officer while acting individually or collectively in their capacity as such claimed against them solely by reason of their being directors and officers. The limit of liability under the program is $20,000,000 for the policy year ending September 1, 1997. The primary policy under the program is with National Union Fire Insurance Company of Pittsburgh, PA. in the name of American Premier Underwriters, Inc.

         ITEM 29.  PRINCIPAL UNDERWRITER

               AAG Securities, Inc. is the underwriter and distributor of the Contracts as defined in the Investment Company Act of 1940 ("1940 Act"). It is also the underwriter and distributor of Annuity Investors(R) Variable Account B.

               (a) AAG Securities, Inc. does not act as a principal underwriter, depositor, sponsor or investment adviser for any investment company other than Annuity Investors Variable Account A.

               (b) Directors and Officers of AAG Securities, Inc.

          Name and Principal                   Position with
          Business Address                     AAG Securities, Inc.
          ------------------                   --------------------

          Thomas Kevin Liguzinski (1)          Chief Executive Officer
                                                  and Director
          Charles Kent McMannus                Senior Vice President
          Mark Francis Muething (1)            Vice President, Secretary and
                                               Director
          William Jack Maney, II (1)           Director
          Jeffrey Scott Tate (1)               Director
          James Lee Henderson (1)              President
          Andrew Conrad Bambeck, III (1)       Vice President
          William Claire Bair, Jr. (1)         Treasurer


        (1)  250 East Fifth Street, Cincinnati, Ohio  45202

               (c)     Not applicable.

        ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

               All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by Lynn E. Laswell, Assistant Vice President, of the Company at the Administrative Office.

        ITEM 31.  MANAGEMENT SERVICES

               Not applicable.

        ITEMS 32.  UNDERTAKINGS

               (a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

               (b) Registrant undertakes that it will include either (1) as part of any application to purchase a Certificate offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

               (c) Registrant undertakes to deliver any Prospectus and Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to the Company at the address or phone number listed in the Prospectus.

               (d) Registrant represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

                                   SIGNATURES

               As  required  by the  Securities  Act of 1933 and the  Investment
        Company Act of 1940, the Registrant certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this amendment to its Registration Statement and has caused this Post-Effective Amendment No. 2 to its Registration Statement to be signed on its behalf by the undersigned in the City of Cincinnati, State of Ohio on the 28th day of April, 1997.


                                      ANNUITY INVESTORS VARIABLE ACCOUNT A
                                      (REGISTRANT)


                                      By: /s/ Robert Allen Adams
                                          --------------------------------
                                          Robert Allen Adams
                                          Chairman of the Board, President
                                          and Director, Annuity Investors
                                          Life Insurance Company


                                      ANNUITY INVESTORS LIFE INSURANCE COMPANY
                                      (DEPOSITOR)


                                      By: /s/ Robert Allen Adams
                                          --------------------------------
                                          Robert Allen Adams
                                          Chairman of the Board, President
                                          and Director


               As required by the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



        /s/ Robert Allen Adams                                April 28, 1997
        -----------------------------
        Robert Allen Adams
        Principal Executive
         Officer, Director

        /s/ Robert Eugene Allen                               April 28, 1997
        -----------------------------
        Robert Eugene Allen
        Principal Financial
         Officer

        /s  Lynn E. Laswell                                   April 28, 1997
        -----------------------------
        Lynn Edward Laswell
        Principal Accounting
         Officer

        /s/ Stephen Craig Lindner                             April 28, 1997
        -----------------------------
        Stephen Craig Lindner
        Director


        /s/ William J. Maney II                               April 28, 1997
        -----------------------------
        William Jack Maney, II
        Director


        /s/ James M. Mortensen                                April 28, 1997
        -----------------------------
        James Michael Mortensen
        Director


        /s/ Mark F. Muething                                  April 28, 1997
        -----------------------------
        Mark Francis Muething
        Director


        /s/ Jeffrey Scott Tate                                April 28, 1997
        -----------------------------
        Jeffrey Scott Tate

                                  EXHIBIT INDEX
                                  -------------

    EXHIBIT NO.          DESCRIPTION OF EXHIBIT
    -----------          ----------------------

    (1) Resolution of the Board of Directors of Annuity Investors Life Insurance Company authorizing establishment of Annuity Investors Variable Account A1/
    (3)(a) Distribution Agreement between Annuity Investors Life Insurance Company and AAG Securities, Inc2/
    (3)(b) Form of Selling Agreement between Annuity Investors Life Insurance Company, AAG Securities, Inc. and another Broker-Dealer 2/
    (4)(a)(i)            Form of Group Flexible Premium Deferred Annuity
                         Contract1/
    (4)(a)(ii) Form of Enhanced Group Flexible Premium Deferred Annuity Contract.1/
    (4)(a)(iii)          Form of Loan Endorsement to Group Contract 1/
    (4)(a)(iv)           Form of Employer Plan Endorsement to Group
                         Contract 1/
    (4)(a)(v)            Form of Tax Sheltered Annuity Endorsement to Group
                         Contract 1/


    (4)(a)(vi)           Form of Qualified Pension, Profit Sharing and Annuity
                         Plan Endorsement to Group Contract 1/
    (4)(a)(vii)          Form of Long-Term Care Waiver Rider to Group
                         Contract 1/
    (4)(b)(i)            Form of Certificate of Participation 1/
    (4)(b)(ii)           Form of Certificate of Participation under Enhanced
                         Contract 1/
    (4)(b)(iii)          Form of Loan Endorsement to Certificate 1/
    (4)(b)(iv)           Form of Employer Plan Endorsement to Certificate 1/
    (4)(b)(v)            Form of Tax Sheltered Annuity Endorsement to
                         Certificate 1/
    (4)(b)(vi)           Form of Qualified Pension, Profit Sharing and Annuity
                         Plan Endorsement to Certificate 1/
    (4)(b)(vii)          Form of Long-Term Care Waiver Rider to Certificate1/
    (4)(b)(viii)         Form of Deferred Compensation Endorsement to
                         Certificate. 3/
    (4)(c)(i)            Form of Group Flexible Premium Deferred Annuity
                         Contract for use in South Dakota. 4/
    (4)(c)(ii)           Form of Certificate of Participation for use in South
                         Dakota. 4/
    (4)(d)(i)            Form of Group Flexible Premium Deferred Annuity
                         Contract for use in Wisconsin. 4/
    (4)(d)(ii)           Form of Certificate of Participation for use in
                         Wisconsin. 4/

    (4)(e)(i)            Form of Certificate of Participation for use in North
                         Dakota. 4/
    (4)(f)(i)            Form of Employer Plan Endorsement to Group
                         Contract for use in Virginia. 4/
    (4)(f)(ii) Form of Employer Plan Endorsement to Certificate of Participation for use in Virginia. 4/
    (4)(f)(iii) Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Group Contract for use in Virginia. 4/
    (4)(f)(iv) Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Certificate of Participation for use in Virginia. 4/
    (4)(f)(v) Form of Tax Sheltered Annuity Endorsement to Group Contract for use in Virginia. 4/
    (5)(a) Form of Application for Group Flexible Premium Deferred Annuity Contract 1/
    (5)(a)(i)            Alternative Form of Application (filed herewith)
    (5)(b) Form of Participant Enrollment Form under Group Flexible Premium Deferred Annuity Contract
                         (ERISA) 1/


    (5)(c) Form of Participant Enrollment Form under Group Flexible Premium Deferred Annuity Contract (Non-ERISA) 1/
    (6)(a) Articles of Incorporation of Annuity Investors Life Insurance Company 4/
    (6)(a)(i) Amendment to Articles of Incorporation, adopted April 9, 1996 and approved by Secretary of State of Ohio on July 11, 1996 (filed herewith).
    (6)(a)(ii)           Amendment to Articles of Incorporation adopted
                         August 9, 1996 and approved by Secretary of State of Ohio on December 3, 1996 (filed herewith).
    (6)(b)               Code of Regulations of Annuity Investors Life
                         Insurance Company 4/
    (8)(a) Participation Agreement between Annuity Investors Life Insurance Company and Dreyfus Variable Investment Fund 2/
    (8)(b) Participation Agreement between Annuity Investors Life Insurance Company and Dreyfus Stock Index
                         Fund 2/
    (8)(c) Participation Agreement between Annuity Investors Life Insurance Company and The Dreyfus Socially Responsible Growth Fund, Inc. 2/
    (8)(d) Participation Agreement between Annuity Investors Life Insurance Company and Janus Aspen Series 2/
    8(e)(i) Participation Agreement between Annuity Investors Life Insurance Company and Merrill Lynch Variable Series Funds, Inc. 2/

    8(e)(ii) Amended and Restated Participation Agreement between Annuity Investors Life Insurance Company and Merrill Lynch Variable Series Funds, Inc. 4/
    (8)(f) Service Agreement between Annuity Investors Life Insurance Company and American Annuity Group, Inc.2/
    (8)(g)               Agreement between AAG Securities Inc. and AAG
                         Insurance Agency, Inc. 2/
    (8)(h) Investment Service Agreement between Annuity Investors Life Insurance Company and American Annuity Group, Inc. 2/
    (8)(i) Agreement between Annuity Investors Life Insurance Company and Merrill Lynch Asset Management, L.P.4/
    (8)(j) Participation Agreement between Annuity Investors Life Insurance Company and Morgan Stanley
                         Universal Funds, Inc. (filed herewith).


    (8)(k)               Participation agreement between Annuity Investors
                         Life Insurance Company and Strong Special Fund II,
                         Inc. (filed herewith).
    (8)(l)               Participation Agreement between Annuity Investors
                         Life Insurance Company and PBHG Insurance Series
                         Fund, Inc. (filed herewith).
    (8)(m)               Amended  and  Restated  Agreement  between  the Dreyfus
                         Corporation   and  Annuity   Investors  Life  Insurance
                         Company (filed herewith).
    8(n)                 Service   Agreement   between  Annuity  Investors  Life
                         Insurance Company and Janus Capital Corporation (filed herewith).
    (9)                  Opinion and Consent of Counsel 1/
    (10)                 Consent of Independent Auditors (filed herewith)
    (11)                 No financial statements are omitted from Item 23.
    (12)                 Not applicable.
    (13)                 Schedule for Computation of Performance Quotations
                         (filed herewith).
    (14)                 Financial Data Schedule (filed herewith).



    1/    Filed with  Pre-Effective  Amendment  No. 2 to Form N-4 on November 8,
          1995.

    2/    Filed with Pre-Effective Amendment No. 3 to Form N-4 on December 4,

    3/    Filed with Form N-4 on June 2, 1995.

    4/    Filed  with  Post-Effective  Amendment  No. 1 to Form N-4 on April 26,
          1996.